                                               Filed Pursuant to Rule 424(b)(4)
                                                    Registration No. 333-119796


                                   PROSPECTUS

                                  iBASIS, INC.

                        16,732,500 SHARES OF COMMON STOCK

     This prospectus relates to the offer and sale of the following securities by the selling stockholders identified in this prospectus:

     -    Up to 15,000,000 shares of our common stock; and

     - Up to 1,732,500 shares of our common stock, issuable upon the exercise of a warrant issued to Tejas Securities Group, Inc, as partial compensation for services rendered to us as placement agent.

     We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

     Our common stock is traded on the OTC Bulletin Board under the symbol "IBAS." On March 24, 2005, the last sale price of our common stock, as quoted on the OTC Bulletin Board, was $2.14 per share. When used herein, the term "selling stockholder" includes donees, transferees, pledgees and other successors-in-interest.

     INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                   ----------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this prospectus is March 28, 2005.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PROSPECTUS SUMMARY                                                             2
SUMMARY CONSOLIDATED FINANCIAL INFORMATION                                     5
RISK FACTORS                                                                   6
USE OF PROCEEDS                                                               20
MARKET FOR OUR COMMON STOCK                                                   20
DIVIDEND POLICY                                                               20
SELLING STOCKHOLDERS                                                          21
SELECTED CONSOLIDATED FINANCIAL INFORMATION                                   24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS                                           25
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                    41
BUSINESS                                                                      41
MANAGEMENT                                                                    55
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                                63
PRINCIPAL STOCKHOLDERS                                                        64
DESCRIPTION OF SECURITIES TO BE REGISTERED                                    67
PLAN OF DISTRIBUTION                                                          69
LEGAL MATTERS                                                                 70
EXPERTS                                                                       70
WHERE YOU CAN FIND MORE INFORMATION                                           70
INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS                         F-1

     We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. Neither this prospectus nor any prospectus supplement is an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction where an offer or solicitation is not permitted. No sale made pursuant to this prospectus shall, under any circumstances, create any implication that there has not been any change in our affairs since the date of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in shares of our common stock or our New Secured Notes. You should read this entire prospectus carefully, including "Risk Factors" beginning on page 6 and our financial statements and the notes to those financial statements beginning on page F-1 before making an investment decision.

                                  ABOUT iBASIS

COMPANY OVERVIEW

    We are a leading provider of international communications services and a provider of retail prepaid calling services. Our business consists of our Voice-Over-Internet-Protocol ("VoIP") trading business, in which we connect buyers and sellers of international telecommunications services, and our retail services business. In the VoIP trading business we receive voice traffic from buyers--originating carriers who are interconnected to our network via VoIP or traditional TDM connections, and we route that traffic over the Internet to sellers--local carriers in the destination countries with whom we have established termination agreements. We use proprietary, patent-pending technology to automate the selection of routes and termination partners based on a variety of performance, quality, and business metrics. We offer this international call completion service on a wholesale basis to carriers, telephony resellers and other service providers worldwide and have termination agreements with local service providers in North America, Europe, Asia, the Middle East, Latin America, Africa and Australia.

    Our retail services business was launched during the third quarter of 2003, with the introduction of our retail prepaid calling cards which are marketed through distributors primarily to ethnic communities within major metropolitan markets in the U.S.. Our retail prepaid calling card business leverages our existing international VoIP network and termination agreements and has the potential to deliver higher margins than those typically achieved in the wholesale trading business. In addition, the retail prepaid calling card business typically has a faster cash collection cycle than the trading business. Beginning in the second quarter of 2004, we created a new reportable business segment, retail prepaid calling card services and other enhanced services ("Retail"), in addition to our wholesale international communications trading services ("Trading"). Since the second quarter of 2004, revenue from our Retail business has exceeded 10% of our total net revenue. In September 2004, we launched a prepaid calling service, Pingo-TM-, offered directly to consumers through an eCommerce web interface, which we have included in our Retail business segment. Revenues from our Pingo services were not material in 2004.

    We have a history of operating losses and, as of December 31, 2004, our accumulated deficit was $429.7 million and our stockholders' deficit was $23.9 million and we used $7.2 million in cash from operations in 2004. These results are primarily attributable to the expenditures necessary to build our network and develop and expand our market.

    Beginning in 2001, we took a series of actions to reduce operating expenses, restructure operations, reduce outstanding debt and provide additional liquidity. Such actions included:

    - reductions in workforce and consolidation of Internet Central Offices As a result of our restructuring programs and our continued focus on controlling expenses, our research and development; selling and marketing and general and administrative expenses, in total, were $35.7 million in 2004, or 13.5% of revenue, $28.6 million in 2003, or 16% of revenue and $53.2 million, or 32.3% of revenue, in 2002;

    - sale of our previous messaging business and the assets associated with our previous Speech Solutions Business;

    - settlement of certain capital lease obligations;

    - repurchase of $40.6 million and $20.9 million of our 5 3/4% Convertible Subordinated Notes due March 2005 for $14.0 million and $5.9 million in cash in 2002 and 2001, respectively;

    - exchange of $50.4 million of our 5 3/4% Convertible Subordinated Notes due March 2005 for $25.2 million of 11 1/2% Senior Secured Notes due
      January 2005 and warrants to purchase common stock in 2003;

    - establishment of a new credit facility with a bank in 2002;

    - completion of our debt refinancing plan in June 2004, pursuant to which $37.3 million (98% of the total outstanding) of our 5 3/4% Convertible Subordinated Notes due March 2005 were tendered for the same principal amount of new 6 3/4% Convertible Subordinated Notes due June 2009. In addition, $29.0 million of 8% Secured Convertible Notes due June 2007 were issued to finance the prepayment of all $25.2 million of our 11 1/2% Senior Secured Notes due January 2005; As a result, we extended the maturity of $62.5 million in debt from the first quarter of 2005 until 2007 and 2009 and reduced annual cash interest payments by $0.2 million; and

    - completion of a private equity placement in September 2004 that resulted in net proceeds to us of approximately $30.2 million.

    We continue to expand our market share in international wholesale VoIP services by expanding our customer base and by introducing cost-effective solutions for our customers to interconnect with our network. During the first quarter of 2004, we introduced our DirectVoIP service which eliminates the need for certain switches for our customers to interconnect to our network, thus reducing capital equipment costs for both iBasis and our customers. More recently we expanded the DirectVoIP offering with DirectVoIP Broadband, which addresses interconnection requirements that are specific to the growing consumer VoIP market, which we believe offers significant growth potential for us.

    In the Retail services business, our strategy is to continue to increase our retail traffic through the deployment of our prepaid calling services, which leverage our international VoIP network with our real time back office systems, and have the potential to deliver higher margins and improve cash flow. In addition, we continue to increase the traffic we terminate to mobile phones, which generally delivers higher average revenue per minute and margins than typical fixed-line traffic.

    We believe both business segments will benefit from our recently launched PremiumCertified-TM- international routing product. PremiumCertified is designed to enhance our ability to compete for retail international traffic from existing customers as well as from mobile operators and emerging consumer VoIP providers. PremiumCertified features routes to more than 500 destinations that are actively monitored and managed to deliver a level of quality that is equal to or exceeds the highest industry benchmarks for retail quality.

    Our plans include:

    - expanding our market share for our Retail calling services;

    - increasing revenues generated through mobile phone terminations;

    - increasing our customer base by introducing cost-effective solutions to interconnect with our network;

    - use of our switchless architecture, which eliminates the need for costly telecommunications switches and other equipment;

    - continued monitoring of accounts receivable and management of credit exposure; and

    - control of operating expenses and capital expenditures.

    We were incorporated as a Delaware corporation in 1996. Our principal executive offices are located at 20 Second Avenue, in Burlington, Massachusetts and our telephone number is (781) 505-7500.


                             SUMMARY OF THE OFFERING

On September 24, 2004, we completed a private placement of a total of 15,000,000 shares of our common stock to certain purchasers at a per share price of $2.10. The aggregate purchase price for the shares of common stock sold in the private placement was $31.5 million, before deducting expenses and placement agent fees. In connection with the private placement, we also issued to Tejas Securities Group, Inc., as placement agent for the transaction, a warrant (the "Placement Agent Warrant") to purchase up to an aggregate of 1,732,500 shares of common stock at an exercise price of $2.10 per share as partial compensation for services provided to us in connection with the private placement. The Placement Agent Warrant is exercisable immediately and will expire on the tenth anniversary of the issue date.

We are registering the 15,000,000 shares of common stock issued in the private placement in accordance with a registration rights agreement we entered into with the purchasers in the private placement. We are also registering the 1,732,500 shares of common stock underlying the Placement Agent Warrant. Our registration of these shares does not necessarily mean that the selling stockholders will exercise the Placement Agent Warrant or sell any or all of the underlying securities we have registered.

Although we may receive cash upon the exercise of the Placement Agent Warrant, we will not receive any of the proceeds from the sale of the common stock issuable upon exercise of the Placement Agent Warrant.

We were incorporated as a Delaware corporation in 1996. Our principal executive offices are located at 20 Second Avenue, in Burlington, Massachusetts 01803 and our telephone number is (781) 505-7500.

SUMMARY OF COMMON STOCK

Common stock offered by iBasis                           None.

Common stock offered by the selling stockholders         16,732,500 shares

Common stock outstanding prior to this offering          65,181,402 shares

Use of proceeds                                          All of the net proceeds from the sale of the common
                                                         stock covered by this prospectus will go to the selling
                                                         stockholders who offer and sell shares of the common
                                                         stock. Although we may receive cash upon the exercise
                                                         of the Placement Agent Warrant, we will not receive any
                                                         of the proceeds from the sale by the selling stockholders
                                                         of the common stock issuable upon the exercise of the Placement
                                                         Agent Warrant.

Risk factors                                             An investment in our securities is highly speculative
                                                         and involves a high degree of risk. You should
                                                         carefully read the "Risk Factors" section and all other
                                                         information provided to you in this document in
                                                         deciding whether to invest in our securities.

OTC Bulletin Board Symbol                                "IBAS"

              SUMMARY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

    THE FOLLOWING SUMMARY CONDENSED CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002, 2001 AND 2000 HAVE BEEN DERIVED FROM OUR AUDITED FINANCIAL STATEMENTS. THE SUMMARY CONDENSED CONSOLIDATED FINANCIAL INFORMATION SET FORTH BELOW SHOULD BE READ ALONG WITH "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

                                      YEAR ENDED DECEMBER 31,
                        ------------------------------------------------------
                          2004       2003       2002        2001        2000
                        --------   --------   ---------   ---------   --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue...........  $263,678   $178,159   $ 164,942   $ 110,180   $ 61,218
Total costs and
  operating
  expenses............   271,170    201,569     236,533     257,711    130,489
                        --------   --------   ---------   ---------   --------
Loss from
  operations..........    (7,492)   (23,410)    (71,591)   (147,531)   (69,271)
Loss from continuing
  operations..........   (19,397)   (10,938)    (56,501)   (140,918)   (62,291)
Income (loss) from
  discontinued
  operations..........     1,861      1,251     (65,222)    (49,771)        --
                        --------   --------   ---------   ---------   --------
Net loss..............  $ 17,536   $ (9,687)  $(121,723)  $(190,689)  $(62,291)
                        ========   ========   =========   =========   ========
Basic and diluted net
  loss per share:
Loss from continuing
  operations..........  $  (0.38)  $  (0.24)  $   (1.25)  $   (3.30)  $  (1.85)
Income (loss) from
  discontinued
  operations..........      0.03       0.03       (1.45)      (1.17)        --
                        --------   --------   ---------   ---------   --------
Basic and diluted net
  loss per share......  $  (0.35)  $  (0.21)  $   (2.70)  $   (4.47)  $  (1.85)
                        ========   ========   =========   =========   ========

                                                                  DECEMBER 31,
                                             --------------------------------------------------------
                                                 2004         2003       2002       2001       2000
                                             ------------   --------   --------   --------   --------
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents, restricted cash
  and marketable securities................    $38,825      $17,270    $32,317    $118,690   $300,327
Working capital............................     30,774        3,264     21,906     155,509    258,513
Total assets...............................     87,776       67,538     98,524     328,825    447,818
Long term debt, net of current portion.....     65,933       65,829     93,590     171,343    190,880
Total stockholders' (deficit) equity.......    (23,893)     (42,108)   (33,972)     86,717    206,896

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. The ratio of earnings to fixed charges has been calculated on a consolidated basis and should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                         YEAR ENDED DECEMBER 31,
                                                                         -----------------------
                                                        2004         2003         2002          2001         2000
                                                        ----         ----         ----          ----         ----
                                                                          (DOLLARS IN THOUSANDS)
Excess (deficiency) of earnings to fixed charges     $(19,397)    $ (10,938)   $ (56,501)   $ (140,919)   $ (62,292)
Ratio of earnings to fixed charges
  and preferred stock dividends                          (3.1)         (0.1)        (3.7)         (7.3)        (3.7)

The ratios of earnings to fixed charges presented above were computed by dividing our earnings by fixed charges. For this purpose, earnings have been calculated as fixed charges plus loss from continuing operations. Fixed charges consists of interest expense, interest charged to the gains on bond repurchases and exchanges, amortization of deferred financing costs and preferred stock dividends. We had no capitalized interest for any of the periods presented.

                                  RISK FACTORS

ANY INVESTMENT IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, WHICH WE BELIEVE ARE ALL THE MATERIAL RISKS TO OUR BUSINESS, TOGETHER WITH THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, BEFORE YOU MAKE A DECISION TO INVEST IN OUR COMPANY.

RISKS RELATED TO THE COMPANY

A FAILURE TO OBTAIN NECESSARY ADDITIONAL CAPITAL IN THE FUTURE COULD JEOPARDIZE OUR OPERATIONS.

    We will need additional capital in the future to fund our operations, finance investments in equipment and corporate infrastructure, expand our network, increase the range of services we offer and respond to competitive pressures and perceived opportunities. We have had a history of negative cash flows from operations. For year ended December 31, 2004 and for the year ended December 31, 2003, our negative cash flow from continuing operations was $7.2 million and $3.2 million, respectively. Cash flow from operations and cash on hand may not be sufficient to cover our operating expenses, working capital, interest on and repayment of our debt and capital investment needs. We may not be able to obtain additional financing on terms acceptable to us, if at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. A failure to obtain additional funding could prevent us from making expenditures that are needed to allow us to grow or maintain our operations.

OUR FINANCIAL CONDITION, AND THE RESTRICTIVE COVENANTS CONTAINED IN OUR CREDIT FACILITY MAY LIMIT OUR ABILITY TO BORROW ADDITIONAL FUNDS OR RAISE ADDITIONAL EQUITY AS MAY BE REQUIRED TO FUND OUR FUTURE OPERATIONS.

    We incurred significant losses from continuing operations of $19.4 million for year ended December 31, 2004 and $10.9 million for the year ended
December 31, 2003. Our accumulated deficit, and stockholders' deficit was $429.7 million and $23.9 million, respectively, as of December 31, 2004. Moreover, the terms of our new $15 million revolving credit facility and our new debt may limit our ability to, among other things:

    - incur additional debt;

    - retire or exchange outstanding debt;

    - pay cash dividends, redeem, retire or repurchase our stock or change our capital structure;

    - acquire assets or businesses or make investments in other entities;

    - enter into certain transactions with affiliates;

    - merge or consolidate with other entities;

    - sell or otherwise dispose of assets or use the proceeds from any asset sale or other disposition;

    - create additional liens on our assets; or

    - issue certain types of redeemable preferred stock.

    Our available cash, and the remaining borrowing capacity under our credit facility may not be sufficient to fund our operating and capital expenditure requirements in the foreseeable future. Our ability to borrow additional funds or raise additional equity may be limited by our financial condition, in addition to the terms of our outstanding debt. Additionally, events such as our inability to continue to reduce our loss from continuing operations, could adversely affect our liquidity and our ability to attract additional funding as required.

WE MAY NOT BE ABLE TO PAY OUR DEBT AND OTHER OBLIGATIONS AND OUR ASSETS MAY BE SEIZED AS A RESULT.

    We may not generate the cash flow required to pay our liabilities as they become due. As of December 31, 2004, our outstanding debt included $0.9 million of our 5 3/4% Convertible Subordinated Notes due March 2005, $35.9 million of our 6 3/4% Convertible Subordinated Notes due June 2009 and $29.0 million of our 8% Secured Convertible Notes due June 2007. The 8% Secured Convertible Notes due in June 2007 are secured by a second security interest in substantially all of our assets. We must pay interest on all of the 5 3/4% Convertible Subordinated Notes due March 2005, the 6 3/4% Convertible Subordinated Notes due June 2009 and the 8% Secured Convertible Notes due June 2007 twice a year. If our cash flow is inadequate to meet these obligations, we will default on the notes. Any default of the 5 3/4% Convertible Subordinated Notes due March 2005, the 6 3/4% Convertible Subordinated Notes due June 2009 or the 8% Secured Convertible Notes due June 2007 could allow our note holders to foreclose upon our assets or try to force us into bankruptcy.

    As of December 31, 2004, we had no outstanding borrowings on our bank revolving line of credit totaling $15.0 million. In addition, we had approximately $3.0 million of outstanding letters of credit issued under this agreement. The bank holds a senior security interest in substantially all of our assets. If we fail to pay our liabilities under this credit line, the bank may enforce all available remedies and foreclose upon our assets to satisfy any amounts owed. There are certain cross-default provisions among our bank and other debt instruments whereby a default under one such instrument could result in a default under other such instruments.

WE MAY BE UNABLE TO REPAY OR REPURCHASE THE 8% SECURED CONVERTIBLE NOTES DUE JUNE 2007 OR THE 6 3/4% CONVERTIBLE SUBORDINATED NOTES DUE JUNE 2009 UPON A REPURCHASE EVENT AND BE FORCED INTO BANKRUPTCY.

    The holders of the 8% Secured Convertible Notes due June 2007 may require us to repurchase or prepay all of the outstanding 8% Secured Convertible Notes due June 2007 upon a "repurchase event", as defined in such instrument. A repurchase event under the 8% Secured Convertible Notes due June 2007 includes a change of control under certain circumstances or a termination of listing of our common stock on a U.S. national securities exchange or trading on an established over-the-counter trading market in the U.S. In addition, upon the receipt of proceeds of certain asset sales by us that generate proceeds in excess of $10,000,000 (or if an event of default exists, regardless of the amount) that is not invested or used to reduce existing indebtedness and does not result in a change of control, we are required to use the proceeds from the asset sale to prepay or repurchase the 8% Secured Convertible Notes due June 2007. We may not have sufficient cash reserves to repurchase the 8% Secured Convertible Notes due June 2007 at such time, which would cause an event of default under the 8% Secured Convertible Notes due June 2007 Indenture and under our other debt obligations.

    The holders of the 6 3/4% Convertible Subordinated Notes due June 2009 may require us to repurchase all or any portion of the 6 3/4% Convertible Subordinated Notes due June 2009 upon a "repurchase event", as defined in such instrument. A repurchase event under the 6 3/4% Convertible Subordinated Notes due June 2009 includes a change in control under certain circumstances or a termination of listing of our common stock on a U.S. national securities exchange or trading on an established over-the-counter trading market in the U.S. We may not have sufficient cash reserves to repurchase the 6 3/4% Convertible Subordinated Notes due June 2009 at such time, which would cause an event of default under the 6 3/4% Convertible Subordinated Notes due June 2009 Indenture and under our other debt obligations and may force us to declare bankruptcy.

INVESTOR INTEREST IN OUR COMMON STOCK MAY BE NEGATIVELY AFFECTED BY OUR CONTINUED TRADING ON THE OVER-THE-COUNTER BULLETIN BOARD AND OTHER EXCHANGES.

    Since receiving a determination from the Nasdaq National Market on November 13, 2002, that shares of our common stock would no longer trade on the Nasdaq National Market because we failed to meet certain minimum listing requirements, our common stock began trading on the NASD-operated Over-the-Counter Bulletin Board. The Over-the-Counter Bulletin Board market is generally considered to be less efficient and not as liquid as the Nasdaq National Market (now known as the Nasdaq Stock Market). Trading in this market may decrease the market value and liquidity of our common stock, which could materially and adversely affect our ability to attract additional investment to finance our operations.

    We have also learned that our common stock may be trading on the Berlin, Germany exchange, which we have not authorized. Such exchange has been rumored to allow "naked" short selling of stock, or otherwise not comply with exchange requirements that are customary in the U.S., and could thereby be detrimental to the value of the stock and our ability to attract investors.

PROVISIONS OF OUR GOVERNING DOCUMENTS AND DELAWARE LAW COULD ALSO DISCOURAGE ACQUISITION PROPOSALS OR DELAY A CHANGE IN CONTROL.

    Our certificate of incorporation and by-laws contain anti-takeover provisions, including those listed below, that could make it more difficult for a third party to acquire control of our company, even if that change in control would be beneficial to stockholders:

    - our board of directors has the authority to issue Common Stock and preferred stock, and to determine the price, rights and preferences of any new series of preferred stock, without stockholder approval;

    - our board of directors is divided into three classes, each serving three-year terms;

    - a supermajority of votes of our stockholders is required to amend key provisions of our certificate of incorporation and by-laws;

    - our bylaws contain provisions limiting who can call special meetings of stockholders;

    - our stockholders may not take action by written consent; and

    - our stockholders must provide specified advance notice to nominate directors or submit stockholder proposals.

    In addition, provisions of Delaware law and our stock option plan may also discourage, delay or prevent a change of control of our company or unsolicited acquisition proposals.

INTERNATIONAL GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES AND OTHER LAWS COULD LIMIT OUR ABILITY TO PROVIDE OUR SERVICES, MAKE THEM MORE EXPENSIVE, OR SUBJECT US TO LEGAL OR CRIMINAL LIABILITY.

    A number of countries currently prohibit or limit competition in the provision of traditional voice telephony services. In some of those countries, licensed telephony carriers as well as government regulators and law enforcement authorities have questioned our legal authority and/or the legal authority of our service partners or affiliated entities and employees to offer our services, including initiating proceedings against such entities and employees. We may face similar questions in additional countries. Our failure to qualify as a properly licensed service provider, or to comply with other foreign laws and regulations, could materially adversely affect our business, financial condition and results of operations, including subjecting us or our employees to taxes and criminal or other penalties and/or by precluding us from, or limiting us in, enforcing contracts in such jurisdictions.

    It is also possible that countries may apply to our activities laws otherwise relating to services provided over the Internet, including laws governing:

    - sales and other taxes, including payroll-withholding applications;

    - user privacy;

    - pricing controls and termination costs;

    - characteristics and quality of products and services;

    - qualification to do business;

    - consumer protection;

    - cross-border commerce, including laws that would impose tariffs, duties and other import restrictions;

    - copyright, trademark and patent infringement; and

    - claims based on the nature and content of Internet materials, including defamation, negligence and the failure to meet necessary obligations.

    If foreign governments or other regulatory agencies begin to impose related restrictions on VoIP or our other services or otherwise enforce criminal or other laws against us, our affiliates or employees, such actions could have a material adverse effect on our ability to attain and maintain profitability.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO DOMESTIC GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES AND OTHER LAWS THAT COULD MATERIALLY INCREASE OUR COSTS AND PREVENT US FROM EXECUTING OUR BUSINESS PLAN.

    We are not licensed to offer traditional telecommunications services in any U.S. state and we have not filed tariffs for any service at the Federal Communications Commission (FCC) or at any state regulatory commission.

    Aspects of our operations may currently be, or become, subject to state or federal regulations governing licensing, universal service funding, access charges, advertising, disclosure of confidential communications or other information, excise taxes, transactions restricted by U.S. embargo and other reporting or compliance requirements.

    While the FCC to date has maintained an informal policy that information service providers, including VoIP providers, are not telecommunications carriers for regulatory purposes, various entities have challenged this idea, before the FCC and at various state government agencies. The FCC recently ruled against AT&T, finding that certain traffic AT&T carried in part utilizing an Internet protocol format was nonetheless regulated telecommunications for which terminating access charges were due. The FCC has also found that AT&T's prepaid calling cards, which AT&T had claimed as an enhanced, non-regulated offering, constituted traditional telecommunications for which universal service subsidies are due. In so doing, the FCC imposed such liability retroactively, and ruled that similarly situated carriers must also fulfill reporting and contribution requirements for universal service funding. The FCC is proceeding over two related Notices of Proposed Rulemaking, one on regulation of prepaid calling cards and the extent that Internet protocol capabilities insulate such offerings from traditional regulation, and a previous proceeding covering IP-enabled services more generally. Adverse rulings or rulemakings could subject us to licensing requirements and additional fees and subsidies.

    The IRS and the U.S. Department of Treasury have issued a notice of proposed rulemaking suggesting that VoIP calls may be subject to a 3% federal excise tax, the imposition of which could effect our competitiveness.

    We have offered our prepaid international calling card services on a wholesale basis to international carrier customers, and others, some of which provide these services to end-user customers, enabling them to call internationally over The iBasis Network from the U.S. We have also participated in the selling and marketing of such cards on a retail basis. Further, we have entered the retail market with a web-based prepaid card offering. Although the calling cards are not primarily used for domestic interstate or intrastate use, we have not blocked the ability to place such calls or required our Trading customers or distributors to show evidence of their compliance with U.S. and state regulations. Domestic calling may employ transport and switching that is not connected to the Internet and, therefore, may not enjoy the less restrictive regulation to which our Internet-based services may be subject. Because we provide services that are primarily wholesale and/or international, we do not believe that we are subject to federal or state telecommunications regulation for the possible uses of these services described here and, accordingly, we have not obtained state licenses, filed state or federal tariffs, posted bonds, contributed to the universal service fund, or undertaken other possible compliance steps. Under current standards or as-yet undetermined rules, the FCC and state regulatory authorities or our vendors may not agree with our position. If they do not, we could become subject to regulation at the federal and state level for these services, and could become subject to licensing and bonding requirements, and federal and state fees and taxes, including universal service contributions and other subsidies, and other laws, all of which could materially affect our business.

    We are also subject to federal and state laws and regulations regarding consumer protection and disclosure regulations. These rules could substantially increase the cost of doing business domestically and in any particular state. Law enforcement authorities may utilize their powers under consumer protection laws against us in the event we do not meet legal requirements in that jurisdiction which could either increase costs or prevent us from doing business there.

    The Telecommunications Act of 1996 requires that payphone service providers be compensated for all completed calls originating from payphones in the United States. When calling cards are used, the FCC's prior rules required the first switch-based carrier to compensate the payphone service provider, but newly adopted rules require the last switched-based carrier to do so, and further require that all carriers in the call chain implement a call-tracking system, utilize it to identify such calls, provide an independent audit of the adequacy of such system, and provide a report on these matters to the FCC and others in the call chain. We maintain that as an international VoIP provider, we sell an information service. We therefore claim that we are not a "carrier" for regulatory purposes and, in any case, our Internet-based systems do not rely on traditional long distance switches. Nonetheless, we have indirectly paid, and intend to continue paying, payphone service providers as part of our prepaid calling card business. To date, we have reimbursed certain of our toll-free access vendors - facilities-based long distance carriers from which we have received payphone calls that could be construed to be compensable under the payphone compensation rules - who have indeed paid payphone compensation for such calls. We have contracted with a clearinghouse to remit funds directly to payphone service providers for calls originating from payphones utilizing our prepaid calling cards. For all other types of traffic related to our Trading business, we believe that we are not responsible for payphone compensation, but rather that the carrier that precedes us is. In accordance therewith, for wholesale traffic, we are seeking to apportion such responsibility by contract.

    We are subject to other laws related to our business dealings that are not specifically related to telecommunications regulation. As an example, the Office of Foreign Asset Control of the U.S. Department of the Treasury, or OFAC, administers the United States' sanctions against certain countries. OFAC rules restrict many business transactions with such countries and, in some cases, require that licenses be obtained for such transactions. We may currently, or in the future, transmit telecommunications between the U.S. and countries subject to U.S. sanctions regulations and undertake other transactions related to those services. We have undertaken such activities via our network or through various reciprocal traffic exchange agreements to which we are a party. We have received licenses from OFAC to send traffic to some countries and, if necessary, will remain in contact with OFAC with regard to other transactions. Failure to obtain proper authority could expose us to legal and criminal liability.

                        RISKS RELATED TO OUR OPERATIONS

WE MAY NEVER ACHIEVE SUSTAINED PROFITABILITY AND THE MARKET PRICE OF OUR COMMON STOCK MAY FALL.

    Our revenue and results of operations have fluctuated and will continue to fluctuate significantly from quarter to quarter in the future due to a number of factors, some of which are not in our control, including, among others:

    - the amount of traffic we are able to sell to our customers, and their decisions on whether to route traffic over our network;

    - increased competitive pricing pressure in the international long distance market;

    - the percentage of traffic that we are able to carry over the Internet rather than over the more costly traditional public-switched telephone network;

    - loss of arbitrage opportunities resulting from declines in international settlement rates or tariffs;

    - our ability to negotiate lower termination fees charged by our local providers if our pricing deteriorates;

    - our continuing ability to negotiate competitive costs to interconnect our network with those of other carriers and Internet backbone providers;

    - fraudulently sent or received traffic which is unbillable of for which we may be liable;

    - credit card fraud in connection with our web-based prepaid offering;

    - capital expenditures required to expand or upgrade our network;

    - changes in call volume among the countries to which we complete calls;

    - the portion of our total traffic that we carry over more profitable routes could fall, independent of route-specific price, cost or volume changes;

    - technical difficulties or failures of our network systems or third party delays in expansion or provisioning system components;

    - our ability to manage distribution arrangements and provision of retail offerings, including card printing, marketing, usage tracking, web-based offerings and customer service requirements, and resolution of associated disputes;

    - our ability to manage our traffic on a constant basis so that routes are profitable;

    - our ability to collect from our customers; and

    - currency fluctuations and restrictions in countries where we operate.

    Because of these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that, in future periods, our results of operations will be significantly lower than the estimates of public market analysts, investors or our own estimates. Such a discrepancy could cause the price of the Common Stock to decline significantly and prevent us from achieving profitability.

WE MAY NEVER GENERATE SUFFICIENT REVENUE TO ATTAIN PROFITABILITY IF TELECOMMUNICATIONS CARRIERS AND OTHER COMMUNICATIONS SERVICE PROVIDERS OR OTHERS ARE RELUCTANT TO USE OUR SERVICES OR DO NOT USE OUR SERVICES, INCLUDING ANY NEW SERVICES, IN SUFFICIENT VOLUME.

    If the market for VoIP and new services does not develop as we expect, or develops more slowly than expected, our business, financial condition and results of operations will be materially and adversely affected.

    Our customers may be reluctant to use our VoIP services for a number of reasons, including:

    - perceptions that the quality of voice transmitted over the Internet is low;

    - perceptions that VoIP is unreliable;

    - our inability to deliver traffic over the Internet with significant cost advantages;

    - development of their own capacity on routes served by us;

    - an increase in termination costs of international calls.

    The growth of our core business depends on carriers and other communications service providers generating an increased volume of international voice and fax traffic and selecting our network to carry at least some of this traffic. Similarly, the growth of any retail services we offer depends on these factors as well as acceptance in the market of the brands that we service, including their respective rates, terms and conditions. If the volume of international voice and fax traffic and associated or other retail services fail to increase, or decrease, and these parties or other customers do not employ our network or otherwise use our services, our ability to become profitable will be materially and adversely affected.

WE MAY NOT BE ABLE TO COLLECT AMOUNTS DUE TO US FROM OUR CUSTOMERS AND WE MAY HAVE TO DISGORGE AMOUNTS ALREADY PAID.

    Some of our customers have closed their businesses or filed for bankruptcy owing us significant amounts for services we have provided to them in the past. Despite our efforts to collect these overdue funds, we may never be paid. The bankruptcy court may require us to continue to provide services to these companies during their reorganizations. Other customers may discontinue their use of our services at any time and without notice, or delay payments that are owed to us. Additionally, we may have difficulty in collecting amounts from them. Although we have internal credit risk policies to identify companies with poor credit histories, we may not effectively manage these policies and provided services to companies that refuse to pay. The risk is even greater in foreign countries, where the legal and collection systems available may not be adequate or impartial for us to enforce the payment provisions of our contracts. Our cash reserves will be reduced and our results of operations will be materially adversely affected if we are unable to collect amounts from our customers.

    We have received claims including lawsuits from estates of bankrupt companies alleging that we received preferential payments prior to bankruptcy filing. We may be required to return amounts received from bankrupt estates. We intend to employ all available defenses in contesting such claims or, in the alternative settle such claims. The results of any suit or settlement may have a material adverse affect on our business.

WE MAY INCREASE COSTS AND RISKS IN OUR BUSINESS BY RELYING ON THIRD PARTIES.

    VENDORS. We rely upon third-party vendors to provide us with the equipment, software, circuits, and other facilities that we use to provide our services. For example, we purchase a substantial portion of our VoIP equipment from Cisco Systems. We may be forced to try to renegotiate terms with vendors for products or services that have become obsolete. Some vendors may be unwilling to renegotiate such contracts, which could affect our ability to continue to provide services and consequently render us unable to generate sufficient revenues to become profitable.

    PARTIES THAT MAINTAIN PHONE AND DATA LINES AND OTHER TELECOMMUNICATIONS SERVICES. Our business model depends on the availability of the Internet and traditional telephone networks to transmit voice and fax calls. Third parties maintain and own these networks, other components that comprise the Internet, and business relationships that allow telephone calls to be terminated over the public switched telephone network. Some of these third parties are telephone companies. They may increase their charges for using these lines at any time and thereby decrease our profitability. They may also fail to maintain their lines properly, fail to maintain the ability to terminate calls, or otherwise disrupt our ability to provide service to our customers. Any such failure that leads to a material disruption of our ability to complete calls or provide other services could discourage our customers from using our network, which could have the effect of delaying or preventing our ability to become profitable.

    LOCAL COMMUNICATIONS SERVICE PROVIDERS. We maintain relationships with local communications service providers in many countries, some of whom own the equipment that translates calls from traditional voice networks to the Internet, and vice versa. We rely upon these third parties both to provide lines over which we complete calls and to increase their capacity when necessary as the volume of our traffic increases. There is a risk that these third parties may be slow, or fail, to provide lines, which would affect our ability to complete calls to those destinations. We may not be able to continue our relationships with these local service providers on acceptable terms, if at all. Because we rely upon entering into relationships with local service providers to expand into additional countries, we may not be able to increase the number of countries to which we provide service. Finally, any technical difficulties that these providers suffer, or difficulties in their relationships with companies that manage the public switched telephone network, could affect our ability to transmit calls to the countries that those providers help serve.

    STRATEGIC RELATIONSHIPS. We depend in part on our strategic relationships to expand our distribution channels and develop and market our services. In particular, we depend on our joint marketing and product development efforts with Cisco Systems to achieve market acceptance and brand recognition in certain markets. Strategic relationship partners may choose not to renew existing arrangements on commercially acceptable terms, if at all. In general, if we lose these key strategic relationships, or if we fail to maintain or develop new relationships in the future, our ability to expand the scope and capacity of our network and services provided, and to maintain state-of-the-art technology, would be materially adversely affected.

    DISTRIBUTORS OF PREPAID CALLING CARDS TO RETAIL OUTLETS. We make arrangements with distributors to market and sell prepaid calling cards to retail outlets. In some cases, we rely on these distributors to print cards, prepare marketing material, activate accounts, track usage and other data, and remit payments collected from retailers. There is a risk that distributors will not properly perform these responsibilities, comply with legal requirements, or pay us monies when due. We may not have adequate contractual or credit protections against these risks. There is also a risk that we will be ineffective in our efforts to implement new systems, customer care and disclosure policies, and certain technical and business processes. The result of any attendant difficulties may have a material impact on our business.

WE MAY NOT BE ABLE TO SUCCEED IN THE INTENSELY COMPETITIVE MARKET FOR OUR VARIOUS SERVICES.

    We compete in our Trading business principally on quality of service and price. In recent years, prices for long distance telephone services have declined as a result of deregulation and increased competition. We face competition from major telecommunications carriers, such as AT&T, British Telecom, Deutsche Telekom, MCI and Qwest, as well as new emerging carriers. We also compete with Internet protocol and other VoIP service providers who route traffic to destinations worldwide. Also,

VoIP service providers that presently focus on retail customers may in the future enter the Trading market and compete with us. If we can not offer competitive prices and quality of service our business could be materially adversely affected.

WE MAY NOT BE ABLE TO SUCCEED IN THE INTENSELY COMPETITIVE MARKET FOR RETAIL CALLING SERVICES.

    The market for prepaid calling services is extremely competitive. Hundreds of providers offer calling card products and services. We have relatively recently begun offering prepaid calling card and related web-based services and have little prior experience in these businesses and no established distribution channel for these services. If we do not successfully establish a distribution channel and enter geographic markets in which our rates, fees, surcharges, country services, and our other products and service characteristics, can successfully compete, our business could be materially adversely affected.

WE ARE SUBJECT TO DOWNWARD PRICING PRESSURES AND A CONTINUING NEED TO RENEGOTIATE OVERSEAS RATES, WHICH COULD DELAY OR PREVENT OUR PROFITABILITY.

    As a result of numerous factors, including increased competition and global deregulation of telecommunications services, prices for international long distance calls have been decreasing. This downward trend of prices to end-users has caused us to lower the prices we charge communications service providers and calling card distributors for call completion on our network. If this downward pricing pressure continues, we may not be able to offer VoIP services at costs lower than, or competitive with, the traditional voice network services with which we compete. Moreover, in order for us to lower our prices, we have to renegotiate rates with our overseas local service providers who complete calls for us. We may not be able to renegotiate these terms favorably enough, or fast enough, to allow us to continue to offer services in a particular country on a cost-effective basis. The continued downward pressure on prices and our failure to renegotiate favorable terms in a particular country could have a material adverse effect on our ability to operate our network and VoIP business profitably.

A VARIETY OF RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

    Because we provide many of our services internationally, we are subject to additional risks related to operating in foreign countries. In particular, in order to provide services and operate facilities in some countries, we have established subsidiaries or other legal entities or have forged relationships with service partners or entities set up by our employees. Associated risks include:

    - unexpected changes in tariffs, trade barriers and regulatory requirements relating to Internet access or VoIP;

    - economic weakness, including inflation, or political or economic instability in particular foreign economies and markets;

    - difficulty in collecting accounts receivable;

    - tax, consumer protection, telecommunications, and other laws;

    - compliance with tax, employment, securities, immigration, labor and other laws for employees living and traveling, or conducting business, abroad, which may subject them or us to criminal or civil penalties;

    - foreign taxes including withholding of payroll taxes;

    - foreign currency fluctuations, which could result in increased operating expenses and reduced revenues;

    - unreliable government power to protect our rights and those of our employees;

    - exposure to liability under the U.S. Foreign Corrupt Practices Act or similar laws in foreign countries;

    - other obligations or restrictions, including, but not limited to, criminal penalties against us or our employees incident to doing business or operating a subsidiary or other entity in another country;

    - individual criminal exposure of our employees, some of whom have been sought by law enforcmenet agencies abroad to answer for the activities of the Company;

    - the personal safety of our employees and their families who at times have received threats of, or who may in any case be subject to, violence, and who may not be adequately protected by legal authorities or other means, and

    - inadequate insurance coverage to address these risks.

    These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

IF WE ARE NOT ABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE IN A COST-EFFECTIVE WAY, THE RELATIVE QUALITY OF OUR SERVICES COULD SUFFER.

    The technology upon which our services depend is changing rapidly. Significant technological changes could render the hardware and software that we use obsolete, and competitors may begin to offer new services that we are unable to offer. If we are unable to respond successfully to these developments or do not respond in a cost-effective way, we may not be able to offer competitive services and our business results may suffer.

WE MAY NOT BE ABLE TO EXPAND AND UPGRADE OUR NETWORK ADEQUATELY AND COST-EFFECTIVELY TO ACCOMMODATE ANY FUTURE GROWTH.

    Our VoIP business requires that we handle a large number of international calls simultaneously. As we expand our operations, we expect to handle significantly more calls. If we do not expand and upgrade our hardware and software quickly enough, we will not have sufficient capacity to handle the increased traffic and growth in our operating performance would suffer as a result. Even with such expansion, we may be unable to manage new deployments or utilize them in a cost-effective manner. In addition to lost growth opportunities, any such failure could adversely affect customer confidence in The iBasis Network and could result in us losing business outright

WE DEPEND ON OUR CURRENT PERSONNEL AND MAY HAVE DIFFICULTY ATTRACTING AND RETAINING THE SKILLED EMPLOYEES WE NEED TO EXECUTE OUR BUSINESS PLAN.

    Our future success will depend, in large part, on the continued service of our key management and technical personnel. If any of these individuals or others we employ are unable or unwilling to continue in their present positions, our business, financial condition and results of operations could suffer. We do not carry key person life insurance on any personnel.

    WE WILL NEED TO RETAIN SKILLED PERSONNEL TO EXECUTE OUR PLANS. Our future success will also depend on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Past workforce reductions have resulted in reallocations of employee duties that could result in employee and contractor uncertainty and dissatisfaction. Reductions in our workforce or restrictions on salary increases or payment of bonuses may make it difficult to motivate and retain employees and contractors, which could affect our ability to deliver our services in a timely fashion and otherwise negatively affect our business.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, OUR COMPETITIVE POSITION WOULD BE ADVERSELY AFFECTED.

    We rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property. Unauthorized third parties may copy our services or reverse engineer or obtain and use information that we regard as proprietary. End-user license provisions protecting against unauthorized use, copying, transfer and disclosure of any licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. We may seek to patent certain processes or equipment in the future. We do not know if any of our patent applications will be issued with the scope of the claims we seek, if at all. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. If we fail to protect our intellectual property and proprietary rights, our business, financial condition and results of operations would suffer.

    We believe that we do not infringe upon the proprietary rights of any third party. Nonetheless, we have received claims that our products or brands, or those of our retail prepaid calling card distributors, infringe valid patents or trademarks. Such claims, even if resolved in our favor, could be substantial, and the litigation could divert our management's efforts. It is also possible that such a claim might be asserted successfully against us in the future. Our ability to provide our services depends on our freedom to operate. That is, we must ensure that we do not infringe upon the proprietary rights of others or have licensed all such rights. A party making an infringement claim could secure a substantial monetary award or obtain injunctive relief that could effectively block our ability to provide services in the United States or abroad.

WE RELY ON A VARIETY OF TECHNOLOGIES, PRIMARILY SOFTWARE, WHICH IS LICENSED FROM THIRD PARTIES.

    Continued use of this technology by us requires that we purchase new or additional licenses from third parties. We may not be able to obtain those third-party licenses needed for our business or that the third party technology licenses that we do have will continue to be available to us on commercially reasonable terms or at all. The loss or inability to maintain or obtain upgrades to any of these technology licenses could result in delays or breakdowns in our ability to continue developing and providing our services or to enhance and upgrade our services.

WE MAY UNDERTAKE STRATEGIC ACQUISITIONS OR DISPOSITIONS THAT COULD DAMAGE OUR ABILITY TO ATTAIN OR MAINTAIN PROFITABILITY.

    We may acquire additional businesses and technologies that complement or augment our existing businesses, services and technologies. We may need to raise additional funds through public or private debt or equity financing to acquire any businesses, which may result in dilution for stockholders and the incurrence of indebtedness. We may not be able to operate acquired businesses profitably or otherwise implement our growth strategy successfully.

    If we our unable to effectively integrate any newly acquired business into our overall business operations, our costs may increase and our business results may suffer significantly.

    We may need to sell existing assets or businesses in the future to generate cash or focus our efforts in making our core business, VoIP, profitable. As with many companies in the telecommunications sector that experienced rapid growth in recent years, we may need to reach profitability in one market before entering another. In the future, we may need to sell assets to cut costs or generate liquidity.

                RISKS RELATED TO THE INTERNET AND VOIP INDUSTRY

IF THE INTERNET INFRASTRUCTURE IS NOT ADEQUATELY MAINTAINED, WE MAY BE UNABLE TO MAINTAIN THE QUALITY OF OUR SERVICES AND PROVIDE THEM IN A TIMELY AND CONSISTENT MANNER.

    Our future success will depend upon the maintenance of the Internet infrastructure, including a reliable network backbone with the necessary speed, data capacity and security for providing reliability and timely Internet access and services. To the extent that the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it and its performance or reliability may decline thereby impairing our ability to complete calls and provide other services using the Internet at consistently high quality. The Internet has experienced a variety of outages and other delays as a result of failures of portions of its infrastructure or otherwise. Future outages or delays could adversely affect our ability to complete calls and provide other services. Moreover, critical issues concerning the commercial use of the Internet, including security, cost, ease of use and access, intellectual property ownership and other legal liability issues, remain unresolved and could materially and adversely affect both the growth of Internet usage generally and our business in particular. Finally, important opportunities to increase traffic on The iBasis Network will not be realized if the underlying infrastructure of the Internet does not continue to be expanded to more locations worldwide.

NETWORK SECURITY BREACHES COULD ADVERSELY AFFECT OUR OPERATIONS.

    We currently have practices, policies and procedures in place to ensure the integrity and security of our network. Nevertheless, from time to time we have experienced fraudulent activities whereby perpetrators have disguised themselves as our customers and transmitted traffic to us, or have disguised themselves as us and transmitted traffic to our communications service providers for termination. While we have undertaken steps to thwart such fraud, including revamping our securities procedures and capabilities and alerting other members of the industry as well as law enforcement personnel, such actions may not be sufficient and financial exposure from fraudulent activities could materially adversely affect us.

UNDETECTED DEFECTS IN OUR TECHNOLOGY COULD ADVERSELY AFFECT OUR OPERATIONS.

    Our technology is complex and is susceptible to errors, defects or performance problems, commonly called "bugs." Although we regularly test our software and systems extensively, we cannot ensure that our testing will detect every potential bug. Any such bug could materially adversely affect our business.

OUR ABILITY TO PROVIDE OUR SERVICES USING THE INTERNET MAY BE ADVERSELY AFFECTED BY COMPUTER VANDALISM.

    If the overall performance of the Internet is seriously downgraded by website attacks, failure of service attacks, or other acts of computer vandalism or virus infection, our ability to deliver our communication services over the Internet could be adversely impacted, which could cause us to have to increase the amount of traffic we have to carry over alternative networks, including the more costly public-switched telephone network. In addition, traditional business interruption insurance may not cover losses we could incur because of any such disruption of the Internet. While some insurers are beginning to offer products purporting to cover these losses, we do not have any of this insurance at this time.

RISKS RELATED TO THIS OFFERING

THE MARKET PRICE OF OUR SHARES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS FOR REASONS OVER WHICH WE HAVE LITTLE CONTROL.

     The trading price of our common stock has been, and is likely to continue to be, extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including, but not limited to, the following:

     -    new products or services offered by us or our competitors;
     -    failure to meet our publicly announced revenue projections;
     -    actual or anticipated variations in quarterly operating results;
     -    changes in financial estimates by securities analysts;
     - announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
     -    issuances of debt or equity securities; and
     -    other events or factors, many of which are beyond our control.

     In addition, the stock market in general, and the OTC Bulletin Board market and companies in our industry, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business.

SHARES ELIGIBLE FOR SALE IN THE FUTURE COULD NEGATIVELY AFFECT OUR STOCK PRICE.

     The market price of our common stock could decline as a result of sales of a large number of shares of our common stock, including sales of shares as a result of this offering, or the perception that these sales could occur. This may also make it more difficult for us to raise funds through the issuance of debt or the sale of equity securities. As of February 28, 2005, we had outstanding 65,178,753 shares of common stock, of which 44,704,146 shares are freely tradable. The remaining 20,474,607 shares of common stock outstanding are not registered securities. Our unregistered securities may be sold in the future pursuant to registration statements filed with the SEC or without registration under the Securities Act of 1933, as amended (the "Securities Act"), to the extent permitted by Rule 144 or other exemptions under the Securities Act.

     As of February 28, 2005, there were an aggregate of 14,715,778 shares of common stock issuable upon exercise of outstanding stock options and warrants, including 6,541,113 shares issuable upon exercise of options outstanding under our option plans and 8,174,665 shares of common stock issuable upon exercise of outstanding warrants. We may register additional shares in the future in connection with acquisitions, compensation or otherwise. We have not entered into any agreements or understanding regarding any future acquisitions and cannot ensure that we will be able to identify or complete any acquisition in the future.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD DISCOURAGE, PREVENT OR DELAY A TAKEOVER, EVEN IF THE ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     The existence of our stockholder rights plan and provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor for forward-looking statements in these sections. These forward-looking statements include, without limitation, statements about our market opportunity, strategies, competition, expected activities, expected profitability and investments as we pursue our business plan, and the adequacy of our available cash resources. These forward-looking statements are usually accompanied by words such as "believe," "anticipate," "plan," "seek," "expect," "intend" and similar expressions. The forward-looking information is based on various factors and was derived using numerous assumptions. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth below under "Risk Factors" and elsewhere in this prospectus. The factors set forth below under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                 USE OF PROCEEDS

     We received $31.5 million in gross proceeds from the sale of the 15,000,000 shares of our common stock in the private equity placement that was completed on September 24, 2004. We incurred transaction costs of approximately $1.3 million related to the private equity placement. The net proceeds from the private equity placement will be used for working capital requirements, capital equipment purchases and general corporate purposes.

     The selling stockholders will receive all of the net proceeds from the sale of their common stock purchased in the private placement. Accordingly, we will not receive any proceeds from the sale of those shares. We may however, receive $3.6 million upon the exercise of the Placement Agent Warrant. If the Placement Agent Warrant is exercised on a "net basis" pursuant to its terms, we will not receive any proceeds from the exercise of that warrant.

                           MARKET FOR OUR COMMON STOCK

     Our common stock began trading publicly on the Nasdaq National Market on November 10, 1999 and was traded under the symbol "iBASIS" On November 13, 2002, we received a determination from Nasdaq that shares of our common stock would no longer trade on the Nasdaq National Market because we failed to meet certain minimum listing requirements. Our common stock began trading on the Nasdaq operated Over-the-Counter Bulletin Board on November 14, 2002 under the same symbol "IBAS." The following table shows the range of the high and low per share prices of our common stock, as reported by the Nasdaq National Market and the Over-the-Counter Bulletin Board for the period indicated. Over-the-Counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

                                                                HIGH       LOW
                                                              --------   --------
FISCAL 2002:
  First Quarter.............................................   $1.78      $0.71
  Second Quarter............................................    1.10       0.31
  Third Quarter.............................................    0.65       0.22
  Fourth Quarter............................................    0.55       0.20
FISCAL 2003:
  First Quarter.............................................   $0.54      $0.38
  Second Quarter............................................    1.37       0.38
  Third Quarter.............................................    1.92       0.88
  Fourth Quarter............................................    1.96       1.27
FISCAL 2004:
  First Quarter.............................................   $1.80      $1.44
  Second Quarter............................................    1.95       1.17
  Third Quarter.............................................    2.39       1.68
  Fourth Quarter............................................    2.78       2.27
FISCAL 2005:
  First Quarter (through March 24, 2005)....................   $2.48      $1.95

As of February 28, 2005, there were 235 record holders of our common stock.


                                 DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. Our existing financing arrangements place restrictions on our ability to pay cash dividends. We intend to retain all future earnings to finance future growth, and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

                              SELLING STOCKHOLDERS

     All of the securities covered by this prospectus are being offered by the selling stockholders listed in the table below. No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table below.

     The following table sets forth certain information regarding the beneficial ownership of the selling stockholders as of September 30, 2004. The selling stockholders covered by this prospectus include (a) those persons who purchased 15,000,000 shares of our common stock in the private placement that we completed on September 24, 2004 and (b) those persons who hold warrants immediately exercisable for up to 1,732,500 shares of our common stock.

     We obtained the information in the following table from the selling stockholders. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. The information provided in the table below assumes that each selling stockholder will sell all of its securities. Our registration of the securities covered by this prospectus does not necessarily mean that any selling stockholder will sell all or any of its securities. Because the selling stockholder may sell all or some portion of the securities beneficially owned by them, only an estimate (assuming each selling stockholder sells all of their securities offered in this registration statement) can be given as to the number of securities that will be beneficially owned by the selling stockholders after this offering.

                                                                                   SHARES
                                                                 AMOUNT OF      BENEFICIALLY   PERCENT OF
                                      SHARES BENEFICIALLY         SHARES           OWNED        CLASS (%)
        NAME OF BENEFICIAL                   OWNED              BEING SOLD       AFTER THE     AFTER THE
              OWNER                  PRIOR TO THE OFFERING    IN THE OFFERING     OFFERING      OFFERING
LC Capital Master Fund, Ltd. (1)           7,237,561            2,100,000         5,137,561      8.26%

Loeb Partners Corporation (2)              5,972,176            1,100,000         4,872,176      7.83
Singer Children's
Management Trust (3)                       5,904,605            1,000,000         4,904,605      7.89
Waterfall, John C. (4)                     2,260,135            2,000,000           260,135        *

Greywolf Capital
Overseas Fund (5)                          1,952,654              915,000         1,010,654      1.62

IBS Turnaround Fund, L.P. (6)              1,168,500            1,120,000            48,500        *
Greywolf Capital
Partners II, L.P. (5)                      1,221,898              585,000           636,898      1.02
Crosslink Capital, Inc. (7)                1,250,000            1,250,000              0           *

George W. Haywood                          1,000,000            1,000,000              0
Millennium Partners L.P.                   1,000,000            1,000,000              0           *

York Investment Limited                      952,625              952,000               625        *
New Generation Turnaround Fund
(Bermuda) Ltd. (8)                           880,260              461,000           419,260        *

Phoenix Partners, L.P. (9)                  794,500              737,800           56,700         *

Westech Capital Corp. (10)                  892,770              622,500          270,270         *

Phaeton International
(BVI) Ltd. (11)                             697,000              646,700           50,300         *

York Credit Opportunities
Fund, L.P.                                  418,751              300,000           118,751        *

IBS Opportunity Fund, Ltd. (7)              329,500              280,000           49,500         *

Miller Family Partnership I (12)            317,414              300,000           17,414         *
York Capital Management,
L.P.                                        258,619              248,000           10,619         *

Phoenix Partners II, L.P. (13)              258,500              240,500           18,000         *
New Generation Limited
Partnership (9)                             269,325              139,000           130,325        *
Eleven Rings Opportunity
Fund LP                                     250,000              250,000              0           *

Niskayuna Development LLC (14)              235,000              235,000              0           *

TJD, LLC (15)                               235,000              235,000              0           *

John Gorman (16)                            200,000              200,000              0           *

Richard Schottenfeld (17)                   200,000              200,000              0           *

Rita Barr (18)                              100,000              100,000              0           *

Morris Weiss (19)                            60,000               60,000              0           *

David Koch (20)                              50,000               50,000              0           *

Capital & Technology Advisors LLC (21)       30,000               30,000              0           *


* Less than 1%.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to options, warrants and convertible securities are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group.

(1) Includes 3,440,541 shares of common stock which LC Capital Master Fund, Ltd. has the right to acquire within 60 days of September 30, 2004 upon the conversion of New Secured Notes and New Subordinated Notes and upon exercise of certain warrants.

(2) Includes 4,575,676 shares of common stock which Loeb Partners Corporation has the right to acquire within 60 days of September 30, 2004 upon conversion of New Secured Notes and New Subordinated Notes.

(3) Includes 4,904,605 shares of common stock which Singer Children's Management Trust has the right to acquire within 60 days of September 30, 2004 upon the conversion of New Secured Notes and New Subordinated Notes and upon the exercise of certain warrants. Karen Singer is the trustee of Singer Children's Management Trust and exercises sole voting and investment power with respect to all 5,904,605 shares. Ms. Singer, as trustee, may be deemed to beneficially own all 5,904,605 shares.

(4) John C. Waterfall is President of Morgens, Waterfall, Vintiadis & Co., which may be deemed to have beneficial ownership of any shares owned by Phoenix Partners, L.P., Phaeton International (BVI) Ltd. and Phoenix Partners II, L.P. As a result, Mr. Waterfall may be considered to be the beneficial owner of any shares deemed to be beneficially owned by Phoenix Partners, L.P., Phaeton International (BVI) Ltd. and Phoenix Partners II, L.P. The foregoing shall not be construed in and of itself as an admission by such person as to beneficial ownership of any such shares. Share ownership includes 510,135 shares of common stock held directly by John C. Waterfall.

(5) Includes 1,351,352 shares of common stock which entities affiliated with Greywolf Capital LLC have the right to acquire within 60 days of September 30, 2004 upon the conversion of New Secured Notes, including 783,784 shares held by Greywolf Capital Overseas Fund and 567,568 shares held by Greywolf Capital Partners II LP.

(6)  IBS Capital Corporation is the managing partner of IBS Turnaround
     Fund, L.P. and IBS Opportunity Fund, Ltd., and consequently has voting and investment control over all shares held by IBS Turnaround Fund, L.P. and IBS Opportunity Fund, Ltd.

(7) Comprised of 1,110,500 shares of common stock held by Crosslink Crossover Fund IV, L.P., 90,000 shares of common stock held by Offshore Crosslink Crossover Fund III, and 50,000 shares of common stock held by Delta Growth Fund, L.P. Crosslink Capital, Inc. has voting control and dispositive power for all shares held by Crosslink Crossover Fund IV, L.P., Offshore Crosslink Crossover Fund III and Delta Growth Fund, L.P. The foregoing shall not be construed in and of itself as an admission by such entity as to beneficial ownership of any such shares.

(8) New Generation Advisors, Inc. is the managing partner of New Generation Turnaround Fund (Bermuda) Ltd. and New Generation Limited Partnership, and consequently has voting and investment control over all shares held by New Generation Turnaround Fund (Bermuda) Ltd. and New Generation Limited Partnership. The foregoing shall not be construed in and of itself as an admission by such entity as to beneficial ownership of any such shares.

(9) John C. Waterfall is President of Morgens, Waterfall, Vintiadis & Co., which may be deemed to have beneficial ownership of any shares owned by Phoenix Partners, L.P. As a result, Mr. Waterfall may be considered to be the beneficial owner of any shares deemed to be beneficially owned by Phoenix Partners, L.P. The foregoing shall not be construed in and of itself as an admission by such person as to beneficial ownership of any such shares.

(10) Westech Capital Corp. is the parent entity of Tejas Securities Group, Inc. John Gorman is the chairman of the board of directors of Tejas Securities Group, Inc., which acted as placement agent for our September 24, 2004 private placement. Includes 270,270 shares of common stock which Tejas Securities Group, Inc. has the right to acquire within 60 days of September 30, 2004 upon the conversion of New Secured Notes and 622,500 shares of common stock underlying warrants to purchase shares of our common stock held by Westech Capital Corp. In addition, Mr. Gorman is an affiliate of Westech Capital Corp. He disclaims any beneficial ownership of shares owned by Westech Capital Corp.

(11) John C. Waterfall is President of Morgens, Waterfall, Vintiadis & Co., which may be deemed to have beneficial ownership of any shares owned by Phaeton International (BVI) Ltd. As a result, Mr. Waterfall may be considered to be the beneficial owner of any shares deemed to be beneficially owned by Phaeton International (BVI) Ltd. The foregoing shall not be construed in and of itself as an admission by such person as to beneficial ownership of any such shares.

(12) Includes 17,414 shares of common stock issuable upon conversion of the Existing Notes.

(13) John C. Waterfall is President of Morgens, Waterfall, Vintiadis & Co., which may be deemed to have beneficial ownership of any shares owned by Phoenix Partners II, L.P. As a result, Mr. Waterfall may be considered to be the beneficial owner of any shares deemed to be beneficially owned by Phoenix Partners II, L.P. The foregoing shall not be construed in and of itself as an admission by such person as to beneficial ownership of any such shares.

(14) Includes 235,000 shares of common stock underlying warrants to purchase shares of our common stock.

(15) Includes 235,000 shares of common stock underlying warrants to purchase shares of our common stock.

(16) John Gorman is the chairman of the board of directors of Tejas Securities Group, Inc., which acted as placement agent for our September 24, 2004 private placement. Includes 200,000 shares of common stock underlying warrants to purchase shares of our common stock held directly by Mr. Gorman.

(17) Includes 200,000 shares of common stock underlying warrants to purchase shares of our common stock.

(18) Includes 100,000 shares of common stock underlying warrants to purchase shares of our common stock. Rita Barr is the wife of Wayne Barr, a member of Capital & Technology Advisors LLC. Each of Rita and Wayne Barr disclaim any beneficial ownership of the shares held by the other.

(19) Morris D. Weiss is an employee of Tejas Securities Group, Inc., which acted as placement agent for our September 24, 2004 private placement. Includes 60,000 shares of common stock underlying warrants to purchase shares of our common stock.

(20) Includes 50,000 shares of common stock underlying warrants to purchase shares of our common stock.

(21) Includes 30,000 shares of common stock underlying warrants to purchase shares of our common stock held by Capital & Technology Advisors LLC. Each of Wayne Barr and Niskayuna Development LLC is a member of Capital & Technology LLC. Peter D. Acquino, a member of our board of directors, is Senior Managing Director of Capital & Technology Advisors LLC.

              SELECTED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

    The following selected condensed consolidated financial information as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from our audited financial statements. The selected condensed consolidated financial information set forth below should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

                                                   YEAR ENDED DECEMBER 31,
                               ------------------------------------------------------
                                 2004       2003       2002        2001        2000
                               --------   --------   ---------   ---------   --------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net revenue..................  $263,678   $178,159   $ 164,942   $ 110,180   $ 61,218
Costs and operating expenses:
Data communications and
  telecommunications
  (excluding depreciation
  and amortization)..........   225,169    152,853     142,847     102,320     60,594
Research and development.....    13,803     13,387      17,781      23,939     15,168
Selling and marketing........     9,205      7,513      11,279      20,323     19,352
General and administrative...    12,483      7,665      24,186      25,563     18,596
Depreciation and
  amortization...............    10,345     20,065      31,871      32,364     15,718
Non-cash stock-based
  compensation...............        --         86         967       1,368      1,061
Loss on sale of messaging
  business...................        --         --       2,066          --         --
Restructuring costs..........       165         --       5,536      51,834         --
                               --------   --------   ---------   ---------   --------
Total costs and operating
  expenses...................   271,170    201,569     236,533     257,711    130,489
                               --------   --------   ---------   ---------   --------
Operating loss...............    (7,492)   (23,410)    (71,591)   (147,531)   (69,271)
Interest income..............       218        161       1,290       9,169     19,824
Interest expense.............    (4,249)    (3,967)    (11,608)    (16,518)   (12,844)
Gain on bond repurchases and
  exchanges..................        --     16,615      25,790      14,549         --
Impairment of investment in
  long-term non-marketable
  security...................    (5,000)        --          --          --         --
Other income (expense),
  net........................      (234)      (337)       (382)       (587)        --
Refinancing transaction
  costs......................    (2,159)
Refinancing related interest
  expense....................      (481)
                               --------   --------   ---------   ---------   --------
Loss from continuing
  operations.................   (19,397)   (10,938)    (56,501)   (140,918)   (62,291)
Income (loss) from
  discontinued operations....     1,861      1,251     (65,222)    (49,771)        --
                               --------   --------   ---------   ---------   --------
Net loss.....................  $(17,536)  $ (9,687)  $(121,723)  $(190,689)  $(62,291)
                               ========   ========   =========   =========   ========

Pro forma net loss applicable
  to common stockholders.....

Basic and diluted net loss
  per share:
Loss from continuing
  operations.................  $  (0.38)  $  (0.24)  $   (1.25)  $   (3.30)  $  (1.85)
Income (loss) from
  discontinued operations....      0.03       0.03       (1.45)      (1.17)        --
                               --------   --------   ---------   ---------   --------
Basic and diluted net loss
  per share..................  $  (0.35)  $  (0.21)  $   (2.70)  $   (4.47)  $  (1.85)
                               ========   ========   =========   =========   ========
Basic and diluted weighted
  average common shares
  outstanding(1):
  Basic......................    50,514     44,696      45,164      42,645     33,612
                               ========   ========   =========   =========   ========
  Diluted....................    50,514     44,696      45,164      42,645     33,612
                               ========   ========   =========   =========   ========
Pro forma basic and diluted
  net loss per share(1)(2)...

Pro forma basic and diluted
  weighted average common
  shares outstanding(1)(2)...


                                                                 2004           2003       2002       2001       2000
                                                              -----------     --------   --------   --------   --------
                                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents, restricted cash and marketable
  securities................................................    $ 38,825      $ 17,270   $ 32,317   $118,690   $300,327
Working capital.............................................      30,774         3,264     21,906    155,509    258,513
Total assets................................................      87,776        67,538     98,524    328,825    447,818
Long term debt, net of current portion......................      65,933        65,829     93,590    171,343    190,880
Total stockholders' (deficit) equity........................     (23,893)      (42,108)   (33,972)    86,717    206,896

SUPPLEMENTARY FINANCIAL INFORMATION

     The information required by this item is set forth in Note 14, Summary of Quarterly Information (Unaudited), of the notes to our Consolidated Financial Statements appearing elsewhere in this Prospectus.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES TO THOSE STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. AS A RESULT OF MANY FACTORS, SUCH AS THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS, OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.

OVERVIEW

    We are a leading provider of international communications services and a provider of retail prepaid calling services. Our continuing operations consist of our Voice-Over-Internet-Protocol ("VoIP") trading business and our retail services business. In the VoIP trading business we receive voice traffic from buyers--originating carriers who are interconnected to our network via VoIP or traditional TDM connections, and we route that traffic over the Internet to sellers--local carriers in the destination countries with whom we have established termination agreements. We use proprietary, patent-pending technology to automate the selection of routes and termination partners based on a variety of performance, quality, and business metrics. We offer this international call completion service on a wholesale basis to carriers, telephony resellers and other service providers worldwide and have termination agreements with local service providers in North America, Europe, Asia, the Middle East, Latin America, Africa and Australia.

    Many major telecommunications carriers have announced plans to deploy VoIP technology in their networks, to migrate their traffic to VoIP, and to introduce VoIP-based services to their retail customers. In addition, new providers of retail telephony services based on VoIP have emerged. We believe this trend may have a positive impact on our business in the future by lowering the level of capital investment required for our network and potentially positioning us to receive a larger volume of international traffic in the future. Telephone calls that enter The iBasis Network as traditional PSTN (TDM) calls must be converted into Internet protocol (IP) for transport through our VoIP infrastructure and over the public Internet. In contrast, telephone calls that enter our network already in the form of IP do not require conversion from traditional PSTN to IP through a VoIP gateway. Thus, VoIP-based traffic we receive requires a lower capital investment in our network. Major carriers have initially focused their VoIP plans on their U.S. networks, rather than their international networks. We believe that it may be more economical for these major carriers to send their VoIP-based international traffic to our network rather than making the capital investment required to deploy VoIP in their international network infrastructure. Many of the emerging providers of VoIP services do not have an international infrastructure in place and, similarly, we believe it may be more economical for these carriers to send theirVoIP-based international traffic to us.

    Our retail services business was launched during the third quarter of 2003, with the introduction of our retail prepaid calling cards that are marketed through distributors primarily to ethnic communities within major metropolitan markets in the U.S.. Our entry into the retail prepaid calling card business leverages our existing international VoIP network and termination agreements with additional enhanced retail services that have the potential to deliver higher margins than typically achieved in the VoIP trading business. In addition, the retail prepaid calling card business typically has a faster cash collection cycle than the VoIP trading business. Beginning in the second quarter of 2004, we created a new reportable business segment, retail prepaid calling card services and other enhanced services ("Retail"), in addition to our international VoIP trading business ("Trading"). Since we introduced our retail prepaid calling card services, revenue from our Retail business has grown substantially. Since the second quarter of 2004, revenue from our Retail business has exceeded 10% of our total net revenue.

    In September 2004, we launched a prepaid calling service, Pingo-TM-, offered directly to consumers through an eCommerce web interface, which we have included in our Retail business segment. Revenues from our Pingo services were not material in 2004.

    We have a history of operating losses and, as of December 31, 2004, our accumulated deficit was $429.7 million and our stockholders' deficit was $23.9 million and we used $7.2 million in cash from operations in 2004. These results are primarily attributable to the expenditures necessary to build our network and develop and expand our market.

MANAGEMENT PLANS

    Beginning in 2001, we have taken a series of actions to reduce operating expenses, restructure operations, reduce outstanding debt and provide additional liquidity. Such actions included:

    - reductions in workforce and consolidation of Internet Central Offices. As a result of our restructuring programs and our continued focus on controlling expenses, our research and development; selling and marketing and general and administrative expenses, in total, were $35.7 million in 2004, or 13.5% of revenue, $28.6 million in 2003, or 16% of revenue and $53.2 million, or 32.3% of revenue, in 2002;

    - sale of our previous messaging business and the assets associated with our previous Speech Solutions Business;

    - settlement of certain capital lease obligations;

    - repurchase of $40.6 million and $20.9 million of our 5 3/4% Convertible Subordinated Notes due March 2005 for $14.0 million and $5.9 million in cash in 2002 and 2001, respectively;

    - exchange of $50.4 million of our 5 3/4% Convertible Subordinated Notes due March 2005 for $25.2 million of 11 1/2% Senior Secured Notes due
      January 2005 and warrants to purchase common stock in 2003;

    - establishment of a new credit facility with a bank in 2002;

    - completion of our debt refinancing plan in June 2004, pursuant to which $37.3 million (98% of the total outstanding) of our 5 3/4% Convertible Subordinated Notes due March 2005 were tendered for the same principal amount of new 6 3/4% Convertible Subordinated Notes due June 2009 and $29.0 million of 8% Secured Convertible Notes due June 2007 were issued to finance the prepayment of all $25.2 million of our 11 1/2% Senior Secured Notes due January 2005; and

    - completion of a private equity placement in September 2004 that resulted in net proceeds to us of approximately $30.2 million.

    We continue to expand our market share in VoIP Trading services by expanding our customer base and by introducing cost-effective solutions for our customers to interconnect with our network. During the first quarter of 2004, we introduced our DirectVoIP service which eliminates the need for certain switches for our customers to interconnect to our network, thus reducing capital equipment costs for both iBasis and our customers. More recently we expanded the DirectVoIP offering with DirectVoIP Broadband, which addresses interconnection requirements that are specific to the growing consumer VoIP market, which we believe offers significant growth potential for us.

    In the Retail services business, our strategy is to continue to increase our retail traffic through the deployment of our prepaid calling services, which leverage our international VoIP network with our real time back office systems, and have the potential to deliver higher margins and improve cash flow. In addition, we continue to increase the traffic we terminate to mobile phones, which generally delivers higher average revenue per minute and margins than typical fixed-line traffic.

    We believe both business segments will benefit from our recently launched PremiumCertified-TM- international routing product. PremiumCertified is designed to enhance our ability to compete for retail international traffic from existing customers as well as from mobile operators and emerging consumer VoIP providers. PremiumCertified features routes to more than 500 destinations that are actively monitored and managed to deliver a level of quality that is equal to or exceeds the highest industry benchmarks for retail quality.

    Our plans also include:

    - expanding our market share for our Retail calling services;

    - increasing revenues generated through mobile phone terminations;

    - increasing our customer base by introducing cost-effective solutions to interconnect with our network;

    - use of our switchless architecture, which eliminates the need for costly telecommunications switches and other equipment;

    - continued monitoring of accounts receivable and management of credit exposure; and

    - control of operating expenses and capital expenditures.

    We anticipate that the December 31, 2004 balance of $38.8 million in cash, cash equivalents and short-term marketable investments, together with expected cash flows from operations, will be sufficient to fund our operations for at least the next twelve months.

                          CRITICAL ACCOUNTING POLICIES

    Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. The preparation of these financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires us to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenue and expenses and disclose contingent assets and liabilities. We base our accounting estimates on historical experience and other factors that we consider reasonable under the circumstances. However, actual results may differ from these estimates. To the extent there are material differences between our estimates and the actual results, our future financial condition and results of operations will be affected. The following is a summary of our critical accounting policies and estimates.

    REVENUE RECOGNITION. For our VoIP Trading business, our revenue transactions are derived from the resale of international minutes of calling time. We recognize revenue in the period the service is provided, net of revenue reserves for potential billing disputes. Such disputes can result from disagreements with customers regarding the duration, destination or rates charged for each call. For our retail prepaid calling card business, revenue is deferred upon activation of the cards and is recognized as the prepaid calling card balances are reduced based upon minute usage and service charges. Revenue from both the resale of minutes as well as the usage of the prepaid calling cards is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

    SHORT-TERM MARKETABLE INVESTMENTS. Our investments are classified as available-for-sale and consist of securities that are readily convertible into cash, including government securities and commercial paper, with original maturities at the date of acquisition ranging from 90 days to one year.

    ALLOWANCE FOR DOUBTFUL ACCOUNTS. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. We have been able to mitigate our credit risk by using reciprocal arrangements with customers, who are also iBasis suppliers, to offset our outstanding receivables. A majority of our accounts receivable are from international carriers. For financial information about geographic areas and significant customers, see Note 3, "Business Segment and Geographic Information" to our Consolidated Financial Statements.

    IMPAIRMENT OF LONG LIVED ASSETS. Our long-lived assets consist primarily of property and equipment. We have assessed the realizability of these assets and determined that there was no asset impairment as of December 31, 2004 for these assets. Any future impairment would not impact cash flow but would result in an additional charge in our statement of operations.

    LONG-TERM INVESTMENT IN NON-MARKETABLE SECURITY. Our long-term investment in a non-marketable security represents an equity investment in a privately-held company that was made in connection with a round of financing with other third-party investors. As our investment does not permit us to exert significant influence or control over the entity in which we have invested, the recorded amount represents our cost of the investment less any adjustments we make when we determine that an investment's carrying value is other-than-temporarily impaired.

    The process of assessing whether the equity investment's net realizable value is less than its carrying cost requires a significant amount of judgment due to the lack of a mature and stable public market for investments of this type. In making this judgment, we carefully consider the investee's most recent financial results, cash position, recent cash flow data, projected cash flows (both short and long-term), financing needs, recent financing rounds, most recent valuation data, the current investing environment, management or ownership changes, and competition. This valuation process is based primarily on information that we request, receive and discuss with the investees' management on a quarterly basis. We consider our equity investment to be other than temporarily impaired if, as of the end of any quarter, we believe that the carrying value of the investment is greater than the estimated fair value. Such evaluation is performed on a quarterly basis.

    Based on our evaluation for the quarter ended March 31, 2004, we determined that our investment in this privately-held company has been other than temporarily impaired and, as a result, we recorded a $5.0 million non-cash charge to continuing operations in the first quarter of 2004. Since March 31, 2004, based on our on going monitoring of this privately-held company, we believe that the current carrying value of our investment is appropriate.

    RESTRUCTURING CHARGES. During 2002 and 2001, we recorded significant charges to operations in connection with our restructuring programs. The related reserves reflect estimates, including those pertaining to severance costs and facility exit costs. We reassess the reserve requirements to complete each restructuring program at the end of each reporting period. Actual experience may be different from these estimates. We had no restructuring charges in 2003. In the fourth quarter of 2004, we took an additional charge of $0.2 million as a result of a change in estimates relating to our future sublease assumptions.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the principal items included in the Consolidated Statements of Operations as percentages of net revenue.

                                                             YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                          2004       2003          2002
                                                        --------   --------      --------
Net revenue...........................................   100.0%     100.0%        100.0%
Costs and operating expenses:
Data communications and telecommunications............    85.4       85.8          86.6
Research and development..............................     5.2        7.5          10.8
Selling and marketing.................................     3.5        4.2           6.8
General and administrative............................     4.7        4.3          14.6
Depreciation and amortization.........................     3.9       11.3          19.3
Non-cash stock-based compensation.....................      --         --           0.6
Loss on sale of messaging business....................      --         --           1.3
Restructuring costs...................................     0.1         --           3.4
Total costs and operating expenses....................   102.8      113.1         143.4
Loss from operations..................................    (2.8)     (13.1)        (43.4)
Interest income.......................................     0.1        0.1           0.8
Interest expense......................................    (1.6)      (2.2)         (7.1)
Gains on bond repurchases and exchanges...............      --        9.3          15.6
Other expenses, net...................................    (0.1)      (0.2)         (0.2)
Loss on long-term non-marketable security.............    (1.9)        --            --
Debt refinancing charges..............................    (1.0)        --            --
Loss from continuing operations.......................    (7.3)      (6.1)        (34.3)
Loss (income) from discontinued operations............     0.7        0.7         (39.5)
Net loss..............................................    (6.6)%     (5.4)%       (73.8)%

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

    NET REVENUE. Our primary source of revenue is the fees that we charge customers for completing voice and fax calls over our network and revenues from the sale of our prepaid calling services. Our VoIP Trading revenue is dependent on the volume of voice and fax traffic carried over the network, which is measured in minutes. We charge our customers fees, per minute of traffic, that are dependent on the length and destination of the call and recognize this revenue in the period in which the call is completed. Our average revenue per minute is based upon our total net revenue divided by the number of minutes of traffic over our network for the applicable period. Average revenue per minute is a key telecommunications industry financial measurement. We believe this measurement is useful in understanding our financial performance, as well as industry trends. Although the long distance telecommunications industry has been experiencing declining prices in recent years, due to the effects of deregulation and increased competition, our average revenue per minute can fluctuate from period to period as a result of shifts in traffic over our network to higher priced, or lower priced, destinations.

    Our total net revenue increased by $85.5 million, or 48%, to $263.7 million for 2004 from $178.2 million for 2003. Traffic carried over our network increased to 4.9 billion minutes for 2004 from 3.5 billion minutes for 2003 and our average revenue per minute increased to 5.4 cents per minute in 2004 compared to 5.1 cents per minute in 2003, as our traffic, as indicated above, moved to higher priced destinations. Trading revenue increased $52.7 million, or 31%, to $225.3 million in 2004 compared to $172.6 million in 2003. Retail revenue increased $32.8 million, or nearly 7 times, to $38.4 million in 2004 compared to $5.6 million in 2003. This increase reflects the rapid growth we have achieved with our retail prepaid calling card services, which we introduced in the third quarter of 2003.

Revenue from our Pingo calling services, part of our Retail services, which we launched in September 2004, was not material in 2004.

    DATA COMMUNICATIONS AND TELECOMMUNICATIONS EXPENSES. Data communications and telecommunications expenses are composed primarily of termination and circuit costs. Termination costs are paid to local service providers to terminate voice and fax calls received from our network. Terminating costs are negotiated with the local service provider. Should competition cause a decrease in the prices we charge our customers and, as a result, a decrease in our profit margins, our contracts, in some cases, provide us with the flexibility to renegotiate the per-minute termination fees. Circuit costs include charges for Internet access at our Internet Central Offices, fees for the connections between our Internet Central Offices and our customers and/or service provider partners, facilities charges for overseas Internet access and phone lines to the primary telecommunications carriers in particular countries, and charges for the limited number of dedicated international private line circuits we use. For our Retail calling services, these costs also include the cost of local and toll free access charges.

    Data communications and telecommunications expenses increased by $72.3 million, or 47%, to $225.2 million for 2004 from $152.9 million for 2003. Data communications and telecommunications expenses were $192.6 million and $32.6 million for our Trading and Retail business segments, respectively. The increase in data communications and telecommunications expense primarily reflects the increase in revenue and traffic, as discussed above. The largest component of this expense, termination costs, increased to $219.1 million for 2004 from $147.2 million for 2003 while circuit costs increased slightly to $6.1 million for 2004 from $5.7 million in 2003. As a percentage of net revenues, data communications and telecommunications expenses decreased to 85.4% for 2004 from 85.8% in 2003.

    RESEARCH AND DEVELOPMENT EXPENSES Research and development expenses include the expenses associated with developing, operating, supporting and expanding our international and domestic network, expenses for improving and operating our global network operations centers, salaries, and payroll taxes and benefits paid for employees directly involved in the development and operation of our global network operations centers and the rest of our network. Also included in this category are research and development expenses that consist primarily of expenses incurred in enhancing, developing, updating and supporting our network and our proprietary software applications.

    Research and development expenses increased by $0.4 million to $13.8 million for 2004 from $13.4 million for 2003. The increase in research and development expenses is due to expenditures related to the support of The iBasis Network, including network hardware and software maintenance. As a percentage of net revenue, research and development expenses decreased to 5.2% for 2004 from 7.5% for 2003.

    SELLING AND MARKETING EXPENSES. Selling and marketing expenses include expenses relating to the salaries, payroll taxes, benefits and commissions that we pay for sales personnel and the expenses associated with the development and implementation of our promotion and marketing campaigns.

    Selling and marketing expenses increased by $1.7 million, to $9.2 million in 2004, from $7.5 million in 2003. The increase in expenses primarily relates to additional investments we have made in sales and marketing to support our rapidly expanding Retail business. As a percentage of net revenue, selling and marketing expenses decreased to 3.5% for 2004 from 4.2% for 2003.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include salary, payroll tax and benefit expenses and related costs for general corporate functions, including executive management, finance and administration, legal and regulatory, facilities, information technology and human resources.

    General and administrative expenses increased by $4.8 million to $12.5 million for 2004 from $7.7 million for 2003. In 2003, general and administrative expenses were reduced by $4.3 million for the recovery of a previously reserved customer accounts receivable balance. Bad debt expense in 2004 was $0.3 million compared to $0.8 million in 2003. Professional fees increased by $0.4 million, related in part to compliance with the Sarbanes-Oxley Act. As a percentage of net revenue, general and administrative expenses were 4.7% for 2004 and 4.3% for 2003.

    RESTRUCTURING COSTS. In the fourth quarter of 2004, we took a charge of $0.2 million for a change in estimate relating to our sublease assumptions associated with our 2002 Restructuring charge.

    DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses decreased by $9.8 million to $10.3 million for 2004 from $20.1 million for 2003. This decrease was primarily due to the end of the depreciable life of certain networking equipment. As a percentage of net revenue, depreciation and amortization expenses decreased to 3.9% for 2004 from 11.3% for 2003.

    NON-CASH STOCK-BASED COMPENSATION. Non-cash stock-based compensation represents compensation expense incurred in connection with the grant of stock options to our employees with exercise prices less than the fair value of our common stock at the respective dates of grant. Such grants were made prior to our initial public stock offering and are being expensed over the vesting periods of the options granted. Non-cash stock-based compensation was $86,000 in 2003. There was no non-cash stock-based compensation expense in 2004 as these options became fully vested in 2003.

    INTEREST INCOME. Interest income was $218,000 and $161,000 for 2004 and 2003, respectively. This increase primarily reflects the income earned on the proceeds from our private equity placement in September 2004.

    INTEREST EXPENSE. Interest expense in 2004 is primarily composed of interest expense on the new 6 3/4% Convertible Subordinated Notes due June 2009 and the new 8% Secured Convertible Notes due June 2007, as well as capital leases. Interest expense increased by $0.2 million to $4.2 million in 2004 from $4.0 million in 2003. As a result of the completion of the refinancing of our debt in June 2004, interest expense includes interest on the new 8% Secured Convertible Notes due June 2007. Previously, all of the interest on our 11 1/2% Senior Secured Notes due January 2005 had been charged to the gain on bond exchanges in 2003, in accordance with SFAS No. 15, "Accounting by Debtors and Creditors Regarding Troubled Debt Restructuring,". As a result, prior to the third quarter of 2004, interest expense did not include interest on the 11 1/2% Senior Secured Notes due January 2005.

    GAIN ON BOND EXCHANGES. During 2003, we entered into agreements with principal holders of our 5 3/4% Convertible Subordinated Notes due March 2005 which resulted in the retirement of $50.4 million of such notes in exchange for new debt instruments at 50% of the face value of the retired notes. Under the terms of the agreement, the holders of the retired notes received $25.2 million of new 11 1/2% Senior Secured Notes due January 2005 and warrants for 4,915,416 shares of our common stock. Each warrant had an initial exercise price of $0.65 per share and is exercisable over a five-year term. The 11 1/2% Senior Secured Notes due January 2005, shared in a second priority lien on our assets and were subordinated to our bank revolving line of credit.

    The gain we recognized in 2003 was calculated as follows:

                                                                   2003
                                                              --------------
                                                              (IN THOUSANDS)
Face value of surrendered 5 3/4% Convertible Subordinated
  Notes due March 2005......................................     $50,350
Less: Face value of issued 11 1/2% Senior Secured Notes due
  January 2005..............................................     (25,175)
  Future interest payments on 11 1/2% Senior Secured Notes
    due January 2005........................................      (5,527)
  Fair value of warrants issued.............................      (1,375)
  Reduction of deferred debt financing costs................        (723)
  Professional fees.........................................        (935)
                                                                 -------
Gain........................................................     $16,615
                                                                 =======

    OTHER EXPENSES, NET. Other expenses, net were $0.2 million and $0.3 million in 2004 and 2003, respectively, and relate mostly to state excise, use and franchise taxes.

    LOSS ON LONG-TERM NON-MARKETABLE SECURITY. In the first quarter of 2004, we determined that our equity investment in a privately-held company had been other than temporarily impaired, and, as a result, recorded a non-cash $5.0 million charge. Our decision was based on our evaluation of the privately-held company's current cash position and recent operating results, as well as the perceived inability of that company to obtain additional financing at a level, and in a timely manner, to support its continued operations.

    REFINANCING TRANSACTION COSTS. Transaction costs relating to the refinancing of our debt in June 2004 were $2.2 million. These costs consisted primarily of investment banking services, legal and audit fees.

    REFINANCING RELATED INTEREST EXPENSE. We issued warrants to purchase a total of 5.2 million shares of our common stock, at $1.85 per share, to the holders of the 11 1/2% Senior Secured Notes due January 2005 as partial consideration for the prepayment of these notes in June 2004. The fair value of $2.1 million for these warrants has been charged to operations as additional interest expense. Future interest on the 11 1/2% Senior Secured Notes due January 2005 of $1.6 million, that had originally been charged to the gain on bond exchanges in 2003 and was not paid as a result of the prepayment of these notes, was recorded as a reduction to the additional interest expense associated with the refinancing. As a result, refinancing related interest expense, net was $0.5 million in 2004.

    INCOME TAXES. We have not recorded an income tax benefit for the losses associated with our operating losses in 2004 and 2003, as we believe that it is more likely than not that these benefits will not be realized.

    INCOME FROM DISCONTINUED OPERATIONS. Income from discontinued operations of $1.9 million in 2004 relates to the expiration of certain contingent obligations associated with the sale of our former Speech Solutions Business in 2002. Income from discontinued operations of $1.3 million in 2003 represents additional consideration of $1.3 million for an earn-out payment based on the achievement of certain 2003 revenue-based milestones associated with our former Speech Solutions Business.

    NET LOSS. Loss from continuing operations was $19.4 million in 2004 compared to a loss of $10.9 million in 2003. Excluding refinancing charges of $2.6 million and the loss on a long-term non-marketable security of $5.0 million, the loss from continuing operations in 2004 was $11.7 million. Excluding the gain on bond exchanges of $16.6 million, the loss in 2003 was $27.5 million. The reduction in the net loss in 2004 compared to 2003 of $15.8 million, excluding debt refinancing charges, loss on a long-term non-marketable security and gain on bond exchanges, relates to the proportionately lower level of costs and operating expenses on the higher level of revenues year-to-year.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

    NET REVENUE. Our primary source of revenue is fees that we charge customers for completing voice and fax calls over our network. Revenue is dependent on the volume of voice and fax traffic carried over the network, which is measured in minutes. We charge our customers fees, per minute of traffic, that are dependent on the length and destination of the call and recognize this revenue in the period in which the call is completed. Our average revenue per minute is based upon our total net revenue divided by the number of minutes of traffic over our network for the applicable period.

    During the third quarter of 2003, we introduced our retail prepaid calling card services and have marketed such services primarily to ethnic communities within major domestic markets through distributors. Revenue for these services were not material for 2003.

    Our net revenue increased by approximately $13.3 million to $178.2 million for 2003 from $164.9 million for 2002. While traffic carried over our network increased to 3.5 billion minutes for 2003 from 2.6 billion minutes for 2002, such increase was partially offset by the decline in the average revenue per minute. The average revenue per minute was 5.1 cents per minute in 2003 compared to 6.4 cents per minute in 2002. The long distance telecommunications industry has been experiencing declining prices in recent years, due to the effects of deregulation and increased competition. In addition, our average revenue per minute can fluctuate from period to period as a result of shifts in traffic over our network to higher priced, or lower priced, destinations.

    DATA COMMUNICATIONS AND TELECOMMUNICATIONS EXPENSES. Data communications and telecommunications expenses are composed primarily of termination and circuit costs. Termination costs are paid to local service providers to terminate voice and fax calls received from our network. Terminating costs are negotiated with the local service provider. Should competition cause a decrease in the prices we charge our customers and, as a result, a decrease in our profit margins, our contracts, in some cases, provide us with the flexibility to renegotiate the per-minute termination fees. Circuit costs include charges for Internet access at our Internet Central Offices, fees for the connections between our Internet Central Offices and our customers and/or service provider partners, facilities charges for overseas Internet access and phone lines to the primary telecommunications carriers in particular countries, and charges for the limited number of dedicated international private line circuits we use.

    Data communications and telecommunications expenses increased by $10.0 million to $152.9 million for 2003 from $142.9 million for 2002. The increase in data communications and telecommunications expense was primarily driven by the increase in traffic, as discussed above, offset by a decline in the average rate per minute and a reduction in our circuit costs. The largest component of this expense, termination costs, increased $15.4 million, or 11.7%, to $147.2 million for 2003 from $131.8 million for 2002 while circuit costs decreased $5.3 million, or 48.4%, to $5.7 million for 2003 from $11.0 million for 2002. The decrease in circuit costs was due to our efforts to further improve our network operations and make it more cost efficient. We achieved cost savings by renegotiating prices with vendors and service provider partners, entering into more variable rather than fixed cost arrangements, reducing the number of service providers, conducting extensive studies of our circuit needs and eliminating under-utilized circuits by re-engineering more cost-effective solutions. As a percentage of net revenue, data communications and telecommunications expenses decreased to 85.8% for 2003 from 86.6% for 2002.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses include the expenses associated with developing, operating, supporting and expanding our international and domestic network, expenses for improving and operating our global network operations centers, salaries, and payroll taxes and benefits paid for employees directly involved in the development and operation of our global network operations centers and the rest of our network. Also included in this category are research and development expenses that consist primarily of expenses incurred in enhancing, developing, updating and supporting our network and our proprietary software applications.

    Research and development expenses decreased by $4.4 million to $13.4 million for 2003 from $17.8 million for 2002. The decrease in expenses reflect the effect of our 2002 restructuring program, which included the consolidation of our Internet central offices and a workforce reduction of 19 engineers, as well as our on-going efforts to improve the operations of The iBasis Network. As a result, third-party network maintenance costs declined by $2.1 million and personnel-related costs declined by $2.3 million. As a percentage of net revenue, research and development expenses decreased to 7.5% for 2003 from 10.8% for 2002.

    SELLING AND MARKETING EXPENSES. Selling and marketing expenses include expenses relating to the salaries, payroll taxes, benefits and commissions that we pay for sales personnel and the expenses associated with the development and implementation of our promotion and marketing campaigns. Selling and marketing expenses decreased by $3.8 million, or 33.4%, to $7.5 million for 2003 from $11.3 million for 2002. The decrease in expenses reflects the effect of our 2002 restructuring program, which included a workforce reduction of 10 sales and marketing personnel. As a result, personnel-related costs, including sales commissions, declined by $3.4 million and travel expenses declined by $0.7 million. As a percentage of net revenue, selling and marketing expenses decreased to 4.2% for 2003 from 6.8% for 2002.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include salary, payroll taxes and benefits and related costs for general corporate functions, including executive management, finance and administration, legal and regulatory, facilities, information technology and human resources. General and administrative expenses decreased by $16.5 million, or 68.3%, to $7.7 million for 2003 from $24.2 million for 2002. During 2003, we recognized a $0.8 million expense for potentially uncollectible customer accounts compared to $10.0 million in 2002. In addition, during 2003, we had a bad debt recovery of $4.3 million, resulting from the collection of a previously reserved customer receivable balance, which was recorded as a credit in the 2003 statement of operations. As a percentage of net revenue, general and administrative expenses decreased to 4.3% for 2003 from 14.6% for 2002. Excluding the above-mentioned collection of a previously reserved receivable balance, general and administrative expenses decreased to 6.5% of net revenue for 2003.

    DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses decreased by $11.8 million, or 37.0%, to $20.1 million for 2003 from $31.9 million for 2002. This decrease was largely due to the $28.5 million reduction in historical cost value of our network equipment due to our agreement to settle the majority of our capital lease obligations with our primary equipment vendor in August 2002, the write-off of property and equipment as a part of our restructuring plans that were executed in 2002 as well as the end of the depreciable life of certain networking equipment. As a percentage of net revenue, depreciation and amortization expenses decreased to 11.3% for 2003 from 19.3% for 2002.

    NON-CASH STOCK-BASED COMPENSATION. Non-cash stock-based compensation represents compensation expense recorded in connection with the grant of stock options to our employees with exercise prices less than the fair value of the common stock at the respective dates of grant. Such grants were either made prior to our initial public stock offering or were assumed in connection with our acquisition of PriceInteractive, Inc. in 2001, and were expensed over the vesting periods of the options granted. The decrease in non-cash stock-based compensation to $0.1 million in 2003 from $1.0 million in 2002 was due to the expiration of certain option agreements issued in connection with acquisition of PriceInteractive, Inc. in 2001, as well as our stock option exchange program which was completed in December 2002.

    LOSS ON SALE OF MESSAGING BUSINESS. In March 2002, we sold our messaging line of business to Call Sciences, an enhanced communications service provider. During 2002, we recognized a loss on the sale of $2.1 million, net of the royalty stream.

    RESTRUCTURING COSTS. During 2002, we announced cost reduction measures and recorded a net charge of approximately $5.5 million in the statement of operations in 2002. The charge included the write off of leasehold improvements as well as termination costs for the Miami facility space and telecommunication circuits and employee severance costs. We did not have any restructuring charges in 2003.

    The components of the restructuring charge were as follows:

                                                              (IN THOUSANDS)
                                                              --------------
Write-off of property and equipment.........................      $2,427
Termination of contractual obligations......................       2,794
Employee severance costs....................................         750
Less: Change in estimate of 2001 restructuring costs........        (435)
                                                                  ------
Total.......................................................      $5,536
                                                                  ======

    INTEREST INCOME. Interest income is primarily composed of income earned on our cash and cash equivalents and marketable securities. Interest income decreased by $1.1 million, or 87.5%, to $0.2 million in 2003 from $1.3 million in 2002. The decrease is primarily a result of our average cash balance during the period, including marketable securities, declining by approximately 70% in 2003 compared to 2002. In addition, lower average interest rates in 2003, compared to 2002, contributed to the decline in interest income.

    INTEREST EXPENSE. Interest expense is primarily composed of interest paid on the 5 3/4% Convertible Subordinated Notes due March 2005 and various capital lease agreements established to finance a substantial majority of the hardware and software components of our network. Interest expense decreased by $7.6 million, or 65.8%, to $4.0 million in 2003 from $11.6 million in 2002. This decrease was attributable to reduced interest paid on capital equipment financing, the impact in 2003 of both the early termination of $40.6 million of our 5 3/4% Convertible Subordinated Notes due March 2005 throughout 2002 and the early termination of $50.8 million of our capital lease obligations in August 2002. Our interest expense was also reduced as a result of the exchange of $50.4 million of our 5 3/4% Convertible Subordinated Notes due March 2005 for $25.2 million of new 11 1/2% Senior Secured Notes due January 2005 during 2003.

    In accordance with SFAS No. 15, "Accounting by Debtors and Creditors Regarding Troubled Debt Restructuring," we recorded a gain on the exchange of approximately $16.6 million during 2003. SFAS No. 15 requires that the gain on the exchange be recorded net of the future interest payments on the new 11 1/2% Senior Secured Notes due January 2005, the fair value of the warrants issued, the write off of the net book value of the deferred financing costs originally capitalized with the issuance of the 5 3/4% Convertible Subordinated Notes due March 2005 and any other fees or costs. While our future cash flows relating to interest payments will not be affected by the exchange, our future statements of operations will show a reduction of interest expense due to the inclusion of the interest payments on the Senior Secured Notes within the gain.

    GAIN ON BOND REPURCHASES AND EXCHANGES. During 2003, we entered into agreements with principal holders of our 5 3/4% Convertible Subordinated Notes due March 2005 which resulted in the retirement of $50.4 million of such notes in exchange for new debt instruments at 50% of the face value of the retired notes. Under the terms of the agreement, the holders of the retired notes received $25.2 million of new 11 1/2% Senior Secured Notes due January 2005 and warrants for 4,915,416 shares of our common stock. Each warrant has an initial exercise price of $0.65 per share and is exercisable over a five-year term. The 11 1/2% Senior Secured Notes due January 2005, share in a second priority lien on our assets and are subordinated to our bank revolving line of credit.

    The gain we recognized in 2003 was calculated as follows:

                                                                   2003
                                                              --------------
                                                              (IN THOUSANDS)
Face value of surrendered 5 3/4% Convertible Subordinated
  Notes due March 2005......................................     $50,350
Less: Face value of issued 11 1/2% Senior Secured Notes due
  January 2005..............................................     (25,175)
Future interest payments on 11 1/2% Senior Secured Notes due
  January 2005..............................................      (5,527)
Fair value of warrants issued...............................      (1,375)
Reduction of deferred debt financing costs..................        (723)
Professional fees...........................................        (935)
                                                                 -------
Gain........................................................     $16,615
                                                                 =======

    During 2002, we repurchased a portion of our outstanding 5 3/4% Convertible Subordinated Notes due March 2005 and recorded gains. The gains were calculated as follows:

                                                                   2002
                                                              --------------
                                                              (IN THOUSANDS)
Carrying value of repurchased Notes.........................     $40,588
Less: Cost of repurchase of Notes...........................     (13,993)
Write-off of deferred debt financing costs..................        (805)
                                                                 -------
Gain........................................................     $25,790
                                                                 =======

    OTHER EXPENSES, NET. Other expenses, net were $0.3 million and $0.4 million in 2003 and 2002, respectively, and relate mostly to state excise and franchise taxes.

    LOSS FROM CONTINUING OPERATIONS. Our loss from continuing operations was $10.9 million and $56.5 million for 2003 and 2002, respectively. The reduction in the loss from continuing operations in 2003 was primarily a result of substantially lower costs and operating expenses as a percentage of net revenue. As a result of our restructuring programs and our continued focus on controlling expenses, our research and development, selling and marketing and general and administrative expenses, in total, declined to $28.6 million for 2003 from $53.2 million for 2002. In addition, our data communications and telecommunications costs have declined to 85.8% of net revenue for 2003 from 86.6% of net revenue for 2002.

    INCOME (LOSS) FROM DISCONTINUED OPERATIONS. On July 15, 2002, we completed the sale of substantially all the assets of our Speech Solutions Business for $18.5 million in cash ($1.5 million of this amount is in escrow). The loss from discontinued operations of $65.2 million in 2002 represents the operating loss of the Speech Solutions Business for 2002. In the fourth quarter of 2003, we recognized additional consideration of $1.3 million for an earn-out payment based on the achievement of certain 2003 revenue-based milestones associated with our former Speech Solutions Business. The cash payment associated with the earn-out was $1.0 million and was received in February 2004.

    INCOME TAXES. We have not recorded an income tax benefit for the loss associated with our operating losses as it is more likely than not that these benefits will not be realized.

    NET LOSS. The net loss for 2003 was $9.7 million, or $0.21 per share, compared to a net loss of $121.7 million, or $2.70 per share, for 2002. In 2003, income from discontinued operations was $1.3 million. The net loss of $121.7 million in 2002 included a loss from discontinued operations of $65.2 million. The net loss from continuing operations in 2003 was $10.9 million, which was

$45.6 million lower than 2002. In total, our research and development, selling and marketing, and general and administrative expenses declined $24.6 million to $28.6 million in 2003 compared to $53.2 million in 2002. The reduction in these expenses reflects the effect of our 2001 and 2002 restructuring programs, as well as our continuing focus on reducing costs. In addition, depreciation and amortization decreased $11.8 million and interest expense declined $7.6 million in 2003 compared to 2002.

LIQUIDITY AND CAPITAL RESOURCES

    Our principal capital and liquidity needs historically have related to the development of our network infrastructure, our sales and marketing activities, research and development expenses, and general capital needs. Our working capital needs have been met, in large part, from the net proceeds from public and private offerings of common stock and issuances of convertible debt. In addition, we have also met our capital needs through vendor capital leases and other equipment financings.

    Net cash used in continuing operating activities was $7.2 million, $3.2 million (net of the collection of a previously reserved receivable balance of $4.3 million), and $43.0 million in 2004, 2003 and 2002, respectively. Cash used in operating activities of $7.2 million in 2004 related to our loss from continuing operations for the year of $19.4 million, partially offset by non-cash charges of $17.9 million. In addition, the increase in accounts receivable of $12.6 million was partially offset by an increase in accounts payable, accrued expenses and deferred revenue of $8.1 million. The increase in accounts receivable relates primarily to the growth in revenue in 2004 compared to 2003. Cash used in continuing operating activities in 2003 of $3.2 million related to our loss from continuing operations of $10.9 million and the non-cash gain on our debt exchange of $16.6 million, partially offset by non-cash charges of $17.0 million and changes in other assets and liabilities of $7.4 million. Cash used in continuing operating activities in 2002 of $43.0 million related to our loss from continuing operations of $56.5 million, the non-cash gain on our debt repurchases of $25.8 million and changes in other assets and liabilities of $11.8 million, partially offset by non-cash charges of $51.1 million. Net cash used in discontinued operating activities was $1.9 million in 2002.

    Net cash used in investing activities included $3.3 million used for capital expenditures and $17.9 million, net in purchases of available-for-sale short-term marketable investments. Our investments are classified as available-for-sale and consist of securities that are readily convertible into cash, including government securities and commercial paper, with original maturities at the date of acquisition ranging from 30 days to one year. At December 31, 2004, $17.9 million of securities with maturities of less than one year were classified as short-term investments. In addition, we received proceeds from an earn-out receivable and escrow payment of $1.0 million and $1.5 million, respectively, relating to the sale of our former Speech Solutions Business. Net cash used in investing activities was $5.2 million in 2003, of which $4.5 million was used for capital expenditures and $0.7 million was a payment relating to an adjustment associated with the sale of our Speech Solutions Business. Net cash provided by investing activities was $46.6 million in 2002. This primarily reflected $34.0 million in the sale and maturity of marketable securities and $17.0 million in proceeds received from the sale of the Speech Solutions Business, partially offset by $4.6 million for capital expenditures. We expect our capital expenditures to be approximately $7 million to $8 million in 2005, some of which we may choose to fund through leasing financing.

    Net cash provided by financing activities was $29.5 million in 2004. In June 2004, we completed a refinancing or our outstanding debt obligations. As part of the refinancing, we completed an exchange offer, pursuant to which $37.3 million of our outstanding 5 3/4% Convertible Subordinated Notes due March 2005, representing approximately 98% of the total amount of these notes outstanding, were tendered for the same principal amount of new 6 3/4% Convertible Subordinated Notes due June 2009. Approximately $0.9 million of the 5 3/4% Convertible Subordinated Notes due March 2005 remain outstanding after the exchange offer. We expect to redeem the remaining 5 3/4% Convertible

Subordinated Notes due March 2005 at their maturity for cash. Simultaneously with the exchange offer, we prepaid all $25.2 million of our existing 11 1/2% Senior Secured Notes due January 2005 for cash equal to the principal amount plus accrued but unpaid interest and the issuance of warrants exercisable for an aggregate of 5,176,065 shares of our common stock at $1.85 per share. We issued $29.0 million of new 8% Secured Convertible Notes due June 2007 of which
$25.2 million was used to prepay the 11 1/2% Senior Secured Notes due
January 2005. The new 6 3/4% Convertible Subordinated Notes due June 2009 and the new 8% Secured Convertible Notes due June 2007 are convertible by holders into shares of common stock at $1.85 per share. As a result of the refinancing, we have extended the maturity of $62.5 million in debt from the first quarter of 2005 until 2007 and 2009. This refinancing will also reduce our future annual cash interest payments by $0.2 million. During the second half of 2004, holders of $1.3 million of 6 3/4% Convertible Subordinated Notes due June 2009 voluntarily converted their notes into 0.7 million shares of common stock at the conversion price of $1.85 per share. Cash paid for transactions costs associated with the debt refinancing were $2.0 million.

    In September 2004, we completed a private equity placement of 15,000,000 shares of our common stock at $2.10 per share, for total gross proceeds of $31.5 million, to a group of institutional and accredited investors. Investment banking fees and other costs of the transaction were $1.3 million, resulting in net proceeds to us from the private equity placement of $30.2 million. The net proceeds from the private equity placement will be used for working capital requirements, capital asset purchases and general corporate purposes.

    We received proceeds of $1.5 million from the exercise of warrants into
2.2 million shares of common stock. We had previously issued these warrants in 2003 to the holders of the 11 1/2% Senior Secured Notes due January 2005. Proceeds from the exercise of employee stock options were $0.5 million in 2004. Payments on capital leases were $2.2 million in 2004. In addition, we paid down our bank borrowings of $2.3 million in the third quarter of 2004.

    Net cash used in financing activities was $6.7 million in 2003, of which $5.8 million was used to repay our capital lease obligations and $0.9 million was paid for fees in connection the exchange of a portion of our outstanding
5 3/4% Convertible Subordinated Notes due March 2005 for 11 1/2% Senior Secured Notes due January 2005. Net cash used in financing activities was $45.2 million in 2002. This primarily reflected $14.0 million used to repurchase
$40.6 million face value of the our 5 3/4% Convertible Subordinated Notes due March 2005, and $38.9 million in payments of our capital leases and other debt obligations, including the early extinguishment of $28.5 million of certain capital lease obligations. In the fourth quarter of 2002, we borrowed
$2.3 million under a revised credit agreement. This credit agreement did not require cash collateral and, therefore, $8.9 million of previously restricted cash is reported as a cash inflow due to the termination of this collateral requirement.

    In January 2005, we amended and extended our revolving line of credit with our bank. The new $15.0 million revolving line of credit has a two-year term, bears interest at the bank's prime rate plus 1/2% and is collateralized by substantially all of our assets. Borrowings under the line may also be used for letters of credit and foreign exchange contracts and are no longer on a borrowing formula. The new revolving line of credit requires us to comply with various non-financial and financial covenants, including minimum profitability and liquidity and requires us to maintain a minimum cash balance of $15.0 million with the bank, or be subject to certain additional fees. Our previous $15.0 million revolving line of credit, which commenced in December 2003, bore interest at the bank's prime rate plus 1%, matured on January 5, 2005 and was also collateralized by substantially all of our assets. Borrowings under this previous revolving line of credit were on a formula basis and were limited to eligible accounts receivable. We were in compliance with all of the covenants under both our old and new revolving lines of credit during 2004. At December 31, 2004, we had no borrowings under our previous revolving line of credit. We had borrowings outstanding under previous revolving lines of credit of $2.3 million and $2.3 million as of December 31, 2003 and 2002, respectively. At December 31, 2004, we had $3.0 million in letters of credit outstanding.

    At a Special Meeting of Shareholders held on June 18, 2004, shareholders voted to increase the number of authorized shares of common stock, par value $0.001 per share, from 85,000,000 shares to 170,000,000 shares. As a result, on June 18, 2004, we filed an Amendment to our First Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock, par value $0.001 per share, from 85,000,000 shares to 170,000,000 shares.

    At a Special Meeting of Shareholders held on February 18, 2004, shareholders voted to give our board of directors authority to effect a reverse stock split of our common stock. The affirmative vote by shareholders permits our board of directors to choose to effect a reverse stock split of our common stock at a ratio of between one-and-a-half for one (1.5:1) and five to one (5:1). The board of directors has chosen not to affect such a split.

    During 2003, we entered into agreements with principal holders of our 5 3/4% Convertible Subordinated Notes due March 2005 which resulted in the retirement of $50.4 million of such notes in exchange for new debt instruments at 50% of the face value of the retired notes. Under the terms of the agreement, the holders of the retired notes received $25.2 million of new 8% Senior Secured Notes due January 2005 and warrants to purchase 4,915,416 shares of common stock. Each warrant has an exercise price of $0.65 per share and is exercisable over a five-year term. The 8% Senior Secured Notes due January 2005 were prepaid in June 2004 as part of our debt refinancing. During 2004, holders of
2.2 million of these warrants exercised their warrants for 2.2 million shares of our common stock for $1.5 million in cash. In addition, our bank exercised a warrant we issued in connection with our bank lines for 0.3 million shares of common stock on a cashless basis.

    On August 5, 2002 we completed an agreement with our primary equipment vendor to reduce our capital lease obligations and related future cash commitments. Under the terms of the agreement, we paid our vendor $28.5 million in exchange for the elimination of $50.8 million in existing vendor debt, $9.0 million in future interest obligations (assuming the debt was held to maturity) and $4.0 million in tax and other obligations for a total of $63.8 million of future obligations. The difference between the cash paid and the recorded outstanding obligation on that date was accounted for as a reduction in the carrying value of the underlying capital assets. This transaction reduced interest expense by $2.5 million and depreciation and amortization by $3.3 million in the months subsequent to the transaction from the amounts that would have otherwise been recognized in 2002.

    We anticipate that the December 31, 2004 balance of $38.8 million in cash, cash equivalents and short-term investments, together with expected cash flow generated from operations, will be sufficient to fund our operations and debt service requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

    Under accounting principles generally accepted in the U.S., certain obligations and commitments are not required to be included in the consolidated balance sheets and statements of operations. These obligations and commitments, while entered into in the normal course of business, may have a material impact on liquidity. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

CONTRACTUAL OBLIGATIONS

    The following table summarizes our future contractual obligations as of December 31, 2004:

                                                                 PAYMENT DUE DATES
                                          ----------------------------------------------------------------
                                                     LESS THAN    1 TO 2     2 TO 3     3 TO 5     AFTER
                                           TOTAL      1 YEAR      YEARS      YEARS      YEARS     5 YEARS
                                          --------   ---------   --------   --------   --------   --------
                                                                   (IN THOUSANDS)
6 3/4% Convertible Subordinated Notes
  due June 2009.........................  $35,944     $   --      $   --    $    --    $35,944      $ --
5 3/4% Convertible Subordinated Notes
  due March 2005........................      895        895          --         --         --        --
8% Secured Convertible Notes due
  June 2007.............................   29,000         --          --     29,000         --        --
Capital lease obligations...............    1,869        880         604        385
Operating leases........................   12,196      3,410       2,494      2,081      4,039       172
                                          -------     ------      ------    -------    -------      ----
Total...................................  $79,904     $5,185      $3,098    $31,466    $39,983      $172
                                          =======     ======      ======    =======    =======      ====

Interest on 6 3/4% Convertible
  Subordinated Notes due June 2009......  $10,917     $2,426      $2,426    $ 2,426    $ 3,639      $ --
Interest on 5 3/4% Convertible
  Subordinated Notes due March 2005.....       26         26          --         --         --        --
Interest on 8% Secured Convertible Notes
  due June 2007.........................    5,800      2,320       2,320      1,160         --        --
                                          -------     ------      ------    -------    -------      ----
Total...................................  $16,743     $4,772      $4,746    $ 3,586    $ 3,639      $ --
                                          =======     ======      ======    =======    =======      ====

FUTURE ACCOUNTING PRONOUNCEMENTS

    In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, SHARE-BASED PAYMENT ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, and supercedes Accounting Principles Board Opinion
No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. The Statement is effective for us in the third quarter of 2005.

    We expect to adopt SFAS No. 123R using the Statement's modified prospective application method. Adoption of SFAS No. 123R is expected to increase our stock compensation expense significantly. We are currently in the process of evaluating the impact and implementation of SFAS No. 123R. In addition, SFAS No. 123R requires that the excess of tax benefits related to stock compensation be reported as a financing cash inflow rather than as a reduction of taxes paid in cash from operations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Our primary market risk exposure is related to interest rates and foreign currency exchange rates. To date, we have not engaged in trading market risk sensitive instruments or purchasing hedging instruments, whether interest rate, foreign currency exchange, commodity price or equity price risk. We have not purchased options or entered into swaps or forward or futures contracts.

    Our investments in commercial paper and debt instruments are subject to interest rate risk, but due to the short-term nature of these investments, interest rates would not have a material impact on their value at December 31, 2004. Our primary interest rate risk is the risk on borrowings under our line of credit agreements, which are subject to interest rates based on the bank's prime rate. A change in the applicable interest rates would also affect the rate at which we could borrow funds or finance equipment purchases. All other debt, including capital lease obligations, are fixed rate debt. A 10% change in interest rates would not have a material impact on interest expense associated with our line of credit agreement. In addition, a 10% change in interest rates would not significantly impact the fair value of our 6 3/4% Convertible Subordinated Notes due June 2009 or our 8% Secured Convertible Notes due
June 2007.

    Although we conduct our business in various regions of the world, most of our revenues and costs are denominated in U.S. dollars with the remaining being primarily denominated in Euros or British pounds. Thus, we are exposed to foreign currency exchange rate fluctuations as the financial results and balances of our foreign subsidiaries are translated into U.S. dollars. As exchange rates vary, these results, when translated, may vary from expectations and may adversely impact our results of operations and financial condition. Accordingly, if the dollar weakens relative to foreign currencies, particularly the Euro or British Pound, our foreign currency-based denominated revenues and expenses would increase when stated in U.S. Dollars. Conversely, if the dollar strengthens, our foreign currency denominated revenues and expenses would decrease.

                                    BUSINESS

DESCRIPTION OF BUSINESS

COMPANY OVERVIEW

    We are a leading provider of international communications services and a provider of retail prepaid calling services. Our business consists of our Voice-Over-Internet-Protocol ("VoIP") trading business, in which we connect buyers and sellers of international telecommunications services, and our retail services business. In the VoIP trading business we receive voice traffic from buyers--originating carriers who are interconnected to our network via VoIP or traditional TDM connections, and we route that traffic over the Internet to sellers--local carriers in the destination countries with whom we have established termination agreements. We use proprietary, patent-pending technology to automate the selection of routes and termination partners based on a variety of performance, quality, and business metrics. We offer this international call completion service on a wholesale basis to carriers, telephony resellers and other service providers worldwide and have termination agreements with local service providers in North America, Europe, Asia, the Middle East, Latin America, Africa and Australia.

    Our retail services business was launched during the third quarter of 2003, with the introduction of our retail prepaid calling cards which are marketed through distributors primarily to ethnic communities within major metropolitan markets in the U.S.. Our retail prepaid calling card business leverages our existing international VoIP network and termination agreements and has the potential to deliver higher margins than those typically achieved in the wholesale trading business. In addition, the retail prepaid calling card business typically has a faster cash collection cycle than the trading business. Beginning in the second quarter of 2004, we created a new reportable business segment, retail prepaid calling card services and other enhanced services ("Retail"), in addition to our wholesale international communications trading services ("Trading"). Since the second quarter of 2004, revenue from our Retail business has exceeded 10% of our total net revenue. In September 2004, we launched a prepaid calling service, Pingo-TM-, offered directly to consumers through an eCommerce web interface, which we have included in our Retail business segment. Revenues from our Pingo services were not material in 2004.

    We have a history of operating losses and, as of December 31, 2004, our accumulated deficit was $429.7 million and our stockholders' deficit was $23.9 million and we used $7.2 million in cash from operations in 2004. These results are primarily attributable to the expenditures necessary to build our network and develop and expand our market.

    Beginning in 2001, we took a series of actions to reduce operating expenses, restructure operations, reduce outstanding debt and provide additional liquidity. Such actions included:

    - reductions in workforce and consolidation of Internet Central Offices As a result of our restructuring programs and our continued focus on controlling expenses, our research and development; selling and marketing and general and administrative expenses, in total, were $35.7 million in 2004, or 13.5% of revenue, $28.6 million in 2003, or 16% of revenue and $53.2 million, or 32.3% of revenue, in 2002;

    - sale of our previous messaging business and the assets associated with our previous Speech Solutions Business;

    - settlement of certain capital lease obligations;

    - repurchase of $40.6 million and $20.9 million of our 5 3/4% Convertible Subordinated Notes due March 2005 for $14.0 million and $5.9 million in cash in 2002 and 2001, respectively;

    - exchange of $50.4 million of our 5 3/4% Convertible Subordinated Notes due March 2005 for $25.2 million of 11 1/2% Senior Secured Notes due
      January 2005 and warrants to purchase common stock in 2003;

    - establishment of a new credit facility with a bank in 2002;

    - completion of our debt refinancing plan in June 2004, pursuant to which $37.3 million (98% of the total outstanding) of our 5 3/4% Convertible Subordinated Notes due March 2005 were tendered for the same principal amount of new 6 3/4% Convertible Subordinated Notes due June 2009. In addition, $29.0 million of 8% Secured Convertible Notes due June 2007 were issued to finance the prepayment of all $25.2 million of our 11 1/2% Senior Secured Notes due January 2005; As a result, we extended the maturity of $62.5 million in debt from the first quarter of 2005 until 2007 and 2009 and reduced annual cash interest payments by $0.2 million; and

    - completion of a private equity placement in September 2004 that resulted in net proceeds to us of approximately $30.2 million.

    We continue to expand our market share in international wholesale VoIP services by expanding our customer base and by introducing cost-effective solutions for our customers to interconnect with our network. During the first quarter of 2004, we introduced our DirectVoIP service which eliminates the need for certain switches for our customers to interconnect to our network, thus reducing capital equipment costs for both iBasis and our customers. More recently we expanded the DirectVoIP offering with DirectVoIP Broadband, which addresses interconnection requirements that are specific to the growing consumer VoIP market, which we believe offers significant growth potential for us.

    In the Retail services business, our strategy is to continue to increase our retail traffic through the deployment of our prepaid calling services, which leverage our international VoIP network with our real time back office systems, and have the potential to deliver higher margins and improve cash flow. In addition, we continue to increase the traffic we terminate to mobile phones, which generally delivers higher average revenue per minute and margins than typical fixed-line traffic.

    We believe both business segments will benefit from our recently launched PremiumCertified-TM- international routing product. PremiumCertified is designed to enhance our ability to compete for retail international traffic from existing customers as well as from mobile operators and emerging consumer VoIP providers. PremiumCertified features routes to more than 500 destinations that are actively monitored and managed to deliver a level of quality that is equal to or exceeds the highest industry benchmarks for retail quality.

    Our plans include:

    - expanding our market share for our Retail calling services;

    - increasing revenues generated through mobile phone terminations;

    - increasing our customer base by introducing cost-effective solutions to interconnect with our network;

    - use of our switchless architecture, which eliminates the need for costly telecommunications switches and other equipment;

    - continued monitoring of accounts receivable and management of credit exposure; and

    - control of operating expenses and capital expenditures.

    We were incorporated as a Delaware corporation in 1996. Our principal executive offices are located at 20 Second Avenue, in Burlington, Massachusetts and our telephone number is (781) 505-7500.

INDUSTRY OVERVIEW

    MARKET OVERVIEW. The international voice and fax traffic market is estimated by industry researchers TeleGeography to be worth more than US
$60 billion. We believe that this market will grow as countries around the world continue to deregulate their telecommunication markets, prices fall and underlying trends in migration and economic integration drive fundamental demand. We believe there are three major industry trends that will drive continued growth in the wholesale trading of international voice traffic. These trends involve the migration of voice traffic:

    - from traditional vertically-integrated international exchange carriers
      (IXCs) to more specialized local service providers;

    - from fixed-line networks to mobile networks; and

    - from the traditional time-division multiplexing (TDM) network to VoIP.

    In most cases, the international traffic is moving to carriers that do not have extensive international networks and are dependent on wholesale providers like iBasis to provide effective international service for their retail customers.

    Global deregulation combined with rapid technological advances has enabled the emergence of many new communications service providers in dozens of local markets. In their efforts to remain competitive, national carriers are focusing their capital spending on "last-mile" services such as fixed-line, wireless, and cable, which account for the most of their revenues. Consequently, communications service providers are looking for ways to expand their ability to serve all of their customers' telecoms needs, while simultaneously reducing the cost of providing international services. Increasingly, the world's carriers are seeking to outsource international voice traffic to efficient Voice over Internet Protocol or VoIP networks, such as The iBasis Network-TM-, whose inherently lower infrastructure and transport costs can help improve a carrier's competitiveness and bottom line, without compromising service quality.

    THE MAINSTREAMING OF VOIP. Although the consumer adoption of VoIP services is a recent development, iBasis has been transmitting VoIP calls for many of the world's largest carriers for several years. Managing quality of service at the core of the network, which iBasis pioneered and mastered, has allowed phone-to-phone calls to be transmitted over the Internet with quality nearly indistinguishable from that of traditional voice networks. Enabled by the quality of VoIP service from providers like iBasis, international VoIP traffic has grown rapidly. According to industry analyst, TeleGeography, international VoIP traffic grew from 10.1 billion minutes in 2001, to 17.9 billion in 2002, to
21.9 billion in 2003 and is forecast to reach 30 billion minutes in 2004.

    Unlike fixed-line telecommunication networks and managed IP networks, the Internet has many potential points of congestion where information, in the form of data packets, can be delayed or dropped. For non-real time communications, such as email, a slight delay in the receipt of a message is not significant. However, for real-time communications, such as telephone calls, the result of a delay in transmitting the call, or losing the call altogether, is significant. To minimize the risk of delays, or losing calls, over the Internet, we utilize complex and proprietary performance monitoring and call routing technology to ensure consistently high call completion and voice quality. We have developed patent-pending quality management technology that enables us to deliver call completion rates and average call durations (the standard metrics carriers use for measuring quality) that we believe are consistently equal to or better than those achieved by traditional fixed-line carriers.

    VoIP's principal benefits are:

    - COST ADVANTAGE FROM INTERNET TRANSPORT. Traditional voice networks use circuit-switching technology, which establishes dedicated channels between an originating and terminating point for the duration of a call. Physical facilities (typically fiber and associated equipment) are


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      dedicated to voice traffic between switching nodes, regardless of changes in demand. In contrast, VoIP is based on packet-switching technology. This technology completes a call by digitizing and dividing a speaker's voice into small packets that travel to their destination along lines carrying packets of other Internet traffic, in much the same way as email travels. Using a network of service facilities connected to the public Internet for transport is less costly than building a dedicated network as our calls share the Internet with other traffic.

    - COST ADVANTAGE FROM IP TECHNOLOGY. VoIP gateway equipment that is used to convert and route phone calls over the Internet is less expensive and requires less physical space in telecom facilities than traditional telecommunications equipment.

    - COST ADVANTAGE FROM BYPASS OF INTERNATIONAL SETTLEMENT RATES. Traditional international long distance calls are completed through international toll switches that provide access to the terminating network. These networks are often owned by government bodies or telecommunications carriers who charge settlement rates (or tariffs) well in excess of costs. Although these fees are being reduced in many countries as industry deregulation continues, these charges remain significant. Calls routed over the Internet bypass these toll switches, avoiding a significant portion of these fees, which further lowers the cost of completing such calls.

    - POSITIONING FOR NEW SERVICES. In contrast to the closed, proprietary structure inherent in a traditional circuit-switched voice network, VoIP embraces an open architecture and open standards, which facilitates innovation at lower cost. Traditional voice networks have been designed specifically to provide one basic service, making it difficult and costly to introduce new services over those networks and their proprietary platforms. As data networks convert all services into data packets, new services are delivered from industry standard servers, integrating the Internet with the revolution in commodity computing.

    OUTSOURCING VOIP SERVICES. Given the advantages, many carriers have begun to carry some portion of their voice traffic over IP networks. Despite the move by some large carriers to develop their own international VoIP infrastructures, carriers have been more interested in outsourcing international traffic to providers such as iBasis. The reasons for the preference to outsource international traffic include:

    - the relatively low percentage of revenue that international service represents for many large carriers;

    - the disproportionate cost and complexity of deploying and supporting international service infrastructure as compared with domestic investment opportunities;

    - a hesitation to build new networks and cannibalize traffic from their traditional voice networks;

    - concerns over sufficient in-house VoIP expertise to ensure that voice quality and network reliability are comparable to that of the public-switched telephone network, especially when routing traffic over the Internet versus private networks; and

    - generally reduced capital budgets for network investment of any kind.

RETAIL SERVICES

    Our Retail services primarily consist of our prepaid calling card services and Pingo, our direct retail calling service. Leveraging our VoIP network and back-office systems, including a prepaid rating and billing platform we sold as a hosted service, we launched our retail prepaid calling card business in the U.S. in the third quarter of 2003. We sell our retail prepaid calling cards through established distributors to retail outlets in major metropolitan markets across the U.S. We have established a


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dedicated operation to sell and service our prepaid retail calling card services. Typically, retail prepaid calling cards deliver gross margins that are higher than in the Trading business.

    In September 2004, we launched Pingo, our retail calling services offered directly to consumers through our eCommerce web interface. Pingo customers in the Unites States use credit cards to purchase calling time over the iBasis Network by selecting a pre-set amount. Customers are provided with a toll-free access number, account number and personal identification number to access the service. Pingo's enhanced features include access to on-line call and billing history, PINPASS ANI recognition, and automatic recharging to maintain a balance in the customer's Pingo account. These features are designed to increase the customer's convenience and loyalty to the service. For financial information regarding our Retail business segment, see Note 3, Business Segment and Geographic Information, to our Consolidated Financial Statements.

VOIP TRADING SERVICES

    Our VoIP trading service enables carriers and other communications service providers to outsource international voice and fax traffic, substantially lowering their transport and service support costs, without compromising quality. Our carrier customers access The iBasis Network, our international VoIP network, by establishing an interconnection through one of our "Internet Central Offices" or "ICOs". ICOs are strategically located in major telecommunications hubs in the U.S., Asia, and Europe. Calls are transported over the Internet and terminated at "Internet Branch Offices" or "IBOs" generally managed by our terminating partners. In this way, our originating customers receive a single point of interconnection to a global network of termination points without the burden of managing the international network logistics and interconnection agreements on the far end. Likewise, our partners, who sell us termination capacity in their countries, receive a substantial source of traffic revenue without having to negotiate individual agreements and interconnections with originating carriers. Our services provide the following key benefits to our customers:

    HIGH QUALITY CALL COMPLETION. Our network, monitoring and management technologies enable us to complete international voice and fax calls with quality comparable to that of traditional circuit-switched voice networks. This high quality is reflected in the fact that carriers choose to provide our VoIP services to their retail customers undifferentiated from their traditional services. We achieve high quality over the Internet through a variety of controls and technologies. At our 24x7, expert-staffed global Network Operations Centers (NOCs) in Burlington, Massachusetts, USA and Hong Kong, we are able to monitor our carrier customers' voice traffic and automatically select optimal routing choices according to real time performance data. Using our patent-pending Assured Quality Routing-Registered Trademark- and PathEngine-TM-technology, we dynamically route customers' traffic over multiple Internet backbones, completing calls on our partners' phone networks in destination countries.

    COST EFFECTIVE SERVICES. Our call transport costs are lower because packet switching is more efficient than traditional circuit-switching. Because we use the Internet, rather than a private IP network, to deliver international voice traffic, we have greater infrastructure flexibility and lower capital costs than service providers that employ dedicated point-to-point connections. VoIP equipment is less costly and has lower facilities costs (due to its smaller physical footprint) than equivalent capacity circuit-switched equipment. We offer an open, scalable architecture that enables carriers and communications service providers to connect within a short period of time and without investment or technical expertise. An additional advantage derives from our ability to bypass many of the international tariffs or settlement rates associated with some international traffic carried over circuit-switched voice networks, which produces additional cost savings. Our Retail services--prepaid calling cards and Pingo--build upon the underlying iBasis network and systems and gives us opportunities to capture retail traffic directly from consumers, which may provide us higher margins than traffic we receive through other carriers.


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


    For financial information regarding our Trading business segment, see
Note 3, Business Segment and Geographic Information, to our Consolidated Financial Statements.

THE IBASIS NETWORK

    iBasis transported approximately 5 billion minutes of traffic over the iBasis Network in 2004, a volume of traffic that would position iBasis among the ten largest carriers of international traffic in the world, based on global traffic statistics contained in the industry analyst publication TeleGeography 2005. As of December 31, 2004, we had Points of Presence--generally referred to as POPs--in 108 countries. POPs designate points where the iBasis network is directly connected to local telephone networks for call origination or termination. In fact, we are capable of connecting to local networks in many more countries through our relationships with other carriers. These routes are commonly referred to as "off-net" routes and are utilized opportunistically when pricing is favorable.

    The iBasis Network is based on a technologically advanced switchless architecture, leveraging proven hardware from industry leaders such as Cisco Systems, as well as patent-pending iBasis software for quality management and advanced routing. Our Assured Quality Routing-Registered Trademark- and PathEngine-TM- technology enable ongoing monitoring of network performance and automatic selection of best quality routes based on near real-time performance data. The switchless architecture provides us with significant savings in operational costs and capital expense by eliminating the need for costly telecommunications switches and other equipment and connectivity in central offices. It also has enabled us to simplify provisioning, real-time route monitoring, and network management by decreasing the number of network components involved in carrying a call. The result for our customers is higher voice quality, call completion and call duration.

    The iBasis Network consists of four principal elements:

    - Internet Central Offices (ICOs) and Internet Branch Offices (IBOs) that convert circuit-switched voice traffic into data for transmission and reception over the Internet or vice versa;

    - the transmission medium, which is principally the Internet;

    - Assured Quality Routing-Registered Trademark- (AQR), our proprietary traffic monitoring and routing management software; and

    - our network operations centers (NOCs), from which we oversee and coordinate the operation of the ICOs and IBOs.

    INTERNET CENTRAL OFFICES AND INTERNET BRANCH OFFICES. Our customers interconnect with our network, at their cost, by connecting dedicated voice circuits from their facilities to one of our ICOs, which are strategically located in Frankfurt, Hong Kong, London, Los Angeles, New York, Paris, and Tokyo. Alternatively, our customers may elect to install an iBasis IBO at their facilities. ICOs and IBOs receive calls directly from a local carrier's switched network. VoIP gateways in each ICO or IBO digitize, compress and packetize voice and fax calls and then transmit them over the Internet. At the destination, another ICO or IBO reverses the process and the call is switched back from the Internet to a local carrier's circuit-switched network in the destination country. Increasingly, customers are investing in VoIP equipment and connecting to us via IP interconnections. As this trend progresses, our already asset-effective business model gains further strength, as iBasis no longer bears all the cost of converting calls between traditional voice network and the Internet and dedicated physical circuit-switched interconnects are eliminated altogether.

    THE INTERNET. We use the Internet to transmit the substantial majority of our voice and fax traffic because of its global coverage, low cost and flexible connectivity. As a result, we have avoided the expense and delay of deploying and maintaining a private, dedicated network of fiber and cable connections. In addition, because we do not have fixed, point-to-point connections, we can adapt to


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


changes in international traffic flows rapidly and at minimal cost. We effectively address the challenges of using the Internet for high quality, real-time voice communications by:

    - selecting only high quality, service-oriented Internet service providers as our vendors;

    - purchasing multiple, high-speed connections into the Internet backbone;
      and

    - continuously monitoring performance across our entire network of PoPs and the Internet.

    ASSURED QUALITY ROUTING. We have deployed a proprietary patent-pending system of tools--collectively known as, Assured Quality Routing to maintain high quality service over the Internet. AQR optimizes the quality of calls placed over The iBasis Network by integrating quality parameters into routing decisions. These parameters include measures of quality that are of direct importance to carriers including call duration, call completion and post-dial delay as well as underlying determinants of successful data transmission, namely packet loss, jitter and latency. Utilizing data collected in near real-time by our PathEngine performance reporting technology, AQR automatically reroutes traffic in anticipation of quality dropping below specific thresholds, sending subsequent calls through another Internet path, to an alternative terminating IP partner or to a circuit-switched backup vendor if necessary.

    GLOBAL NETWORK OPERATIONS CENTERS. We manage our network and implement AQR through our network operations centers (NOCs). iBasis NOCs use leading network management tools from Hewlett-Packard and a number of other vendors, which are integrated with our AQR systems to enable us to monitor, test and diagnose all components of The iBasis Network. NOCs in Burlington, Massachusetts and Hong Kong are staffed by network and traffic engineers to provide expert coverage
7 days a week, 24 hours a day, 365 days of the year, and are equipped with:

    - tools that support the monitoring and analysis of various components of The iBasis Network to identify and address potential network problems before they affect our customers;

    - system redundancy, including power back-up; and

    - a help desk that allows us to respond quickly to our customer's needs and concerns.

RESEARCH AND DEVELOPMENT

    Our research and development activities are primarily focused on developing, improving and expanding The iBasis Network and increasing the efficiency of our interconnections with buyers and sellers of telecommunications services. These activities include the development of specific tools for our networks, such as our patent-pending Assured Quality Routing and PathEngine technologies, as well as specialized interconnection technologies like our DirectVoIP-TM- Broadband service, which is designed to meet the needs of emerging providers of consumer VoIP services. In addition, our engineering personnel contribute to the support and operation of our global network operations centers, which oversee and coordinate the operation of our ICO's and IBO's. Research and development expenses were $13.8 million, $13.4 million and $17.8 million for 2004, 2003 and 2002, respectively.

MARKETS AND CUSTOMERS

    Our VoIP Trading customer base can be segregated by size into Tier 1, Tier 2 and Tier 3 carriers. Generally, Tier 1 carriers are large domestic and international carriers, such as AT&T, MCI, Sprint, Cable & Wireless, and certain government-affiliated or privatized dominant carriers, such as the Chinese telecommunications carrier China United Telecom (Unicom). Tier 1 carriers generally have annual revenues in excess of $2 billion. Tier 2 carriers have revenues generally in the range of $750 million to $2 billion, but have fewer direct operating agreements with other carriers and fewer international facilities. Tier 3 carriers are typically switch-based resellers with revenues of less than $750 million. Recently, fast-growing providers of consumer VoIP services have emerged as a new type


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


of carrier with distinct requirements. iBasis is well positioned to capture market share in this new market.

    A significant portion of traffic carried over The iBasis Network is from Tier 1 carriers. In 2004, Tier 1 carriers, the world's largest and most demanding carriers, accounted for 44 percent of our traffic. The ability to provide quality call completion consistently acceptable to Tier 1 carriers is of vital importance because these carriers control the vast majority of the world's retail traffic. Tier 1 carriers will continue to be a main area of focus for our sales force. The proportion of our traffic that originates from Tier 1 carriers in the future will be impacted by the growth or our Retail services business. Traffic that comes to iBasis directly from consumers, through our Retail services business, has grown dramatically since the launch of our retail prepaid calling cards in September 2003.

    The proportion of our traffic originating from outside of the United States was 43% of total revenue and 42% of total traffic in 2004. Non-U.S. origination generally produces higher margins than US-originated traffic. As of December 31, 2004, iBasis provided services to approximately 290 carriers worldwide. One carrier accounted for more than 10% of revenue in 2004, 2003 and 2002. For further discussion of our revenues related to significant customers and customers in other countries and other geographic information, refer to Notes 2 and 3 to our consolidated financial statements.

    In countries where we terminate our traffic, we have established relationships with local service providers that have strong local market expertise and relationships. Some of our overseas partners are very large, well-established national carriers. Others are emerging competitive carriers or Internet Service Providers (ISPs) who are able to provide the interconnection necessary to terminate minutes for us in their country.

    Increasingly, traffic flows are becoming reciprocal--formerly distinct customers and suppliers are becoming "trading-partners"--as deregulation and competition erode the distinction between the business models of our customers and suppliers. We expect continued growth in both size and profitability as this trend progresses and we further consolidate our position as a leading carrier that interconnects the world's local service providers.

    Margins on calls originating from outside the U.S. are generally higher than margins on calls originated from within the U.S. Deregulation and increased competition in the telecommunications industry has caused prices for long distance telephone service to steadily decline, particularly in the U.S. As a wholesale provider of long distance telephone services, our margins in this business reflect the effect of these lower prices. We attempt to offset the effect of these lower prices by negotiating lower costs from our call termination partners and by increasing the cost efficiency and utilization of our network. We are implementing a strategy to leverage retail traffic originating from both our VoIP Trading customers and our own Retail services to drive higher margins than we typically realize from our Trading services. With our prepaid calling cards and Pingo, we are able to charge per-minute rates that can exceed our wholesale long distance rates, as well as generate revenue from fees typically associated with the use of prepaid calling cards. In addition, we have launched a premium product, PremiumCertified-TM- International Routing, designed to deliver the highest level of quality, comparable to that of any retail carrier. The more than 500 certified routes in the PremiumCertified product are generally priced higher and offer higher margin potential. PremiumCertified is marketed to all iBasis trading customers and used in the delivery of the prepaid calling card and Pingo services.

SALES AND MARKETING

    SALES STRATEGY. Our sales efforts for the VoIP Trading business target both buyers of international minutes and sellers of termination capacity-leading fixed line and wireless telecommunications carriers globally, as well as emerging providers of consumer VoIP services over broadband connections. Our sales force is composed of experienced personnel with well-established relationships in the telecommunications industry, based in key markets worldwide and typically responsible for business


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development in a small number of countries regionally. Our sales process often involves a test of our services by potential originating customers in which they route traffic over our network to a particular country. Our experience to date has been that once a carrier has begun to use our network for a single country and finds our quality to be acceptable, the sales process for increasing the volume of traffic they send to us and growing the number of destinations for which they use our network becomes incrementally easier. We also seek to establish and grow relationships with service providers that can terminate the local leg of international calls. iBasis country managers actively pursue connections with capable, licensed termination partners in their regions. Our ability to deliver a high volume of traffic, due to our interconnections with more than 280 carriers with international minutes, makes us an attractive potential partner for local service providers.

    As deregulation and competition push all local service providers to both originate and terminate as much traffic as possible on their local networks, iBasis will increasingly enjoy "reciprocal" relationships with the providers with which we do business, further improving sales productivity.

    We have offices providing sales coverage in Europe, Africa, the Middle East, Latin America, the Caribbean, the Asia-Pacific region, and North America.

    MARKETING STRATEGY. In our VoIP Trading business, we seek to attract termination partners as well as customers and consequently address our marketing efforts to both. Most retail origination is controlled by the largest (Tier
1) retail carriers. We believe that we have largely achieved our primary marketing objectives of awareness and acceptance among much of this customer segment, as evidenced by our penetration of these carriers in the major developed regions of the world. We continue to reinforce our brand presence with this segment to help increase our share of their international traffic. We also concentrate on state-owned carriers, known as PTTs--in Asia and in developing economies generally--whom we view as natural customers. While we increasingly expect our customers to also be our termination partners, local circumstances in many countries still are such that we look to partner with ISPs, new Competitive Local Exchange Carriers (CLECs) and specialist termination providers. Unlike marketing to the well-known Tier 1 carriers, we actively identify and attract smaller termination partners in many countries, many of which are start-ups formed specifically to terminate international traffic. Our marketing plan includes public relations activity, outreach with industry analysts and the trade press, participation in industry trade shows and conferences, targeted mailings and a comprehensive Website, and regular communications with our existing customer base.

    Our sales and marketing strategy for our Retail services business differs for the disposable prepaid calling card business and the Pingo eCommerce business. For the calling card business, we are focused on four areas:

    - developing calling card brands;

    - broadening calling card distribution;

    - expanding gross margins; and

    - enhancing quality.

    In developing our own calling card brands, in addition to supporting established brands of our distributors, we are building presence of select brands in multiple markets across multiple distributors. These brands leverage a common rate and fee structure and are able to leverage common design and advertising, which enhances both administrative and marketing efficiency while building distributor and customer loyalty. To broaden our calling distribution we identify the leading established distributors in major urban markets in the U.S. and work to establish mutually beneficial relationships. These distributors possess the local market knowledge and relationships with retail outlets required to effectively build market presence for our calling cards. Some of our distributors operate as master distributors supporting smaller sub-distributors that help to broaden and reinforce their market share


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


within various territories or types of outlets. We expand distribution into new ethnic and geographic markets by leveraging existing relationships and by pursuing new distributors as necessary. Expanding gross margins in the prepaid calling card business is a function of managing card lifecycles. Typically, new cards are introduced with very aggressive promotional pricing to build distributor and retailer enthusiasm and consumer interest. Once the card has proven its quality and reliability it moves beyond the promotional stage into production, enabling us to realize higher margins. As we establish our presence in the calling card market the overall age of our product portfolio will increase, essentially resulting in more product having graduated from the promotional phase into producing higher margins.

    The sales and marketing strategy for our Pingo service leverages the cost-efficiency and tracking capabilities of on-line paid placement advertising on major search engines, such as Google and Yahoo, as well as targeted email campaigns utilizing opt-in email lists to create exposure of the Pingo web site and encourage sales. We have retained a search engine marketing firm with specific expertise and proprietary technology designed to optimize our advertising investment, as well as our use of search engine optimization techniques on the Pingo.com web site. When prospects visit the Pingo web site, we utilize special bonus awards and promotions to encourage initial purchase. We also market to our existing Pingo customers to encourage usage of the service, recharges, and referrals.

STRATEGIC TECHNOLOGY RELATIONSHIPS

    Strategic technology relationships are important because they give us early access to new technologies, a voice in vendors' development direction and because strategic partners engage with us in support of our sales and marketing programs.

CISCO SYSTEMS

    Since its founding in 1996, we have maintained a strong, strategic technology and business relationship with Cisco Systems. The iBasis Network is aCisco Powered-TM- network. This designation means that The iBasis Network is built predominantly with Cisco products and technologies, and meets a high standard of reliability and performance. As a Cisco Powered-TM- network, we have enhanced access to Cisco technical resources and are able to more quickly deliver new capabilities and service features. We have regularly engaged in numerous early field trials of Cisco VoIP technologies, during which we gain experience with new features before they are available to the marketplace. We have also conducted joint sales and marketing activities with Cisco.

COMPETITION

    We compete in two markets: international VoIP services, which we sell on a wholesale basis to other carriers, and retail prepaid calling services which we sell to consumers directly and through distributors. As described more completely in the section captioned "Risk Factors," the market for VoIP services is highly competitive. We compete with other wholesale trading carriers worldwide. Many of these carriers have more resources, longer operating histories and more established positions in the telecommunications marketplace, and, in some cases, have begun to develop VoIP capabilities. We also compete with smaller companies, including those that may be specialists in just one or two routes. We also compete against our customers' ability to carry traffic themselves, whereby either retail carriers develop their own international networks or interconnect with one another and exchange international traffic by "meeting" in a major telecom hub. At present, we do not compete with cable operators, or local exchange carriers, such as the U.S. "Baby Bells". Also, at present, we do not compete with emerging retail VoIP carriers as most have not developed international networks. We compete principally on quality of service and price. In the overall international long distance market, which was approximately 180 billion minutes of phone calls in 2003 based on the current information, we were among the ten largest carriers with about 2% market share. We carried more than 16% of the 22 billion minutes of international VoIP traffic in 2003.


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    In the retail prepaid calling card business, we compete with major telecommunications carriers, and many smaller telecommunications providers. Many of our competitors have a longer operating history and a more established market presence in the retail prepaid calling card business than us. Also, many of these competitors have greater resources than us. The U.S. market for retail prepaid calling card services is currently estimated at over $4 billion per year.

    Our Pingo business competes with other on-line sellers of prepaid calling cards and services. Many of these operate as on-line catalogs, selling the same cards that are available in physical form in retail stores.

    Although the market for wholesale international traffic and retail prepaid calling services is highly competitive and will almost certainly remain so, we believe that our brand-strength, customer base, established global distribution and patented ability to manage traffic across the (low-cost) Internet, while maintaining required quality, collectively represent a competitive advantage that will allow us to continue expanding both volumes and margins.

GOVERNMENT REGULATION

    As more fully described in the "Risk Factors" our business is subject to U.S. and foreign laws, which may include those relating to telecommunications.

    We are not licensed to offer traditional telecommunications services in any U.S. state and we have not filed tariffs for any service at the Federal Communications Commission or at any state regulatory commission. Nonetheless, aspects of our operations may currently be, or become, subject to state or federal regulations governing licensing, universal service funding, advertising, disclosure of confidential communications or other information, excise taxes, transactions restricted by U.S. embargo and other reporting or compliance requirements.

    While the FCC to date has maintained an informal policy that information service providers, including VoIP providers, are not telecommunications carriers for regulatory purposes, various entities have challenged this idea, both before the FCC and at various state government agencies. The FCC recently ruled against AT&T, finding that certain traffic AT&T carried in part utilizing the Internet protocol format was nonetheless regulated telecommunications for which terminating access charges were due. The FCC has also found that AT&T's prepaid calling cards, which AT&T had claimed as an enhanced, non-regulated offering, constituted traditional telecommunications for which universal service subsidies are due. In so doing, the FCC imposed such liability retroactively, and ruled that similarly situated carriers must also fulfill reporting and contribution requirements for universal service funding. The FCC is proceeding on two related Notices of Proposed Rulemaking, one on regulation of prepaid calling cards and the extent that Internet protocol capabilities insulate such offerings from traditional regulation, and the existing proceeding covering IP-enabled services more generally. Adverse rulings or rulemakings could subject us to licensing requirements and additional fees and subsidies.

    The regulatory treatment of VoIP and other iBasis services varies widely among other countries and is subject to constant change. Until recently, most countries did not have regulations addressing VoIP or other VoIP services such as calling cards, in some cases classifying these services as unregulated services. As the VoIP market has grown and matured, increasing numbers of regulators have begun to reconsider whether to regulate VoIP and other VoIP services. Some countries currently impose little or no regulation on VoIP or VoIP services. Conversely, other countries that prohibit or limit competition for traditional voice telephony services generally do not permit Internet telephony or VoIP services or strictly limit the terms under which such services may be provided, even imposing criminal penalties for individuals associated with such offerings. Still other countries regulate VoIP and VoIP services like traditional voice telephony services, requiring VoIP companies to obtain licenses, incorporate local subsidiaries, make universal service contributions and pay other taxes.


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    We have advocated and supported deregulation for free and open market competition in a variety of countries.

INTELLECTUAL PROPERTY

    We regard our copyrights, service marks, trademarks, trade dress, trade secrets, patents, patent applications and similar intellectual property as critical to our success and we rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners, and others to protect our proprietary rights. Our policy is to patent the technology, inventions and improvements that we consider important to the development of our business. As of December 31, 2004, we had five pending United States patent applications for The iBasis Network and other inventions related to our business. We pursue the registration of our trademarks and service marks in the United States and overseas. As of December 31, 2004, we have been granted trademark registration for the marks iBasis, Assured Quality Routing, ConnectPoint, and Mero Mejicano in the United States, and iBasis in the European community, and have pending registration applications for other service marks. We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We have granted licenses in the ordinary course of business for occasional use of the company's name, logo, trademarks and /or servicemarks to certain marketing partners pursuant to joint marketing and/or other agreements. Likewise, we have been granted certain licenses for use in the ordinary course of business.

EMPLOYEES

    As of December 31, 2004, we employed 216 people. Our employees are not represented by a labor union.

GEOGRAPHIC AREAS

    For financial information about geographic areas, including information about revenues and long-lived assets, see Note 3, "Business Segment and Geographic Information" to our Consolidated Financial Statements.

PROPERTIES

We lease the following facilities:

LOCATION                       SQUARE FOOTAGE      EXPIRATION OF LEASE              FACILITY USE
--------                       --------------   -------------------------   -----------------------------
Burlington, MA...............      44,265       April 2010                  Headquarters and global
                                                                            network operations center
New York, NY.................      11,654       Various, 2008-2010          Internet Central Office
Miami, FL....................      10,500       February 2010               Vacant
Los Angeles, CA..............       3,156       April 2008                  Internet Central Office
Hong Kong....................         576       March 2005                  Internet Central Office

    In addition to the facilities listed above, we have obtained collocation space in special facilities around the world that are dedicated to housing equipment of multiple competitive telephony carriers. We lease these smaller spaces to house Internet routing and related equipment. We lease collocation space in Amsterdam, Frankfurt, Hong Kong, London, Paris, and Tokyo. We also rent smaller office space in London and Beijing. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

In addition to litigation that we have initiated or responded to in the ordinary course of business, we are currently party to the following potentially material legal proceedings:

    Beginning July 11, 2001, we were served with several class action complaints that were filed in the United States District Court for the Southern District of New York against us and several of our officers, directors, and former officers and directors, as well as against the investment banking firms that underwrote our November 10, 1999 initial public offering of the common stock and our March 9, 2000 secondary offering of the common stock. The complaints were filed on behalf of persons who purchased the common stock during different time periods, all beginning on or after November 10, 1999 and ending on or before December 6, 2000.

    The complaints are similar to each other and to hundreds of other complaints filed against other issuers and their underwriters, and allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 primarily based on the assertion that there was undisclosed compensation received by our underwriters in connection with our public offerings and that there were understandings with customers to make purchases in the aftermarket. The plaintiffs have sought an undetermined amount of monetary damages in relation to these claims. On September 4, 2001, the cases against us were consolidated. On October 9, 2002, the individual defendants were dismissed from the litigation by stipulation and without prejudice.

    On June 11, 2004, we and the individual defendants, as well as many other issuers named as defendants in the class action proceeding, entered into an agreement-in-principle to settle this matter, and on June 14, 2004, this settlement was presented to the court. The court has preliminarily approved the settlement. Once notice has been mailed, there will be an objection period, followed by a hearing for final approval of the settlement. Although we believe that we and the individual defendants have meritorious defenses to the claims made in the complaints, in deciding to pursue settlement, we considered, among other factors, the substantial costs and the diversion of our management's attention and resources that would be required by litigation. Pursuant to the terms of the proposed settlement, in exchange for a termination and release of all claims against us and the individual defendants and certain protections against third-party claims, we will assign to the plaintiffs certain claims we may have as an issuer against the underwriters, and our insurance carriers, along with the insurance carriers of the other issuers, will ensure a floor of $1 billion for any underwriter-plaintiff settlement. Although the financial effect of the settlement on us will not be material, our insurance carriers' exposure in this connection will range from zero to a few hundred thousand dollars, and will be reduced proportionately by any amounts recovered by plaintiffs directly from the underwriters.

    We cannot assure you that the settlement which has been finalized will be accepted by the court, or that we will be fully covered by collateral or related claims from underwriters, and that we would be successful in resulting litigation. In addition, even though we have insurance and contractual protections that could cover some or all of the potential damages in these cases, or amounts that we might have to pay in settlement of these cases, an adverse resolution of one or more of these lawsuits could have a material adverse affect on our financial position, results of operations and cash flows in the period in which the lawsuits are resolved. We are not presently able to estimate losses, if any, related to the lawsuits.

    We are also party to suits for collection, related commercial disputes, claims from carriers and foreign service partners over reconciliation of payments for circuits, Internet bandwidth and/or access to the public switched telephone network, and claims from estates of bankrupt companies alleging that we received preferential payments from such companies prior to their bankruptcy filings. Our employees have also been named in proceedings arising out of business activities in foreign countries. We intend to prosecute vigorously claims that we have brought and employ all available defenses in contesting claims against us, or our employees. Nevertheless, in deciding whether to pursue settlement, we will consider, among other factors, the substantial costs and the diversion of management's attention and resources that would be required in litigation. In light of such costs, we have settled various and in some cases similar matters on what we believe have been favorable terms which did not have a material impact our financial position, results of operations, or cash flows. The results or failure of any suit may have a material adverse affect on our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers and directors are as follows.

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Ofer Gneezy...............................  53         President, Chief Executive Officer and
                                                       Director

Gordon J. VanderBrug......................  62         Executive Vice President, Assistant
                                                       Secretary and Director

Dan Powdermaker...........................  41         Senior Vice President, Worldwide Sales

Paul H. Floyd.............................  47         Senior Vice President, R&D, Engineering
                                                       and Operations

Richard G. Tennant........................  60         Vice President, Finance and Administration
                                                       and Chief Financial Officer

Charles N. Corfield(1)(2).................  44         Director

W. Frank King(2)(3)(4)....................  65         Director

David Lee(2)(4)...........................  67         Director

Charles Skibo(1)(3)(4)....................  66         Director

Peter D. Aquino...........................  43         Director

------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Strategic Committee

(4) Member of the Shareholder Litigation Committee

EXECUTIVE OFFICERS

    MR. GNEEZY has served as our President, Chief Executive Officer and one of our directors of iBasis since our formation in August 1996. From 1994 to 1996, Mr. Gneezy served as President of Acuity Imaging, Inc., a multinational company focused on the industrial automation industry. From 1980 to 1994, Mr. Gneezy was an executive of Automatix, Inc. (a predecessor to Acuity Imaging), an industrial automation company, most recently serving as its President and Chief Executive Officer. Since July 2000, Mr. Gneezy has served as a director of NMS Communications, which provides communication solutions for wireless and wireline networks.

    DR. VANDERBRUG has served as our Executive Vice President and one of our directors of iBasis since October 1996. From 1991 to 1996, Dr. VanderBrug was the Director of Marketing, Electronic Imaging Systems of Polaroid Corporation. In 1980, Dr. VanderBrug co-founded Automatix, Inc. Dr. VanderBrug received his B.A. in mathematics from Calvin College, a M.A. in mathematics from Wayne State University, and his Ph.D. in computer science from the University of Maryland.

    MR. POWDERMAKER has served as our Senior Vice President, Worldwide Sales of iBasis since June 2002. An early member of the iBasis management team, Dan has spent the past seven years developing relationships with carriers and service providers around the world and establishing the sales force to support these customers and partners. He worked to bring iBasis's initial US customers onto The iBasis

Network-TM-, has served as Vice President of Sales for Asia and most recently as Vice President, Europe, the Middle East and Africa. Prior to joining iBasis, Dan worked in sales management for AT&T Global Markets, a networking services division of AT&T focused on the world's 2,000 largest telecommunications users.

    MR. FLOYD has served as our Senior Vice President, R&D, Engineering and Operations since September 2001. From April 2001 to September 2001, Mr. Floyd was our Vice President of Research and Development. Prior to joining iBasis, Mr. Floyd was a Senior Vice President of DSL Business at Paradyne
Networks, Inc., a manufacturer of high-speed broadband access products and technology that support and manage high-bandwidth applications and network traffic. From 1996 to 2000, Mr. Floyd served as Vice President of Research and Development and Engineering at Paradyne.

    MR. TENNANT has served as our Vice President, Finance and Administration and Chief Financial Officer since October 2001. From 2000 to 2001, Mr. Tennant was the Vice President, Chief Financial Officer and Treasurer of ScoreBoard, Inc., a software company providing optimization solutions for wireless carriers. Before joining ScoreBoard and from 1999 to 2000, Mr. Tennant served as Senior Vice President and Chief Financial Officer of Orbcomm Global, L.P., the world's first commercial provider of global low-earth satellite data and messaging services. From 1997 to 1999, Mr. Tennant also served as Senior Vice President and Chief Financial Officer to Information Resource Engineering, now known as
SafeNet, Inc., a developer and manufacturer of security and encryption products for computer data networks.

DIRECTORS

    MR. CORFIELD has been a director of iBasis since September 1997. Since 1999, Mr. Corfield has been a director of BeVocal and since 2000, the Chief Executive Officer of SandCherry Networks. Mr. Corfield serves on the board of directors of Liberate Technologies, a web-based, enhanced television company. Mr. Corfield co-founded Frame Technology, a software company, in 1986 and was a member of its board of directors and its Chief Technology Officer until Adobe Systems acquired it in 1995.

    DR. KING has been a private investor since November 1998 and a director of iBasis since June 2001. From 1992 to 1998, he was Chief Executive Officer and director of PSW Technologies, Inc. (formerly a division of Pencom, Inc.), a provider of software services. From 1988 to 1992, Dr. King was Senior Vice President of Development of Lotus Development Corporation, and for the previous 19 years he served in various positions with IBM Corporation, including his last position as Vice President of Development for the entry system division. He is also director of NMS Communications, Inc., eOn Communications Corporation, Aleri, Inc., Concero, Inc., and Perficient, Inc.

    MR. SKIBO has been a director of iBasis since September 1999. He served as President of iBasis Speech Solutions, Inc. from November 2001 to July 2002. From January 1999 to September 2001, Mr. Skibo served as the Chief Executive Officer and Chairman of Colo.com, a company that provided facilities and co-location services to communication and information technology industries. Colo.com filed for bankruptcy in June 2001. Since September 2004, Mr. Skibo has served as the Chief Executive Officer and as a director of HouseRaising, Inc., a public company focused on software and custom home building services. Since 1994, Mr. Skibo has served as Chairman and Chief Executive Officer of Strategic Enterprises and Communications, Inc., a venture capital firm. In addition, Mr. Skibo serves as Chairman and Chief Executive Officer of Allied Telecommunications, a communications company. From 1985 to 1987, Mr. Skibo was President and CEO of US Sprint and its predecessor company, U.S. Telecom.

    MR. LEE has been a director of iBasis since May 2002. Mr. Lee has founded, served as chairman, and held senior executive positions at several communications technology companies, including ITT Corporation. Mr. Lee joined ITT after that company acquired Qume Corporation, a company he had co-founded in 1973. At ITT Qume, Mr. Lee held the positions of Executive Vice President from 1978 to 1981, and President, from 1981 through 1983. Mr. Lee later became
President and Chairman of Data Technology Corporation. Mr. Lee is currently Chairman of the Board of eOn Communications Corporation, Cortelco, Cidco Communications, ESS Technology, Inc. and Linear Technology Corporation. Mr.
Lee also serves as a Regent for the University of California. Through his service on the Advisory Committee on Trade Policy and Negotiation for Presidents Bush (senior) and Clinton, and his current role on President
George W. Bush's Council on the 21st Century Workforce, Mr. Lee is one of the world's foremost experts on US-China commerce and the Chinese telecommunications industry.

    MR. AQUINO was elected to the Board of Directors on August 5, 2004.
Mr. Aquino has been Chief Executive Officer of RCN Corporation since December 2004. Mr. Aquino was previously Senior Managing Director of Capital & Technology Advisors LLC, a telecommunications advisory firm, since 2001. From 1995 to 2001, Mr. Aquino was a partner with Wave International, Inc., a telecommunications venture capital firm. Prior to 1995, Mr. Aquino spent twelve years with Bell Atlantic (now Verizon) in various senior management positions. Mr. Aquino is director of Neon Communications and Motient Corporation.

ELECTION OF DIRECTORS

    Our board of directors is divided into the following three classes, with the members of the respective classes serving for staggered three-year terms.

    - Class 1 directors, whose terms expire at the annual meeting of stockholders to be held in 2006;

    - Class 2 directors, whose terms expire at the annual meeting of stockholders to be held in 2007; and

    - Class 3 directors, whose terms expire at the annual meeting of stockholders to be held in 2005.

    Messrs. VanderBrug and Lee are our Class 1 directors, Messrs. King and Skibo are our Class 2 directors, and Messrs. Gneezy, Corfield and Aquino are our Class 3 directors. At each annual meeting of stockholders, our stockholders will elect the successors to directors whose terms have expired to serve from the time of election and qualification until the third annual meeting following election. The classification of the board of directors may delay or prevent a change in control or in the management of iBasis. See "Description of Capital Stock--Delaware Law and Certain Certificate of Incorporation and By-Law Provisions."

COMPENSATION OF DIRECTORS

    In 2004, each of our non-employee directors earned $15,000 in cash compensation for their services as directors. Neither Mr. Gneezy nor Dr. VanderBrug received additional compensation for serving as directors. The directors who do not live in the Boston Metropolitan area were also reimbursed for travel expenses. We maintain directors' and officers' liability insurance and our by-laws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation limits the liability of our directors to either us or our shareholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law.

    In 2004, Messrs. Gneezy and VanderBrug each received options to purchase 40,000 shares of our common stock. Each option becomes exercisable on a quarterly basis, in a series of 16 installments, vesting 6.25% of the optioned shares, provided, that individually, each remains an employee of ours on each vesting date. The exercise price for each option is $2.12, the closing price of a share of our common stock on the OTCCB on the date of the grant, September 14, 2004. Each option expires on September 14, 2014. All options were granted under our stock incentive plan and the first installment became exercisable on December 14, 2004.

    In 2004, Mr. Aquino received options to purchase 80,000 shares of common stock. 25% of Mr. Aquino's options became exercisable immediately on August
5, 2004, the date of grant, with the remaining options to become exercisable in a series of three installments of 25% of the option shares, with the first installment to become exercisable at the 2005 Annual Meeting of Stockholders and with each additional installment to become exercisable at each of the next two annual meetings of stockholders in years 2006 and 2007, respectively, provided, that Mr. Aquino continues to be a director of iBasis on each applicable date. All options were granted under the Plan.

BOARD COMMITTEES

    Our directors hold regular meetings, attend special meetings, as required, and spend such time on our affairs as their duties require. During the fiscal year ended December 31, 2004, the Board of Directors held three meetings and took action by unanimous written consent in lieu of meetings of the Board of Directors on three occasions. During the year, each of the directors attended at least 75% of the meetings of the Board of Directors and, in accordance with their membership on each, the audit and compensation committees of the Board, except Mr. Lee, who attended 66% of the Audit Committee meetings.

    The Board of Directors has the following four committees:

    COMPENSATION COMMITTEE. Our Compensation Committee administers our overall compensation policies and stock option plans. Its members are Messrs. Gneezy, Corfield, and Skibo. The committee convened six times last year.

    AUDIT COMMITTEE. Our Audit Committee is responsible for, among other things, monitoring the integrity and adequacy of iBasis' financial information, control systems, and reporting practices, and for recommending to the Board of Directors adoption by the stockholders of the Audit Committee's selection of independent auditors for iBasis. Its members are Messrs. Corfield, King, and Lee, each of whom is independent, as defined by Rule 4200(a)(15) of the Nasdaq National Market listing rules. The committee convened seven times last year and held four executive sessions with Deloitte & Touche LLP in conjunction with the regularly scheduled meetings.

    SHAREHOLDER LITIGATION COMMITTEE. Our Shareholder Litigation Committee was formed to evaluate and accept and/or reject settlement proposals in connection with the several class action lawsuits filed against us and certain of our current and past officers and directors, as well as, against the investment banking firms that underwrote our public offerings. Its members are Messrs. King, Lee, and Skibo.

    In addition, the Board of Directors formerly maintained a Strategic Committee that evaluated and recommended a strategic course for iBasis. The Strategic Committee had remained dormant since November 8, 2001, subsequent to which time, our entire Board of Directors has participated in such discussions. The Strategic Committee was dissolved in March 2004.

    Messrs. Gneezy and VanderBrug attended our 2004 Annual Meeting of Stockholders. We do not require that non-employee members of our Board of Directors attendance at our annual meeting by non-employee members of our Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    With the exception of Mr. Gneezy, no member of the Compensation Committee is an officer or employee of iBasis. Mr. Skibo served as the President of iBasis Speech Solutions, a wholly-owned subsidiary of iBasis from November 2001 until its sale in July 2002. Mr. Skibo was not a member of the Compensation Committee during that period. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or the Compensation Committee.

EXECUTIVE COMPENSATION

    The table below sets forth information concerning the annual and long-term compensation in each of the last three fiscal years for our Chief Executive Officer and the next four most highly compensated executive officers.

                         SUMMARY COMPENSATION TABLE(1)

                                       ANNUAL COMPENSATION(1)           LONG-TERM COMPENSATION AWARDS
                                    ----------------------------   ----------------------------------------
                                                                                  SECURITIES
                                                                   OTHER ANNUAL   UNDERLYING    ALL OTHER
                                    YEAR      SALARY     BONUS     COMPENSATION    OPTIONS     COMPENSATION
                                    ----     --------   --------   ------------   ----------   ------------
Ofer Gneezy....................     2004     $200,000   $      0     $      0        40,000         $0
  President, Chief Executive        2003      200,000          0            0                        0
  Officer, and Treasurer            2002      200,000          0            0             0          0

Gordon J. VanderBrug...........     2004      180,000          0            0        40,000          0
  Executive Vice President          2003      180,000          0            0       120,000          0
  and Assistant Secretary           2002      180,000          0            0             0          0

Paul H. Floyd..................     2004      180,000          0            0        40,000          0
  Senior Vice President             2003      180,000          0            0       275,000(2)       0
  of Operations                     2002      180,000                                     0          0

Richard G. Tennant.............     2004      175,000          0            0        40,000          0
  Chief Financial Officer,          2003      175,000          0            0       100,000          0
  Vice President, Finance           2002      175,000          0            0             0          0
  and Administration

Dan Powdermaker(3).............     2004      150,000          0      136,485(4)     40,000          0
  Senior Vice President,            2003      150,000          0      241,472(5)    220,000(6)       0
  Worldwide Sales                   2002      150,000                 260,347(7)          0          0

------------------------

 (1) Excludes certain perquisites and other benefits, the amount of which did not exceed 10% of the employee's total salary and bonus.

 (2) Mr. Floyd voluntarily surrendered 175,000 stock options on December 23, 2002, pursuant to iBasis' Tender Offer Statement and Offer to Exchange Outstanding Stock Options on Schedule TO, filed with the Securities and Exchange Commission on November 25, 2002 (the "Exchange Offer"). In accordance with the terms of the Exchange Offer, 175,000 new options were granted to Mr. Floyd on June 24, 2003. Pursuant to the Exchange Offer, for each option to purchase one share of common stock that Mr. Floyd surrendered, he received a new option to purchase one share of common stock. Mr. Floyd was also granted 100,000 stock options on August 11, 2003.

 (3) Mr. Powdermaker became Senior Vice President, Worldwide Sales in July,
     2002.

 (4) Mr. Powdermaker received $136,485 in sales commissions.

 (5) Mr. Powdermaker received $103,240 in sales commissions and $138,232 in reimbursement of living expenses while working at our London office.

 (6) Mr. Powdermaker voluntarily surrendered 120,000 stock options on December 23, 2002, pursuant to the Exchange Offer. In accordance with the terms of the Exchange Offer, 120,000 new stock options were granted to Mr. Powdermaker on June 24, 2003. Pursuant to the Exchange Offer, for each option to purchase one share of common stock that Mr. Powdermaker surrendered, he received a new option to purchase one share of common stock. Mr. Powdermaker was also granted 100,000 stock options on August 11, 2003.

 (7) Mr. Powdermaker received $142,471 in sales commissions and $117,876 in reimbursement of living expenses while working at our London office.

                                 OPTION GRANTS

    The following table contains information concerning options to purchase common stock that we granted during the fiscal year ended December 31, 2004 to each of the officers named in the summary compensation table.

                                                                                             POTENTIAL REALIZABLE
                                                                                                    VALUE AT
                                                                                                ASSUMED ANNUAL
                                                                                                   RATES OF
                             NUMBER OF      PERCENT OF TOTAL    EXERCISE                      STOCK APPRECIATION
                            SECURITIES       OPTIONS GRANTED     PRICE                          FOR OPTION TERM(2)
                            UNDERLYING        TO EMPLOYEES        PER      EXPIRATION    -----------------------------
                         OPTIONS GRANTED(1)     IN 2003          SHARE      ON DATE            5%             10%
                         ------------------ ----------------   --------   -----------   ----------------   ----------
Ofer Gneezy.............       40,000             3.01%         $ 2.12       9/14/14       $53,330          $135,149
Gordon J. VanderBrug....       40,000             3.01            2.12       9/14/14        53,330           135,149
Paul H. Floyd...........       40,000             3.01            2.12       9/14/14        53,330           135,149
Richard G. Tennant......       40,000             3.01            2.12       9/14/14        53,330           135,149
Dan Powdermaker.........       40,000             3.01            2.12       9/14/14        53,330           135,149

------------------------
 (1) Shares underlying the retention options vest over a four-year period, with 6.25% of the shares vesting on each of the first sixteen three-month anniversaries after the grant date.

 (2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission rules and do not represent an estimate or projection of our future stock prices. Actual gains, if any, on stock option exercises and common stock holdings are dependent on future performance of our common stock and overall stock market conditions. There can be no assurances that the amounts reflected in the table will be achieved.


   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

    The following table contains information concerning option holdings for the year ended December 31, 2004, and such date with respect to each of the officers named in the summary compensation table.

                                                                    NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                        SHARES                     OPTIONS AT YEAR END             AT YEAR END(1)
                                      ACQUIRED ON    VALUE     ---------------------------   ---------------------------
                                       EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                      -----------   --------   -----------   -------------   -----------   -------------
Ofer Gneezy........................        0           $0        210,000        120,000        $225,900       $143,100
Gordon J. VanderBrug...............        0            0        180,000        120,000        $228,700       $143,100
Paul H. Floyd......................        0            0        225,000        150,000        $314,750       $174,750
Richard G. Tennant.................        0            0        146,250        143,750        $245,975       $186,625
Dan Powdermaker....................        0            0        153,749        136,251        $212,224       $157,976

--------------------------

    Value is determined by subtracting the exercise price from $2.46, the closing price of our common stock on the OTCBB on December 31, 2004, multiplied by the number of shares underlying the options.

EMPLOYMENT AGREEMENTS

    We currently have employment agreements in effect with Mr. Gneezy, our President and Chief Executive Officer, Dr. VanderBrug, our Executive Vice President and Assistant Secretary, Mr. Powdermaker, our Senior Vice President, Worldwide Sales, Mr. Floyd, our Senior Vice President, R&D, Engineering and Operations, and Mr. Tennant, our Vice President, Finance and Administration and Chief Financial Officer.

    iBasis and Mr. Gneezy are parties to an employment agreement, dated as of August 11, 1997, governing his employment with iBasis as President and Chief Executive Officer. Under the terms of the employment agreement, Mr. Gneezy is paid a base salary determined by the Compensation Committee of the Board of Directors, and is eligible to receive an annual bonus at the discretion of such committee. iBasis and Dr. VanderBrug are parties to an employment agreement, dated as of August 11, 1997, governing his employment with iBasis as

Executive Vice President. Under the terms of the employment agreement, Dr. VanderBrug is paid a base salary determined by the Compensation Committee, and is eligible to receive an annual bonus at the discretion of such committee. In 2004, Mr. Gneezy and Dr. VanderBrug earned $200,000 and $180,000 in base salary, respectively. iBasis also has employment agreements with Messrs. Powdermaker, Floyd, and Tennant, for serving in their capacities of Senior Vice President, Worldwide Sales, Senior Vice President, R&D, Engineering and Operations, Vice President, Finance and Administration and Chief Financial Officer, and Senior Vice President, Marketing, respectively. Under the terms of the employment agreements, Mr. Powdermaker is paid a base salary of $150,000, Mr. Floyd is paid a base salary of $180,000, and Mr. Tennant is paid a base salary of $175,000. Each officer is eligible for a bonus, although the bonus programs were suspended in 2004, in an effort to reduce operating expenses.

    We may terminate the employment agreements with Messrs. Gneezy and VanderBrug "for cause" or at any time upon at least thirty days prior written notice, and Messrs. Gneezy and Mr. VanderBrug may terminate their employment agreements "for good reason" or at any time upon at least thirty days prior written notice. We may terminate the employment agreement with Messrs. Powdermaker, Floyd, and Tennant at any time and each may terminate his employment agreement at any time. If we terminate either of Messrs. Gneezy and VanderBrug without cause or if either resigns for good reason, we must continue to pay his base salary and continue to provide health benefits for one year. If, within six months following an acquisition or change of control, we terminate Messrs. Powdermaker, Floyd, or Tennant without cause or if any resigns for good reason, we must continue to pay his base salary and health benefits for nine months.

    The executive officers are entitled to life insurance, health insurance and other employee fringe benefits to the extent that we make benefits of this type available to our other employees. All intellectual property that the officers may invent, discover, originate or make during their term of their employment shall be the exclusive property of iBasis. Each of the officers may not, during or after the term of his employment, disclose or communicate any confidential information without iBasis' prior written consent. The agreements with Messrs. Gneezy and VanderBrug also provide that in the event of an acquisition or change in control, each of their options and restricted shares, if any, shall automatically become fully vested immediately prior to such event, and each such option shall remain exercisable until the expiration of such option or until it sooner terminates in accordance with its terms. The agreements with Messrs. Powdermaker, Floyd, and Tennant provide that in the event that we terminate the employment of the officer without cause, or the officer terminates his employment with "good reason," in either case within six months after the occurrence of an acquisition or change in control, then such officer's options shall immediately vest and become exercisable.

    In general, "good reason" as used in the employment agreements of our executive officers means any material change in the compensation, position, and location of employment or responsibilities of the employee. "For cause" generally means gross negligence or willful misconduct of the employee, a breach of the employment agreement or the commission of a crime.

    Our employment agreements with Messrs. Floyd, and Tennant also contain provisions relating to each officer's relocation expenses.

1997 STOCK INCENTIVE PLAN

    In August 1997, our board of directors approved our 1997 Stock Incentive Plan, which was amended in December 1998, in September 1999 and in December 2000. The initial adoption of the plan and each of its amendments were subsequently approved by our stockholders. Our stock incentive plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. Employees (including officers and employee directors), directors, consultants and advisors are eligible for all awards except incentive stock options. Only employees are eligible for incentive stock options.

    A maximum of 9,000,000 shares of common stock have been authorized for issuance under our stock incentive plan. Under our stock incentive plan, as of December 31, 2004:

    - options for the purchase of 6,568,539 shares of common stock had been granted and were outstanding under the plan;

    - 2,209,166 shares had been issued upon exercise of options granted under the plan;

    - options for the purchase of 8,848,589 shares that were granted under the plan had been cancelled.

    338,393 shares of common stock remained available for the grant of awards under the plan as of December 31, 2004. No participant in our stock incentive plan may, in any year, be granted options or restricted stock awards with respect to more than 100,000 shares of common stock.

    The compensation committee administers our stock incentive plan and has the authority to make all determinations required under our stock incentive plan, including the eligible persons to whom, and the time or times at which, options or restricted stock awards may be granted, the exercise price or purchase price, if any, of each option or restricted stock award, whether each option is intended to qualify as an incentive stock option or a nonqualified stock option, and the number of shares subject to each option or restricted stock award. The compensation committee also has authority to:

    - interpret our stock incentive plan;

    - determine the terms and provisions of the option or restricted stock award instruments; and

    - make all other determinations necessary or advisable for administration of our stock incentive plan.

    The committee has authority to prescribe, amend, and rescind rules and regulations relating to our stock incentive plan. The exercise price of options granted under our stock incentive plan shall not be less than 100% of the fair market value of the common stock on the date of grant, or 110% in the case of incentive stock options issued to an employee who at the time of grant owns more than 10% of the total combined voting power of all classes of iBasis stock. The options become exercisable at such time or times, during such periods, and for such numbers of shares as shall be determined by the compensation committee and expire after a specified period that may not exceed ten years from the date of grant.

    The compensation committee may, in its discretion, provide for the acceleration of one or more outstanding options and the vesting of unvested shares held as restricted stock awards upon occurrence of a change of control of iBasis. In the event of a merger, consolidation, or sale, transfer, or other disposition of all or substantially all of our assets, the compensation committee may, in its discretion, provide for the automatic acceleration of one or more outstanding options that are assumed or replaced and do not otherwise accelerate by reason of the transaction. In addition, the compensation committee may similarly provide for the termination of any of our repurchase rights that may be assigned in connection with the merger, consolidation, or sale, transfer, or other disposition of all or substantially all of our assets, in the event that a holder of restricted stock's employment, directorship or consulting or advising relationship should subsequently terminate following the transaction. The board of directors may amend, modify, suspend or terminate our stock incentive plan at any time, subject to applicable law and the rights of holders of outstanding options and restricted rights awards. Our stock incentive plan will terminate on August 11, 2007, unless the board of directors terminates it prior to that time.

1999 EMPLOYEE STOCK PURCHASE PLAN

    In September 1999, our board of directors and stockholders approved the 1999 iBasis, Inc. Employee Stock Purchase Plan ("ESPP"), which enables eligible employees to acquire shares of our common stock through payroll deductions. In December 1999, the employee stock purchase plan was amended. Our employee stock purchase plan is intended to qualify as an employee stock purchase plan under
Section 423 of the Internal Revenue Code. Offering periods under the employee stock purchase plan start on January 1 and July 1 of each year and end on June 30 and December 31 of each year. During each offering period, an eligible employee may select a rate of payroll deduction of from 1% to 10% of compensation, up to an aggregate of $12,500 in any offering period. The purchase price for our common stock purchased under our employee stock purchase plan is 85% of the lesser of the fair market value of the shares on the first or last day of the offering period. Issuance of shares of our common stock was discontinued under the ESPP in 2002 and all shares authorized for issuance under the ESPP have been issued as of December 31, 2004.

LITIGATION INVOLVING OUR OFFICERS AND DIRECTORS

    In October 2002, our officers and directors that had been named as defendants in consolidated class actions suits alleging violations of securities laws related to our public offerings of common stock were dismissed from the suits for the time being. On June 11, 2004, we and the individual defendants, as well as many other issuers named as defendants in the class action proceeding, entered into an agreement-in-principle to settle this matter, and on June 14, 2004, this settlement was presented to the court. The court has preliminarily approved the settlement. Once notice has been mailed, there will be an objection period, followed by a hearing for final approval of the settlement. Although we believe that we and the individual defendants have meritorious defenses to the claims made in the complaints, in deciding to pursue settlement, we considered, among other factors, the substantial costs and the diversion of our management's attention and resources that would be required by litigation. Pursuant to the terms of the proposed settlement, in exchange for a termination and release of all claims against us and the individual defendants and certain protections against third-party claims, we will assign to the plaintiffs certain claims we may have as an issuer against the underwriters, and our insurance carriers, along with the insurance carriers of the other issuers, will ensure a floor of $1 billion for any underwriter-plaintiff settlement. Although the financial effect of the settlement on us will not be material, our insurance carriers' exposure in this connection will range from zero to a few hundred thousand dollars, and will be reduced proportionately by any amounts recovered by plaintiffs directly from the underwriters.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    As previously announced, on August 5, 2002, we completed an agreement with our primary equipment vendor to reduce our capital lease obligations and related future cash commitments. Under the terms of the agreement, we paid our vendor $28.5 million in exchange for the elimination of $50.8 million in existing vendor debt, $9.0 million in future interest obligations (assuming the debt was held to maturity) and $4.0 million in tax and other obligations for a total of $63.8 million of future obligations. The difference between the cash paid and the recorded outstanding obligation on that date was accounted for as a reduction in the carrying value of the underlying capital assets. This transaction reduced interest expense by $2.5 million and depreciation and amortization by $3.3 million in the months subsequent to the transaction from the amounts that would have otherwise been recognized in 2002. Mr. Carl Redfield, a former director who served on our Board of Directors from September 1999 until July 2002, is an officer of the equipment vendor.

    During 2002, iBasis paid Mr. Skibo, a current director, approximately $168,325 for serving as President of iBasis Speech Solutions, Inc., a wholly-owned subsidiary of iBasis.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our common stock as of December 31, 2004 by:

     - each person we know owns beneficially more than five percent (5%) of our common stock;
     -    each of our directors;
     -    each of our executive officers; and
     -    all directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2004 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name. Unless otherwise indicated, the address for each of the following shareholders is c/o iBasis, Inc., 20 Second Avenue, Burlington, Massachusetts 01803.

                                                                            SHARES BENEFICIALLY
                                                                                   OWNED
                                                                            ---------------------
       DIRECTORS, EXECUTIVE OFFICERS AND 5% SHAREHOLDERS                      NUMBER     PERCENT
       ----------------------------------------------------------------     ----------  ---------
       LC Capital Master Fund (1)                                            7,484,076      11.13%
       JMG Triton Offshore Fund (2)                                          6,911,906       9.89%
       Singer Children's Management Trust (4)                                6,289,605       9.12
       Loeb Partners Corporation (3)                                         5,972,176       8.90

       Ofer Gneezy (5)                                                       4,249,932       6.66

       Gordon J. VanderBrug (6)                                              1,814,752       2.84
       Charles N. Corfield (7)                                               1,444,416       2.27
       Paul H. Floyd (8)                                                       261,250          *
       Charles Skibo (9)                                                       190,000          *

       W. Frank King (10)                                                      150,750          *
       Dan Powdermaker (11)                                                    175,381          *
       Richard G. Tennant (12)                                                 171,875          *
       David Lee (13)                                                           75,000          *
       Peter D. Aquino (14)                                                     20,000          *
       ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (10 PERSONS) (15)     8,553,456      13.13

* Represents less than 1% of the outstanding shares of common stock.

(1) Includes 3,575,676 shares of common stock which LC Capital Master Fund, Ltd. has the right to acquire within 60 days of December 31, 2004 upon the conversion of New Secured Notes and New Subordinated Notes and upon exercise of certain warrants.

(2) Includes 6,222,679 shares of common stock which JMG Triton Offshore Fund, Ltd. (the "Fund") has the right to acquire within 60 days of December 31, 2004, including 5,405,406 shares of common stock upon the conversion of New Secured Notes and 817,273 shares of common stock upon exercise of Warrants. The Fund is an international business company organized under the laws of the British Virgin Islands. The Fund's investment manager is Pacific Assets Management LLC, a Delaware limited liability company ("Pacific Assets"). Pacific Assets is an investment adviser registered with the Securities and Exchange Commission and has voting and dispositive power over the Fund's investments. The equity interests of Pacific Assets are owned by Pacific Capital Management, Inc., a Delaware corporation ("Pacific") and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel
     A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund's portfolio holdings.

(3) Includes 3,441,541 shares of common stock which Loeb Partners Corporation has the right to acquire within 60 days of December 31, 2004 upon conversion of New Secured Notes and New Subordinated Notes.

(4) Includes 5,289,605 shares of common stock which Singer Children's Management Trust has the right to acquire within 60 days of December 31, 2004 upon the conversion of New Secured Notes and New Subordinated Notes and upon the exercise certain warrants. Karen Singer is the trustee of Singer Children's Management Trust and exercises sole voting and investment power with respect to all 5,289,605 shares. Ms. Singer, as trustee, may be deemed to beneficially own all 5,289,605 shares.

(5) Includes 217,500 shares of common stock issuable upon exercise of options within 60 days of December 31, 2004. Also includes 50,000 shares held by The Ofer Gneezy 1999 Family Trust for the benefit of Mr. Gneezy's children. Mr. Gneezy disclaims beneficial ownership of the shares held by the Ofer Gneezy 1999 Family Trust. Mr. Gneezy is our President, Chief Executive Officer and one of our directors.

(6) Includes 187,500 shares of common stock issuable upon exercise of options within 60 days of December 31, 2004. Also includes 1,177,345 shares held by the G.J. & C.E. VanderBrug Family Limited Partnership. Dr. VanderBrug disclaims beneficial ownership of the shares held by the G.J. & C.E. VanderBrug Family Limited Partnership, except to the extent of his pecuniary interest therein. Does not include 29,230 shares of common stock held by Dr. VanderBrug's spouse. Dr. VanderBrug disclaims beneficial ownership of the shares held by his spouse. Dr. VanderBrug is our Executive Vice President and Assistant Secretary and one of our directors.

(7) Includes 100,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 2004. Also includes of 1,344,416 shares held by the Charles N. Corfield Trust u/a/d 12/19/91, a revocable trust of which Mr. Corfield is the sole trustee. Mr. Corfield is one of our directors.

(8) Includes 231,250 shares of common stock issuable upon exercise of options within 60 days of December 31, 2004. Mr. Floyd is our Senior Vice President, R&D, Engineering and Operations.

(9) Includes 190,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 2004. Mr. Skibo is one of our directors.

(10) Includes 150,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 2004. Dr. King is one of our directors.

(11) Includes 160,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 2004. Mr. Powdermaker is our Senior Vice President of Worldwide Sales.

(12) Includes 161,875 shares of common stock issuable upon exercise of options within 60 days of December 31, 2004. Mr. Tennant is our Vice President of Finance and Administration and our Chief Financial Officer.

(13) Includes 60,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 2004. Mr. Lee is one of our directors.

(14) Includes 20,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 2004. Mr. Aquino is one of our directors.

(15) Includes 1,528,125 shares of common stock issuable upon the exercise of options within 60 days of December 31, 2004 and certain shares held by affiliates of such directors and executive officers.

CAPITAL STOCK

     Our authorized capital stock consists of 170,000,000 shares of common stock and 15,000,000 shares of undesignated preferred stock, $0.001 par value per share. We are authorized to issue up to 170,000,000 shares of common stock. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do no have cumulative voting rights. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor and subject to any preferential dividend rights of any then outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive ratably all of our assets available for distribution and subject to any liquidation preference of any then outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

     As of February 28, 2005, there were 65,178,753 shares of common stock outstanding held by 235 stockholders of record. There are currently no designated classes of preferred stock and no outstanding shares of preferred stock.

     WARRANTS

     In connection with private equity placement on September 24, 2004 we issued warrants that may become exercisable upon the occurrence of certain stated events at an exercise price of $2.10 per share for up to 2,249,984 shares of common stock. These warrants will expire on the fifth anniversary of the issue date if they became exercisable, or sooner if certain stated conditions do not occur within the time period specified therein. We also issued the Placement Agent Warrant, which is exercisable for up to 1,732,500 shares of our common stock at an exercise price of $2.10 per share and has a ten year term. We are registering the shares of common stock underlying the Placement Agent Warrant for resale by its holder pursuant to this Prospectus.

     In connection with our contemporaneous refinancing of the Existing Senior Notes, on June 18, 2004 we issued to the holders of the Existing Senior Notes warrants to purchase in the aggregate 5,176,065 shares of our common stock, which warrants shall have an exercise price of $1.85 per share (subject to antidilution protection in certain circumstances) and are exercisable until June 18, 2007.

     In 2003, in connection with an exchange of Existing Notes for Existing Senior Notes, we issued to holders of Existing Notes warrants to purchase 4,915,416 shares of our common stock, which warrants have an exercise price of $0.65 per share and are exercisable for a period of five years from the date of issuance. In April 2004, holders of warrants to purchase 1,478,132 shares of common stock exercised such warrants for cash.

     In December 2002, in conjunction with the initiation of our bank credit lines, we issued to Silicon Valley Bank a warrant to purchase 337,500 shares of our common stock, which warrant had an exercise price of $0.337 per share. In January 2004, the bank exercised its warrant in full, on a net issue basis, and received 272,876 shares of our common stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock. Our certificate of incorporation and by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with each class beginning its three-year term in different years. A director may be removed only for cause by the vote of a majority of the shares entitled to vote for the election of directors.

     Our by-laws provide that for nominations for the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the matter in writing to our secretary. To be timely, a notice of nominations or other business to be brought before an annual meeting must be delivered between 120 days and 150 days prior to date one year after the date of the preceding year's proxy statement. If the date of the current year's annual meeting is more than 30 days before or 60 days after such anniversary, or if no proxy statement was delivered to stockholders in connection with the preceding year's annual meeting, a stockholder's notice will be timely if it is delivered not earlier than 90 days prior to the current year's annual meeting and not later than 60 days prior to the annual meeting or 10 days following the date on which public announcement of the date of the annual meeting is first made by us, whichever is later. With respect to special meetings, notice must generally be delivered not more than 90 days prior to such meeting and not later than 60 days prior to such meeting or 10 days following the day on which public announcement of the date of the annual meeting is first made by us, whichever is later. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

     Our certificate of incorporation empowers the board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders.

     These factors may include:

     - comparison of the proposed consideration to be received by stockholders in relation to the market price of our capital stock, the estimated current value of our company in a freely negotiated transaction and the estimated future value of our company as an independent entity;

     - the impact of such a transaction on our employees, suppliers and customers and its effect on the communities in which we operate; and

     - the impact of such a transaction on our unique corporate culture and atmosphere.

     The provisions described above could make it more difficult for a third party to acquire, or discourage a third party from acquiring control of our company.

     Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders may be taken only at duly called annual or special meetings of the stockholders, and that special meetings may be called only by the chairman of the board of directors, a majority of the board of directors or our president. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the common stock. These provisions may also discourage another person or entity from making a tender offer to our stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of our outstanding voting securities, would be unable call a special meeting of the stockholders or to take action by written consent. As a result, any desired actions they would like to take, such as electing new directors or approving a merger, would have to wait until the next duly called stockholders meeting.

     The Delaware General Corporation Law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 67% of our outstanding voting stock to amend or repeal any of the provisions our certificate of incorporation described above, or to reduce the number of authorized shares of common stock and preferred stock. The 67% vote is also required to amend or repeal any of the provisions of our by-laws that are described above. Our by-laws may also be amended or repealed by a majority vote of the board of directors. The 67% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

COMMON STOCK LISTING

     The common stock is listed on the Over-the-Counter Bulletin Board and trades on such market under the symbol "IBAS."

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our common stock is EquiServe Trust Company, N.A.

                              PLAN OF DISTRIBUTION

     We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes donees, transferees, pledgees and other successors in interest (other than purchasers pursuant to this prospectus) selling shares received from a named selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any. The selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

- on any national exchange on which the shares are listed or any automatic quotation system through which the shares are quoted,

-    in the over-the-counter market,

-    in privately negotiated transactions, or

-    a combination of such methods of sale.

     The selling stockholders may sell their shares at prevailing market prices or at privately negotiated prices. The selling stockholders may use brokers, dealers or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor any selling stockholder can presently estimate the amount of such compensation. Because a selling stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the applicable exchange or automated quotation system pursuant to Rule 153 under the Securities Act of 1933.

     The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market-making activities with respect to the securities.

     We are not aware of whether the selling stockholders have entered into any agreements, understanding or arrangements with any broker-dealers regarding the sale of their shares, nor are we aware of whether there is a coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that rule.

                                  LEGAL MATTERS

     The validity of the securities has been passed upon for us by Bingham McCutchen LLP, Boston, Massachusetts.

                                     EXPERTS

     The financial statements included in this prospectus and included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for goodwill and other intangible assets), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act of 1933, a registration statement on Form S-1 relating to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the shares we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. You may inspect a copy of the registration statement without charge at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is http://www.sec.gov.

     We file periodic reports, proxy statements and other information with the Securities and Exchange Commission in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and Internet site of the Securities and Exchange Commission referred to above. In addition, you may request a copy of any of our periodic reports filed with the Securities and Exchange Commission at no cost, by writing or telephoning us at the following address:

            Investor Relations
            iBasis, Inc.
            20 Second Avenue
            Burlington, MA 01803
            (781) 505-7500

     Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

     You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

         INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                                                PAGE
                                                              --------
CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Registered Public Accounting Firm...     F-2
  Consolidated Balance Sheets as of December 31, 2004
    and 2003................................................     F-3
  Consolidated Statements of Operations for the Three Years
    Ended December 31, 2004.................................     F-4
  Consolidated Statements of Stockholders' Equity (Deficit)
    for the Three Years Ended December 31, 2004.............     F-5
  Consolidated Statements of Cash Flows for the Three Years
    Ended December 31, 2004.................................     F-6
Notes to Consolidated Financial Statements..................     F-8

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of iBasis, Inc.
Burlington, MA

    We have audited the accompanying consolidated balance sheets of iBasis, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of iBasis, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

    As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 24, 2005

                                  IBASIS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2004        2003
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  20,928   $  17,270
  Short-term marketable investments.........................     17,897          --
  Accounts receivable, net of allowance for doubtful
    accounts of $3,391 and $3,128, respectively.............     34,133      21,767
  Prepaid expenses and other current assets.................      2,420       5,295
                                                              ---------   ---------
    Total current assets....................................     75,378      44,332
                                                              ---------   ---------
Property and equipment, at cost:
  Network equipment.........................................     74,768      67,441
  Equipment under capital lease.............................      5,632       9,558
  Computer software.........................................     10,006       8,387
  Leasehold improvements....................................      6,437       6,414
  Furniture and fixtures....................................      1,075       1,062
                                                              ---------   ---------
                                                                 97,918      92,862
  Less--Accumulated depreciation and amortization...........    (86,057)    (75,687)
                                                              ---------   ---------
                                                                 11,861      17,175
                                                              ---------   ---------
Deferred debt financing costs, net..........................        177         326
Long-term investment in non-marketable security.............         --       5,000
Other assets................................................        360         705
                                                              ---------   ---------
                                                              $  87,776   $  67,538
                                                              =========   =========
           LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $  24,340   $  19,902
  Accrued expenses..........................................     12,186      18,652
  Deferred revenue..........................................      6,303         417
  Current portion of long-term debt.........................      1,775       2,097
                                                              ---------   ---------
    Total current liabilities...............................     44,604      41,068
                                                              ---------   ---------
Long-term debt, net of current portion......................     65,933      65,829
Other long-term liabilities.................................      1,132       2,749
Commitments and contingencies...............................         --          --
Stockholders' deficit:......................................         --          --
  Preferred stock, $0.001 par value, authorized
    15,000 shares; issued and outstanding; none.............         --          --
  Common stock, $0.001 par value,
    authorized--170,000 shares;
    issued--64,778 and 45,913 shares, respectively;.........         65          46
  Treasury stock, 1,135 shares at cost......................       (341)       (341)
  Additional paid-in capital................................    406,137     370,393
  Accumulated other comprehensive loss......................        (12)         --
  Accumulated deficit.......................................   (429,742)   (412,206)
                                                              ---------   ---------
    Total stockholders' deficit.............................    (23,893)    (42,108)
                                                              ---------   ---------
                                                              $  87,776   $  67,538
                                                              =========   =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                  IBASIS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEARS ENDED DECEMBER 31,
                                                              -------------------------------------
                                                                 2004         2003         2002
                                                              ----------   ----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue.................................................   $263,678     $178,159     $ 164,942
Cost and operating expenses:
Data communications and telecommunications (excluding
  depreciation and amortization)............................    225,169      152,853       142,847
Research and development....................................     13,803       13,387        17,781
Selling and marketing.......................................      9,205        7,513        11,279
General and administrative..................................     12,483        7,665        24,186
Depreciation and amortization...............................     10,345       20,065        31,871
Non-cash stock-based compensation...........................         --           86           967
Loss on sale of messaging business..........................         --           --         2,066
Restructuring costs.........................................        165           --         5,536
                                                               --------     --------     ---------
    Total cost and operating expenses.......................    271,170      201,569       236,533
                                                               --------     --------     ---------
Loss from operations........................................     (7,492)     (23,410)      (71,591)
Interest income.............................................        218          161         1,290
Interest expense............................................     (4,249)      (3,967)      (11,608)
Gain on bond repurchases and exchanges......................         --       16,615        25,790
Other expenses, net.........................................       (234)        (337)         (382)
Loss on long-term non-marketable security...................     (5,000)          --            --
Debt refinancing charges:
  Transaction costs.........................................     (2,159)          --            --
  Additional interest expense, net..........................       (481)          --            --
                                                               --------     --------     ---------
Loss from continuing operations.............................    (19,397)     (10,938)      (56,501)
Income (loss) from discontinued operations..................      1,861        1,251       (65,222)
                                                               --------     --------     ---------
Net loss....................................................   $(17,536)    $ (9,687)    $(121,723)
                                                               ========     ========     =========

Basic and diluted net loss per share:
Loss from continuing operations.............................   $  (0.38)    $  (0.24)    $   (1.25)
Income (loss) from discontinued operations..................       0.03         0.03         (1.45)
                                                               --------     --------     ---------
Net loss....................................................   $  (0.35)    $  (0.21)    $   (2.70)
                                                               ========     ========     =========
Basic and diluted weighted average common shares
  outstanding...............................................     50,514       44,696        45,164
                                                               ========     ========     =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                  IBASIS, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                          COMMON STOCK           TREASURY STOCK
                                     ----------------------   --------------------   ADDITIONAL
                                     NUMBER OF   $0.001 PAR   NUMBER OF               PAID-IN       DEFERRED     ACCUMULATED
                                      SHARES       VALUE       SHARES      AMOUNT     CAPITAL     COMPENSATION     DEFICIT
                                     ---------   ----------   ---------   --------   ----------   ------------   -----------
                                                                         (IN THOUSANDS)
Balance, January 1, 2002...........    45,271       $45            --         --      $369,693      $(2,225)      $(280,796)
Net loss...........................        --        --            --         --            --           --        (121,723)
Acquisition of treasury shares from
  escrow settlement with
  PriceInteractive, Inc............        --        --        (1,135)      (341)           --           --              --
Exercise of common stock options...       149        --            --         --           122           --              --
Sale of common stock related to
  employee stock purchase plan.....       365         1            --         --           284           --              --
Reduction in deferred
  compensation.....................        --        --            --         --        (1,172)       1,172              --
Amortization of deferred
  compensation.....................        --        --            --         --            --          967              --
                                      -------       ---        ------      -----      --------      -------       ---------
Balance, December 31, 2002.........    45,785        46        (1,135)      (341)      368,927          (86)       (402,519)
Net loss...........................        --        --            --         --            --           --          (9,687)
Exercise of common stock
  options..........................       128        --            --         --            91           --              --
Fair value of warrants issued on
  bond exchange....................        --        --            --         --         1,375           --              --
Amortization of deferred
  compensation.....................        --        --            --         --            --           86              --
                                      -------       ---        ------      -----      --------      -------       ---------
Balance, December 31, 2003.........    45,913        46        (1,135)      (341)      370,393           --        (412,206)
Net loss...........................        --        --            --         --            --           --         (17,536)
Unrealized loss on
  available-for-sale short-term
  investments......................        --        --            --         --            --           --              --
Total comprehensive loss...........        --        --            --         --            --           --              --
Gross proceeds from sale of common
  stock in private placement.......    15,000        15            --         --        31,485           --              --
Cash transaction costs of private
  placement........................        --        --            --         --        (1,310)          --              --
Fair value of warrant issued for
  investment banking services......        --        --            --         --        (2,808)          --              --
Issuance of warrant for investment
  banking services.................        --        --            --         --         2,808           --              --
Common stock issued as partial
  payment of investment banking
  fees.............................       110         0            --         --           175           --              --
Exercise of common stock options...       508         0            --         --           455           --              --
Exercise of warrants...............     2,522         3            --         --         1,459           --              --
Fair value of warrants issued in
  debt refinancing.................        --        --            --         --         2,140           --              --
Conversion of 6 3/4%
Convertible Subordinated Notes due
  June 2009 to common stock........       725         1            --         --         1,340           --              --
                                      -------       ---        ------      -----      --------      -------       ---------
Balance, December 31, 2004.........    64,778       $65        (1,135)     $(341)     $406,137      $    --       $(429,742)
                                      =======       ===        ======      =====      ========      =======       =========

                                      ACCUMULATED        TOTAL
                                         OTHER       STOCKHOLDERS'
                                     COMPREHENSIVE      EQUITY
                                         LOSS          (DEFICIT)
                                     -------------   -------------
                                            (IN THOUSANDS)
Balance, January 1, 2002...........      $ --          $  86,717
Net loss...........................        --           (121,723)
Acquisition of treasury shares from
  escrow settlement with
  PriceInteractive, Inc............        --               (341)
Exercise of common stock options...        --                122
Sale of common stock related to
  employee stock purchase plan.....        --                285
Reduction in deferred
  compensation.....................        --                 --
Amortization of deferred
  compensation.....................        --                967
                                         ----          ---------
Balance, December 31, 2002.........        --            (33,973)
Net loss...........................        --             (9,687)
Exercise of common stock
  options..........................        --                 91
Fair value of warrants issued on
  bond Exchange....................        --              1,375
Amortization of deferred
  compensation.....................        --                 86
                                         ----          ---------
Balance, December 31, 2003.........        --            (42,108)
Net loss...........................        --            (17,536)
Unrealized loss on
  available-for-sale short-term
  investments......................       (12)               (12)
                                                       ---------
Total comprehensive loss...........        --            (17,548)
Gross proceeds from sale of common
  stock in private placement.......        --             31,500
Cash transaction costs of private
  placement........................        --             (1,310)
Fair value of warrant issued for
  investment banking services......        --             (2,808)
Issuance of warrant for investment
  banking services.................        --              2,808
Common stock issued as partial
  payment of private placement
  fees.............................        --                175
Exercise of common stock options...        --                455
Exercise of warrants...............        --              1,462
Fair value of warrants issued in
  debt refinancing.................        --              2,140
Conversion of 6 3/4%
Convertible Subordinated Notes due
  June 2009 to common stock........        --              1,341
                                         ----          ---------
Balance, December 31, 2004.........      $(12)         $ (23,893)
                                         ====          =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                  IBASIS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2004       2003       2002
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Loss from continuing operations...........................  $(19,397)  $(10,938)  $(56,501)
  Adjustments to reconcile loss from continuing operations
    to net cash used in operating activities:
    Gain on bond repurchases and exchanges..................        --    (16,615)   (25,790)
    Restructuring costs.....................................       165         --      5,536
    Depreciation and amortization...........................    10,345     20,065     31,871
    Loss on sale of messaging business......................        --         --      2,066
    Amortization of deferred debt financing costs...........       149        333        672
    Amortization of deferred compensation...................        --         86        967
    Loss on long-term non-marketable security...............     5,000         --         --
    Fair value of warrant issued in debt refinancing........     2,140         --         --
    Bad debt expense........................................       250        800     10,026
    Recovery of previously reserved receivable balance......        --     (4,269)        --
Changes in current assets and liabilities:
      Accounts receivable, net..............................   (12,616)     2,556     (6,430)
      Prepaid expenses and other current assets.............       124      1,330      3,607
      Other assets..........................................       345        535        670
      Accounts payable......................................     4,438      6,760      2,483
      Deferred revenue......................................     5,886        417         --
      Accrued expenses......................................    (2,369)    (4,718)   (14,412)
      Other long-term liabilities...........................    (1,617)       481      2,268
                                                              --------   --------   --------
        Net cash used in continuing operating activities....    (7,157)    (3,177)   (42,967)
        Net cash used in operating activities of
          discontinued operations...........................        --         --     (1,874)
                                                              --------   --------   --------
        Net cash used in operating activities...............    (7,157)    (3,177)   (44,841)
                                                              --------   --------   --------
Cash flows from investing activities:
  Purchases of property and equipment.......................    (3,266)    (4,452)    (4,632)
  Purchases of available-for-sale short-term marketable
    investments.............................................   (18,534)        --         --
  Maturities of available-for-sale short-term marketable
    investments.............................................       625         --         --
  Sales of available-for-sale short-term marketable
    investments.............................................        --         --     25,614
  Sales of available-for-sale long-term marketable
    investments.............................................        --         --      8,411
  Proceeds from sale of messaging business..................        --         --        168
  Proceeds from sale of Speech Solutions business...........     1,500         --     17,000
  Proceeds from earn-out relating to sale of Speech
    Solutions business......................................     1,009         --         --
  Payment associated with the sale of Speech Solutions
    businesses..............................................        --       (736)        --
                                                              --------   --------   --------
        Net cash (used in) provided by investing
          activities........................................   (18,666)    (5,188)    46,561
                                                              --------   --------   --------
Cash flows from financing activities:
  Proceeds from sale of common stock in private placement...    31,500         --         --
  Transaction costs of private placement....................    (1,310)        --         --
  Proceeds from issuance of 8% Secured Convertible Notes due
    June 2007...............................................    29,000         --         --
  Prepayment of 11 1/2% 8% Senior Secured Notes due January
    2005....................................................   (25,175)        --         --
  Decrease (increase) in restricted cash....................        --         --      8,867
  Bank borrowings...........................................     4,600      9,200      2,300
  Repayments of bank borrowings.............................    (6,900)    (9,200)    (3,866)
  Payments of principal on capital lease obligations........    (2,167)    (5,838)   (38,918)
  Repurchase of 5 3/4% Convertible Subordinated Notes due
    March 2005..............................................        --         --    (13,992)
  Transaction costs of debt refinancing and exchange of
    debt....................................................    (1,984)      (935)        --
  Proceeds from issuance of shares related to employee stock
    purchase plan...........................................        --         --        285
  Proceeds from exercise of warrants........................     1,462         --         --
  Proceeds from exercise of common stock options............       455         91        122
                                                              --------   --------   --------
        Net cash provided by (used in) financing
          activities........................................    29,481     (6,682)   (45,202)
                                                              --------   --------   --------
        Net increase (decrease) in cash and cash
          equivalents.......................................     3,658    (15,047)   (43,482)
Cash and cash equivalents, beginning of year................    17,270     32,317     75,799
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $ 20,928   $ 17,270   $ 32,317
                                                              ========   ========   ========

                                  IBASIS, INC.

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2004       2003       2002
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $  7,198   $  5,996   $ 10,738
                                                              ========   ========   ========
  Treasury stock-settlement of escrow.......................  $     --   $     --   $    341
                                                              ========   ========   ========
Supplemental disclosure of non-cash investing and financing
  activities:
Face value of 5 3/4% Convertible Subordinated Notes due
  March 2005 surrendered....................................  $ 37,285   $     --   $     --
                                                              ========   ========   ========
Face value of 6 3/4% Convertible Subordinated Notes due
  June 2009 issued..........................................  $ 37,285   $     --   $     --
                                                              ========   ========   ========
Conversion of 6 3/4% Convertible Subordinated Notes to
  common stock..............................................  $  1,341   $     --   $     --
                                                              ========   ========   ========
Common stock issued as partial payment of investment banking
  fees......................................................  $    175   $     --   $     --
                                                              ========   ========   ========
Exercise of warrant issued to bank on net basis.............  $    114   $     --   $     --
                                                              ========   ========   ========
Fair value of warrant issued for investment banking
  services..................................................  $  2,808   $     --   $     --
                                                              ========   ========   ========
Exchange of 5 3/4% Convertible Subordinated Notes for
  11 1/2% Senior Secured Notes:
                                                              ========   ========   ========
  Face value of 5 3/4% Convertible Subordinated Notes
    surrendered.............................................  $     --   $ 50,350   $     --
                                                              ========   ========   ========
  Face value of 11 1/2% Senior Secured Notes issued.........  $     --   $ 25,175   $     --
                                                              ========   ========   ========
  Future interest payments on 11 1/2% Senior Secured
    Notes...................................................  $     --   $  5,527   $     --
                                                              ========   ========   ========
  Fair value of warrants issued.............................  $     --   $  1,375   $     --
                                                              ========   ========   ========
  Reduction in deferred financing costs.....................  $     --   $    723   $     --
                                                              ========   ========   ========
Equipment acquired under capital lease obligations..........  $  1,765   $     --   $  3,247
                                                              ========   ========   ========
Equipment acquired under operating lease obligations........  $    577   $     --   $     --
                                                              ========   ========   ========
Reduction in carrying value of certain property and
  equipment as a result of the settlement of capital lease
  obligations...............................................  $     --   $     --   $ 23,906
                                                              ========   ========   ========
Escrow and earn-out receivable related to sale of Speech
  Solutions Business........................................  $     --   $  1,251   $  1,500
                                                              ========   ========   ========
Conversion of accrued interest to capital lease
  obligations...............................................  $     --   $     --   $  2,096
                                                              ========   ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                  IBASIS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BUSINESS AND MANAGEMENT PLANS

    BUSINESS--We are a leading provider of international communications services and a provider of retail prepaid calling services. Our continuing operations consist of our Voice-Over-Internet-Protocol ("VoIP") trading business, in which we connect buyers and sellers of international telecommunications services, and our retail services business. In the VoIP trading business we receive voice traffic from buyers--originating carriers who are interconnected to our network via VoIP or traditional TDM connections, and we route that traffic over the Internet to sellers--local carriers in the destination countries with whom we have established termination agreements. We use proprietary, patent-pending technology to automate the selection of routes and termination partners based on a variety of performance, quality, and business metrics. We offer this international call completion service on a wholesale basis to carriers, telephony resellers and other service providers worldwide and have termination agreements with local service providers in North America, Europe, Asia, the Middle East, Latin America, Africa and Australia.

    Our retail services business was launched during the third quarter of 2003, with the introduction of our retail prepaid calling cards which are marketed through distributors primarily to ethnic communities within major metropolitan markets in the U.S. Our retail prepaid calling card business leverages our existing international VoIP network and termination agreements and has the potential to deliver higher margins than those typically achieved in the VoIP trading business. In addition, the retail prepaid calling card business typically has a faster cash collection cycle than the VoIP trading business. Beginning in the second quarter of 2004, we created a new reportable business segment, retail prepaid calling card services and other enhanced services ("Retail"), in addition to our international VoIP trading business ("Trading"). Since the second quarter of 2004, revenue from our Retail business has exceeded 10% of our total net revenue.

    In September 2004, we launched a prepaid calling service, Pingo-TM-, offered directly to consumers through an eCommerce web interface, which we have included in our Retail business segment. Revenues from our Pingo services were not material in 2004.

    We have a history of operating losses and, as of December 31, 2004, our accumulated deficit was $429.7 million and our stockholders' deficit was $23.9 million. We used $7.2 million and $3.2 million in cash from operations in the years ended December 31, 2004 and 2003, respectively. These results are primarily attributable to the expenditures necessary to build our network and develop and expand our market.

    MANAGEMENT PLANS--Beginning in 2001, we have taken a series of actions to reduce operating expenses, restructure operations, reduce outstanding debt and provide additional liquidity. Such actions included:

    - reductions in workforce and consolidation of Internet Central Offices As a result of our restructuring programs and our continued focus on controlling expenses, our research and development; selling and marketing and general and administrative expenses, in total, were $35.7 million in 2004, or 13.5% of revenue, $28.6 million in 2003, or 16.0% of revenue and $53.2 million, or 32.3% of revenue, in 2002;

    - sale of our previous messaging business and the assets associated with our previous Speech Solutions Business;

    - settlement of certain capital lease obligations;

                                  IBASIS, INC.

(1) BUSINESS AND MANAGEMENT PLANS (CONTINUED)

    - repurchase of $40.6 million and $20.9 million of our 5 3/4% Convertible Subordinated Notes due March 2005 for $14.0 million and $5.9 million in cash in 2002 and 2001, respectively;

    - exchange of $50.4 million of our 5 3/4% Convertible Subordinated Notes due March 2005 for $25.2 million of 11 1/2% Senior Secured Notes due
      January 2005 and warrants to purchase common stock in 2003;

    - establishment of a new credit facility with a bank in 2002;

    - completion of our debt refinancing plan in June 2004, pursuant to which $37.3 million (98% of the total outstanding) of our 5 3/4% Convertible Subordinated Notes due March 2005 were tendered for the same principal amount of new 6 3/4% Convertible Subordinated Notes due June 2009 and $29.0 million of 8% Secured Convertible Notes due June 2007 were issued to finance the prepayment of all $25.2 million of our 11 1/2% Senior Secured Notes due January 2005; and

    - completion of a private equity placement in September 2004 that resulted in net proceeds to us of approximately $30.2 million.

    We continue to expand our market share in VoIP Trading services by expanding our customer base and by introducing cost-effective solutions for our customers to interconnect with our network. During the first quarter of 2004, we introduced our DirectVoIP service which eliminates the need for certain switches for our customers to interconnect to our network, thus reducing capital equipment costs for both iBasis and our customers. More recently we expanded the DirectVoIP offering with DirectVoIP Broadband, which addresses interconnection requirements that are specific to the growing consumer VoIP market, which we believe offers significant growth potential for us.

    In the Retail services business, our strategy is to continue to increase our retail traffic through the deployment of our prepaid calling services, which leverage our international VoIP network with our real time back office systems, and have the potential to deliver higher margins and improve cash flow. In addition, we continue to increase the traffic we terminate to mobile phones, which generally delivers higher average revenue per minute and margins than typical fixed-line traffic.

    We believe both business segments will benefit from our recently launched PremiumCertified-TM- international routing product. PremiumCertified is designed to enhance our ability to compete for retail international traffic from existing customers as well as from mobile operators and emerging consumer VoIP providers. PremiumCertified features routes to more than 500 destinations that are actively monitored and managed to deliver a level of quality that is equal to or exceeds the highest industry benchmarks for retail quality.

    Our plans also include:

    - expanding our market share for our Retail calling services;

    - increasing revenues generated through mobile phone terminations;

    - increasing our customer base by introducing cost-effective solutions to interconnect with our network;

    - use of our switchless architecture, which eliminates the need for costly telecommunication switches and other equipment;

    - continued monitoring of accounts receivable and management of credit exposure; and

    - control of operating expenses and capital expenditures.

                                  IBASIS, INC.

(1) BUSINESS AND MANAGEMENT PLANS (CONTINUED)

    We anticipate that the December 31, 2004 balance of $38.8 million in cash, cash equivalents and short-term marketable investments, together with expected cash flows from operations, will be sufficient to fund our operations and debt service requirements for at least the next twelve months.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements include the accounts of iBasis, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

    BASIS OF PRESENTATION--During July 2002, we sold our Speech Solutions Business. Accordingly, the Consolidated Statements of Operations have been reclassified to present the results of the Speech Solutions Business separately from continuing operations as discontinued operations.

    FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS--The functional currency of our subsidiaries is the local currency. For the purposes of presenting the consolidated financial statements, the functional currencies of our foreign subsidiaries have been converted into U.S. dollars for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using an average exchange rate for the respective periods. The gains or losses resulting from such translations were not material since the majority of our business is carried out by our US operations. Transactions in foreign currency are recorded at the original rates of exchange in force at the time the transactions are effected. Monetary items denominated in a foreign currency are translated using the exchange rates prevailing at the date of the balance sheet. Exchange differences arising on settlement of transactions and translation of assets and liabilities at the balance sheet date are recognized in operations. Translation adjustments, while are normally a component of accumulated other comprehensive income, were not material in 2004, 2003 and 2002 and were charged or credited to results of operations.

    REVENUE RECOGNITION--For our Trading services, our revenue transactions are derived from the resale of international minutes of calling time. We recognize revenue in the period the service is provided, net of revenue reserves for potential billing credits. Such disputes can result from disagreements with customers regarding the duration, destination or rates charged for each call. For our Retail services, revenue is deferred upon activation of the cards, or purchase of the calling service, and is recognized as the prepaid calling card balances, or purchased calling services, are reduced based upon minute usage and service charges. Revenue for both our Trading and Retail services is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

    NET LOSS PER SHARE--Basic and diluted net loss per common share are determined by dividing net loss by the weighted average common shares outstanding during the period. Basic net loss per share and diluted net loss per share are the same, as outstanding common stock options, common shares to be issued upon conversion of the 5 3/4% Convertible Subordinated Notes due
March 2005, 6 3/4% Convertible Subordinated Notes due June 2009, 8% Secured Convertible Notes due June 2007 and

                                  IBASIS, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

warrants to purchase common shares are anti-dilutive since we have recorded a net loss for all periods presented.

    The following have been excluded from the computation of diluted weighted average common shares for the periods presented:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2004       2003       2002
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Options to purchase common shares...........................    6,569      6,332     2,257
Common shares to be issued upon conversion of the 5 3/4%
  Convertible Subordinated Notes............................       10        443     1,028
Common shares to be issued upon conversion of the 6 3/4%
  Convertible Subordinated Notes............................   19,429         --        --
Common shares to be issued upon conversion of the 8% Secured
  Convertible Notes.........................................   15,676         --        --
Warrants to purchase common shares, issued in connection
  with the prepayment of the 11 1/2% Senior Secured Notes...    5,176         --        --
Warrants to purchase common shares, issued in connection
  with the issuance of the 11 1/2% Senior Secured Notes.....    2,666      4,915        --
Warrants to purchase common shares issued for investment
  banking services in connection with the private equity
  placement.................................................    1,733         --        --
Warrants to purchase common shares issued in connection with
  bank credit lines.........................................       --        338        --
                                                               ------     ------     -----
Total common shares excluded................................   51,259     12,028     3,285
                                                               ======     ======     =====

    The following table reconciles the weighted average common shares outstanding to the shares used in the computation of basic and diluted weighted average common shares outstanding:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2004       2003       2002
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Weighted average common shares outstanding..................   50,514     44,696     45,388
Less: Weighted average unvested restricted common shares
  outstanding...............................................       --         --       (224)
                                                               ------     ------     ------
Basic and diluted weighted average common shares
  outstanding...............................................   50,514     44,696     45,164
                                                               ======     ======     ======

    OTHER COMPREHENSIVE INCOME (LOSS)--We report comprehensive income (loss) in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). For 2004, the unrealized loss on our short-term marketable investments, which is recorded as a component of stockholders' equity, was the only difference between reported net loss and total comprehensive loss.

    CASH AND CASH EQUIVALENTS--We consider highly liquid investments purchased with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents include money market accounts and commercial paper that are readily convertible into cash.

                                  IBASIS, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    SHORT-TERM MARKETABLE INVESTMENTS--Our investments at December 31, 2004, are classified as available-for-sale and carried at fair value. These investments consist of securities that are readily convertible into cash, including government securities and commercial paper, with original maturities at the date of acquisition ranging from 90 days to one year. At December 31, 2004, $17.9 million of securities with maturities of less than one year were classified as short-term marketable investments. At December 31, 2004, the fair value of our government securities and commercial paper included in short-term marketable investments was $7.7 million and $10.2 million, respectively.

    The unrealized loss of $12,000 on our short-term marketable investments in government securities and commercial paper was caused by interest rate increases. Because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2004 due to the short-term duration and insignificant severity of the impairment.

    Short-term marketable investments at December 31, 2004 were as follows:

                                                                       UNREALIZED
DESCRIPTION OF SECURITY                                   FAIR VALUE      LOSS
-----------------------                                   ----------   ----------
                                                              (IN THOUSANDS)
Government securities...................................    $ 7,728       $ (7)
Commercial paper........................................     10,169         (5)
                                                            -------       ----
Total...................................................    $17,897       $(12)
                                                            =======       ====

    PROPERTY AND EQUIPMENT--Property and equipment are stated at cost. Assets under capital leases are recorded at the present value of minimum lease payments. These assets are depreciated over the lesser of the lease term or the estimated useful lives of the assets using the straight-line method. Significant improvements and betterments are capitalized if they extend the useful life of the asset. Routine repairs and maintenance are expensed when incurred.

    For assets that have been placed in service, we provide for depreciation and amortization using the straight-line method over the useful life of the asset, as follows:

ASSET CLASSIFICATION                              ESTIMATED USEFUL LIFE
--------------------                       -----------------------------------
Network equipment........................                3 years
Equipment under capital lease............             Life of lease
Computer software........................                3 years
Leasehold improvements...................  Lesser of Useful Life or Lease Term
Furniture and fixtures...................                5 years

    We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Total depreciation and amortization expense included in the consolidated

                                  IBASIS, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

statements of operations was approximately $10.3 million, $20.1 million, and $31.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

    DEFERRED DEBT FINANCING COSTS--Underwriter discounts and other costs incurred in connection with the issuance of debt are being amortized to interest expense using the straight-line method which is not materially different than the effective interest rate method over the term of the related debt. As a result of our debt refinancing in June 2004, unamortized deferred debt financing costs associated with the 5 3/4% Convertible Subordinated Notes due March 2005 which were exchanged for new 6 3/4% Convertible Subordinated Notes due
June 2009, are being amortized to June 2009, the term of the new 6 3/4% Convertible Subordinated Notes due June 2009. The original deferred debt financing costs were $1.3 million and, as of December 31, 2004 and 2003, accumulated amortization was $1.1 million and $1.0 million, respectively.

    INVESTMENT IN LONG-TERM NON-MARKETABLE SECURITY--Our long-term investment in a non-marketable security represents an equity investment in a privately-held company that was made in 2000 in connection with a round of financing with other third-party investors. As our investment does not permit us to exert significant influence or control over the entity in which we have invested, the recorded amount represents our cost of the investment less any adjustments we make when we determine that an investment's carrying value is other than temporarily impaired.

    The process of assessing whether the equity investment's net realizable value is less than its carrying cost requires a significant amount of judgment due to the lack of a mature and stable public market for investments of this type. In making this judgment, we carefully consider the investee's most recent financial results, cash position, recent cash flow data, projected cash flows (both short and long-term), financing needs, recent financing rounds, most recent valuation data, the current investing environment, management or ownership changes, and competition. This valuation process is based primarily on information that we request, receive and discuss with the investees' management on a quarterly basis. Such evaluation is performed on a quarterly basis.

    Based on our evaluation for the quarter ended March 31, 2004, we determined that our investment in this privately-held company has been other than temporarily impaired and, as a result, we recorded a $5.0 million non-cash charge to continuing operations for the first quarter of 2004. Our decision was based on our evaluation of the company's current cash position and recent operating results, as well as the perceived inability of the company to obtain additional financing at a level, and in a timely manner, to support its continued operations.

    OTHER ASSETS--Other assets at December 31, 2004 and 2003 consist primarily of deposits for call termination services and leased facilities.

    GOODWILL AND OTHER INTANGIBLE ASSETS--Effective January 1, 2002, we adopted the provisions of Statement on Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under the provisions of SFAS 142, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is not amortized but is tested for impairment, for each reporting unit, on an annual basis and between annual tests in certain circumstances. As a result of the adoption of SFAS
No. 142

                                  IBASIS, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

we discontinued amortizing goodwill related to the 2001 acquisition of PriceInteractive Inc. and did not record any related amortization expense after January 1, 2002. Upon adoption of SFAS 142, we performed an impairment review and concluded that there were no necessary adjustments. We do not have any indefinite life intangible assets at December 31, 2004.

    RESEARCH AND DEVELOPMENT EXPENSES--We charge research and development expenses to operations as incurred.

    CONCENTRATION OF CREDIT RISK/SIGNIFICANT CUSTOMERS--Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash investments, short-term marketable investments and accounts receivable. We place our cash investments with a high quality financial institution and limits the amount of credit exposure. We have established certain credit requirements that our customers must meet before sales credit is extended. We monitor the financial condition of our customers to help ensure collections and to minimize losses.

    We had one customer, each year, account for 11%, 11%, and 12% of net revenue for the years ended December 31, 2004, 2003, and 2002, respectively. We did not have a customer that accounted for 10% or more of accounts receivable at December 31, 2004 and 2003.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--Financial instruments consist principally of cash and cash equivalents, short-term marketable investments, accounts receivable, long-term investments in marketable securities, long-term debt and accounts payable. The estimated fair value of these instruments, except for the 6 3/4% Convertible Subordinated Notes due June 2009 and the 8% Secured Convertible Notes due June 2007, approximates their carrying value. The fair value of the 6 3/4% Convertible Subordinated Notes due June 2009 at
December 31, 2004 was approximately $46.7 million and the fair value of the 8% Secured Convertible Notes due June 2007 was approximately $37.7 million.

    STOCK-BASED COMPENSATION We account for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," using the intrinsic-value method as permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, the recognition of compensation expense for the fair value of stock options and other equity instruments issued to employees and non-employee directors.

                                  IBASIS, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    At December 31, 2004, we had two stock-based employee compensation plans, which are described more fully in Note 11. The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123.

                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                2004       2003       2002
                                                              --------   --------   ---------
                                                                      (IN THOUSANDS)
Net loss:
  As reported...............................................  $(17,536)  $ (9,687)  $(121,723)
  Deduct: Stock-based employee compensation expense included
    in reported net loss....................................        --         86         967
  Add: Total stock-based employee compensation expense
    determined under fair value based method for all
    awards..................................................    (2,737)    (2,200)     (7,554)
                                                              --------   --------   ---------
  Pro forma.................................................  $(20,273)  $(11,801)  $(128,310)
                                                              ========   ========   =========
Basic and diluted net loss per share:
  As reported...............................................  $  (0.35)  $  (0.21)  $   (2.70)
  Pro forma.................................................  $  (0.40)  $  (0.26)  $   (2.84)

    We estimate the fair value of its stock-based awards to employees using the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of stock-based awards to employees. The fair value of stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                2004         2003         2002
                                                             ----------   ----------   ----------
Risk-free interest rate....................................        3.35%        3.25%        3.00%
Dividend yield.............................................         0.0%         0.0%         0.0%
Expected life..............................................     5 years      5 years      5 years
Expected volatility........................................         136%         143%         146%
Weighted average remaining contractual life................  8.17 years   8.84 years   8.00 years
Weighted average fair value of options granted.............       $1.77        $0.88        $0.61

    INCOME TAXES--We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income taxes are provided for tax and financial reporting basis differences between assets and liabilities at tax rates expected to be in effect when the basis differences reverse. Valuation allowances are provided in situations where recoverability of deferred tax assets is not considered more likely than not.

                                  IBASIS, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FUTURE ACCOUNTING PRONOUNCEMENTS

    In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, SHARE-BASED PAYMENT ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, and supercedes Accounting Principles Board Opinion
No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. The Statement is effective for us in the third quarter of 2005.

    We expect to adopt SFAS No. 123R using the Statement's modified prospective application method. Adoption of SFAS No. 123R is expected to increase our stock compensation expense significantly. We are currently in the process of evaluating the impact and implementation of SFAS No. 123R. In addition, SFAS No. 123R requires that the excess of tax benefits related to stock compensation be reported as a financing cash inflow rather than as a reduction of taxes paid in cash from operations.

(3) BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

    SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision-making group is composed of the chief executive officer, members of senior management and the Board of Directors. We have viewed our operations and we manage our business principally as two business segments, Trading and Retail.

    BUSINESS SEGMENT INFORMATION--Beginning in the second quarter of 2004, our recently created operating segment, retail prepaid calling card services and other enhanced services ("Retail") became a reportable business segment, in addition to our international wholesale VoIP services ("Trading"). Since we introduced our retail prepaid calling card services, revenue from our Retail services has grown substantially. Since the second quarter of 2004, revenue from our Retail business has exceeded 10% of total revenue.

    Our Trading business consists of international long distance services we provide using VoIP. We offer these services on a wholesale basis through our worldwide network to carriers, telephony resellers and others around the world by operating through various service agreements with local service providers in United States, Europe, Asia, the Middle East, Latin America, Africa and Australia.

                                  IBASIS, INC.

(3) BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

    Our Retail business consists of our retail prepaid calling cards, Pingo, a prepaid calling service sold to consumers through an eCommerce interface, and other enhanced services. To date, we have marketed our retail prepaid calling card services primarily to ethnic communities within major domestic markets through distributors. Revenue from our retail prepaid calling card services were 87% of our total Retail revenue in 2004. We expect that revenue from our retail prepaid calling card services will continue to be an increasingly large percentage of our total Retail revenue in the future. Launched in the third quarter of 2004, Pingo revenues were not material in 2004. Our other enhanced services primarily consist of revenue derived from the outsourcing of our retail prepaid calling card platform.

    Our executive management team uses net revenue and gross margin, which is net revenue less data communications and telecommunications costs, as the basis for measuring profit or loss and making decisions on our Trading and Retail businesses. We do not allocate our research and development expenses, selling and marketing expenses, general and administrative expenses and depreciation and amortization between Trading and Retail.

    Operating results, excluding interest income and expense, other income and expense, and refinancing related charges, for our two business segments are as follows:

                                                  YEAR ENDED DECEMBER 31, 2004
                                                 ------------------------------
                                                 TRADING     RETAIL     TOTAL
                                                 --------   --------   --------
                                                         (IN THOUSANDS)
Net revenue....................................  $225,324   $38,354    $263,678
Data communications and telecommunication costs
  (excluding depreciation and amortization)....   192,541    32,628     225,169
                                                 --------   -------    --------
Gross margin...................................  $ 32,783   $ 5,726      38,509
                                                 ========   =======
Research and development expenses..............                          13,803
Selling and marketing expenses.................                           9,205
General and administrative expenses and
  restructuring costs..........................                          12,648
Depreciation and amortization..................                          10,345
                                                                       --------
Loss from operations...........................                        $ (7,492)
                                                                       ========

                                                   YEAR ENDED DECEMBER 31, 2003
                                                  ------------------------------
                                                  TRADING     RETAIL     TOTAL
                                                  --------   --------   --------
                                                          (IN THOUSANDS)
Net revenue.....................................  $172,552    $5,607    $178,159
Data communications and telecommunication costs
  (excluding depreciation and amortization).....   148,895     3,958     152,853
                                                  --------    ------    --------
Gross margin....................................  $ 23,657    $1,649      25,306
                                                  ========    ======
Research and development expenses...............                          13,387
Selling and marketing expenses..................                           7,513
General and administrative expenses.............                           7,665
Depreciation and amortization...................                          20,065
Non-cash stock-based compensation...............                              86
                                                                        --------
Loss from operations............................                        $(23,410)
                                                                        ========

                                  IBASIS, INC.

(3) BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

                                                    YEAR ENDED DECEMBER 31, 2004
                                                   ------------------------------
                                                   TRADING     RETAIL     TOTAL
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Segment assets...................................  $28,541     $5,592    $34,133
                                                   =======     ======
Non-segment assets...............................                         53,643
                                                                         -------
Total assets.....................................                        $87,776
                                                                         =======

    GEOGRAPHIC INFORMATION--The following table represents percentage revenue derived from individual countries:

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                             ------------------------------
                                                               2004       2003       2002
                                                             --------   --------   --------
United States..............................................     58%        57%        55%
United Kingdom.............................................     29         16         11
China......................................................     11          3         10
Other......................................................      2         24         24
                                                               ---        ---        ---
                                                               100%       100%       100%
                                                               ===        ===        ===

    We had one customer, each year, account for 11%, 11%, and 12% of net revenue for the years ended December 31, 2004, 2003, and 2002, respectively. We did not have a customer that accounted for 10% or more of accounts receivable at December 31, 2004 and 2003.

    The net book value of long-lived tangible assets by geographic area was as follows:

GEOGRAPHIC LOCATION                                           2004       2003
-------------------                                         --------   --------
                                                              (IN THOUSANDS)
North America.............................................  $11,753    $16,930
Europe....................................................       67        141
Asia......................................................       41        104
                                                            -------    -------
                                                            $11,861    $17,175
                                                            =======    =======

(4) DISCONTINUED OPERATIONS

    LOSS FROM DISCONTINUED OPERATIONS. On July 15, 2002 we completed the sale of substantially all the assets of our Speech Solutions Business for $18.5 million in cash ($1.5 million of this amount was held in escrow until March 2004). The loss from discontinued operations has been recorded under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." In the fourth quarter of 2003, we recognized additional consideration of $1.3 million for an earn-out payment based on the achievement of certain 2003 revenue-based milestones associated with this business. The cash payment associated with the earn-out was $1.1 million and was received in February 2004. In addition, in March 2004, we received the balance of $1.5 million that had been held in escrow from the sale of this business since July 2002. There are no further payments to be made to us relating to the

                                  IBASIS, INC.

(4) DISCONTINUED OPERATIONS (CONTINUED)
sale of our former Speech Solutions Business. In the third quarter of 2004, we recognized income from discontinued operations of $1.9 million resulting from the expiration of certain contingent obligations.

    Summary operating results of the discontinued operation for 2004, 2003 and 2002 were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2004       2003       2002
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Revenue..............................................   $  --      $  --     $12,306
Operating loss.......................................      --         --      (5,906)
Pre-tax income (loss) from discontinued operations...   1,861      1,251     (65,222)

    The operating loss for 2002 includes depreciation of $2.6 million and amortization of intangibles of $3.3 million.

(5) ACCRUED EXPENSES

    Accrued expenses at December 31, consist of the following:

                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
Termination fees and circuit costs..........................  $ 8,926    $10,155
Restructuring and other non-recurring costs.................      559        786
Interest....................................................      226      3,680
Acquisition related costs...................................       --      2,103
Professional services.......................................      372        376
Payroll and related costs...................................      462        112
Equipment purchases.........................................       --        564
Customer deposits...........................................      250        259
Accrued other...............................................    1,391        617
                                                              -------    -------
Total accrued expenses......................................  $12,186    $18,652
                                                              =======    =======

                                  IBASIS, INC.

(6) RESTRUCTURING COSTS

    2001 RESTRUCTURING--During 2001, we announced a restructuring plan to better align our organization with our corporate strategy and recorded a charge of approximately $51.8 million in accordance with the criteria set forth in EITF 94-3 and SEC Staff Accounting Bulletin 100. The restructuring included the write-off of property and equipment, the termination of certain contractual obligations and the reduction in our workforce resulting in employee benefit costs.

    2002 RESTRUCTURING--During 2002, we announced cost reduction measures and recorded a charge of approximately $5.5 million in the accompanying consolidated statement of operations:

    The write-off of fixed assets relates primarily to the closure and abandonment of our Miami and Singapore internet central offices. The costs include the write-off of leasehold improvements as well as a provision for termination costs for the facility space and telecommunication circuits. The employee severance costs relate to a reduction in our workforce as we terminated 44 employees on June 28, 2002. Of these 44 people, 19 were within research and development, 10 were from sales and marketing and 15 were from general and administrative departments. These cost reduction measures were completed in the first quarter of 2003. In addition, the 2002 restructuring expense was reduced by a change in estimated restructuring costs related to the 2001 restructuring and specifically related to a reduction in the estimated cost of terminating contractual lease obligations.

    The components of the 2002 Restructuring charge were as follows:

                                                              (IN THOUSANDS)
                                                              --------------
Write off of fixed assets and facilities costs..............      $2,427
Termination of contractual lease obligations................       2,794
Employee severance costs....................................         750
Less: Change in estimate of 2001 restructuring costs........        (435)
                                                                  ------
Total restructuring and other non-recurring costs...........      $5,536
                                                                  ======

    At December 31, 2004, accrued restructuring costs of $1.7 million consisted of costs accrued for leased facility obligations, net of certain future sublease assumptions. In the fourth quarter of 2004, we took an additional charge of $0.2 million as a result of a change in estimates relating to our future sublease assumptions. In the second quarter of 2004, we subleased a major portion of one of our vacant facilities through the end of our lease term, April 2005. At December 31, 2004 and 2003, the current portion of accrued restructuring costs were $0.6 million and $0.8 million and the long-term portion of accrued restructuring costs were $1.1 million

                                  IBASIS, INC.

(6) RESTRUCTURING COSTS (CONTINUED)

and $1.4 million, respectively. A summary of accrued restructuring costs for the 2001 and 2002 Restructuring charges are as follows:

                                                                  TERMINATION OF   EMPLOYEE
                                                   PROPERTY AND    CONTRACTUAL     SEVERANCE
2001 RESTRUCTURING CHARGE:                          EQUIPMENT      OBLIGATIONS       COSTS      TOTAL
--------------------------                         ------------   --------------   ---------   --------
                                                                      (IN THOUSANDS)
Original charge..................................     $42,629         $7,442        $1,763     $51,834
Less: write-off of property and equipment........      42,258             --            --      42,258
Less: cash payments..............................          --          4,232         1,460       5,692
                                                      -------         ------        ------     -------
Balance, December 31, 2001.......................         371          3,210           303       3,884
Less: cash payments..............................          --          2,640           303       2,943
Less: adjustments................................         371             64            --         435
                                                      -------         ------        ------     -------
Balance, December 31, 2002.......................          --            506            --         506
Less: cash payments..............................          --            325            --         325
                                                      -------         ------        ------     -------
Balance, December 31, 2003.......................          --            181            --         181
Less: cash payments..............................          --            181            --         181
                                                      -------         ------        ------     -------
Balance, December 31, 2004.......................     $    --         $   --        $   --     $    --
                                                      =======         ======        ======     =======

                                                                   TERMINATION OF   EMPLOYEE
                                                    PROPERTY AND    CONTRACTUAL     SEVERANCE
2002 RESTRUCTURING CHARGE:                           EQUIPMENT      OBLIGATIONS       COSTS      TOTAL
--------------------------                          ------------   --------------   ---------   --------
                                                                       (IN THOUSANDS)
Original charge...................................     $2,427          $2,794         $750       $5,971
Less: write-off of property and equipment.........      2,427              --           --        2,427
Less: cash payments...............................         --             131          725          856
                                                       ------          ------         ----       ------
Balance, December 31, 2002........................         --           2,663           25        2,688
Less: cash payments...............................         --             612           --          612
                                                       ------          ------         ----       ------
Balance, December 31, 2003........................         --           2,051           25        2,076
Change in estimates...............................         --             165           --          165
Less: cash payments, net of sublease income.......         --             525           25          550
                                                       ------          ------         ----       ------
Balance, December 31, 2004........................     $   --          $1,691         $ --       $1,691
                                                       ======          ======         ====       ======

(7) INCOME TAXES

    No provision for federal or state income taxes has been recorded, as we have incurred net operating losses for all periods presented and it is more likely than not that the tax benefit of such losses will not be realized. As of December 31, 2004, we had net operating loss carryforwards of approximately
$315 million available to reduce future federal and state income taxes, if any. If not utilized, these carryforwards expire at various dates through 2024. If substantial changes in our ownership should occur, as defined by Section 382 of the Internal Revenue Code (the "Code"), there could be annual limitations on the amount of carryforwards which can be realized in future periods. The Company has completed several financings since its inception and a ownership change, as defined under the Code, may have occurred.

                                  IBASIS, INC.

(7) INCOME TAXES (CONTINUED)

    The approximate income tax effects of temporary differences and carryforwards are as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2004        2003
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
Net operating loss carryforwards............................  $  97,616   $  91,868
Accruals....................................................        956       1,308
Depreciation................................................      8,280       8,054
Accounts receivable.........................................      1,120       1,240
Other.......................................................      1,700       1,704
                                                              ---------   ---------
Total deferred tax assets...................................    109,672     104,174
Valuation allowance.........................................   (109,672)   (104,174)
                                                              ---------   ---------
                                                              $      --   $      --
                                                              =========   =========

    We have recorded a 100% valuation allowance against the net deferred tax asset as of December 31, 2004 and 2003, as we have determined that it is more likely than not that such assets will not be realized. The increase in the valuation allowance during the year primarily relates to the tax benefit associated with the increase in the net operating loss carryforward.

    The major components of our income tax expense (benefit) for the years ended December 31 are:

                                                                2004       2003       2002
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Net operating loss carryforwards............................  $(14,028)  $(11,667)  $27,056
Deferred tax items..........................................      (189)   (20,888)   (6,199)
Valuation Allowance.........................................    14,217     32,555   (20,857)
                                                              --------   --------   -------
                                                              $     --   $     --   $    --
                                                              ========   ========   =======

(8) LONG-TERM DEBT

    Long-term debt consists of the following as of December 31:

                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
6 3/4% Convertible Subordinated Notes due June 2009.........  $35,944    $    --
8% Secured Convertible Notes due June 2007..................   29,000         --
5 3/4% Convertible Subordinated Notes due March 2005........      895    $38,180
11 1/2% Senior Secured Notes due January 2005...............       --     25,175
Revolving line of credit....................................       --      2,300
Capital lease obligations...................................    1,869      2,271
                                                              -------    -------
                                                               67,708     67,926
Less: Current portion.......................................    1,775      2,097
                                                              -------    -------
                                                              $65,933    $65,829
                                                              =======    =======

                                  IBASIS, INC.

(8) LONG-TERM DEBT (CONTINUED)

    In June 2004, we completed a refinancing of our outstanding debt obligations. As part of the refinancing, we completed an exchange offer, pursuant to which $37.3 million of our 5 3/4% Convertible Subordinated Notes due March 2005, representing approximately 98% of the total amount outstanding, were tendered for the same principal amount of new 6 3/4% Convertible Subordinated Notes due June 2009. Approximately $0.9 million of the 5 3/4% Convertible Subordinated Notes due March 2005 remain outstanding after the exchange offer. Simultaneously with the exchange offer, we prepaid all $25.2 million of our 11 1/2% Senior Secured Notes due January 2005 for cash equal to the principal amount plus accrued but unpaid interest and the issuance of warrants exercisable for an aggregate of 5,176,065 shares of our common stock at $1.85 per share, which had a fair value of $2.1 million. We issued $29.0 million of new 8% Secured Convertible Notes due June 2007, of which $25.2 million was used to prepay the 11 1/2% Senior Secured Notes due January 2005. The 8% Secured Convertible Notes due June 2007 are convertible into shares of common stock at $1.85 per share. During the second half of 2004, holders of $1.3 million of 6 3/4% Convertible Subordinated Notes due June 2009 voluntarily converted their notes into 0.7 million shares of common stock at the conversion price of $1.85 per share. Both notes are convertible to common stock at the conversion price at the option of the holder.

    In January 2005, we amended and extended our revolving line of credit with our bank. The new $15.0 million revolving line of credit has a two-year term, bears interest at the bank's prime rate plus 1/2% and is collateralized by substantially all of our assets. Borrowings under the line may also be used for letters of credit and foreign exchange contracts and are no longer on a borrowing formula. The new revolving line of credit requires us to comply with various non-financial and financial covenants, including minimum profitability and liquidity and requires us to maintain a minimum cash balance of $15.0 million with the bank, or be subject to certain additional fees. Our previous $15.0 million revolving line of credit, which commenced in December 2003, bore interest at the bank's prime rate plus 1%, matured on January 5, 2005 and was also collateralized by substantially all of our assets. Borrowings under this previous revolving line of credit were on a formula basis and were limited to eligible accounts receivable. At December 31, 2004, we had no borrowings under our previous revolving line of credit. We had borrowings outstanding under previous revolving lines of credit of $2.3 million and $2.3 million as of December 31, 2003 and 2002, respectively. These borrowings were at prime rate plus 1%. At December 31, 2004, we had $3.0 million in letters of credit outstanding. During 2004, we entered into capital lease agreements to finance $1.8 million in equipment purchases for The iBasis Network. The capital lease agreements have a term of three years.

                                  IBASIS, INC.

(8) LONG-TERM DEBT (CONTINUED)

    GAINS ON EXCHANGES AND REPURCHASES OF 5 3/4% CONVERTIBLE SUBORDINATED NOTES--During 2003, we entered into agreements with principal holders of our 5 3/4% Convertible Subordinated Notes which resulted in the retirement of $50.4 million of such notes in exchange for new debt instruments at 50% of the face value of the retired Notes. Under the terms of the agreement, the holders of the retired Notes received $25.2 million of new, 11 1/2% Senior Secured Notes and warrants to purchase 4,915,416 shares of our Common Stock. Each warrant has an initial exercise price of $0.65 per share and is exercisable over a five-year term. The 11 1/2% Senior Secured Notes were scheduled to mature on January 15, 2005 and share in a second priority lien on our assets and are subordinated to our revolving line of credit with our bank.

    In accordance with SFAS No. 15, "Accounting by Debtors and Creditors Regarding Troubled Debt Restructuring," we recorded a gain on the exchange of debt of approximately $16.6 million during the year ended December 31, 2003. SFAS No. 15 requires that the gain on the exchange be recorded net of the accrual for future interest payments on the new 11.5% Senior Secured Notes, the fair value of the warrants issued, the reduction of the net book value of the deferred financing costs originally capitalized with the issuance of our 5.75% Convertible Subordinated Notes and any other fees or costs. The fair value of $1,375,000 of the detachable warrants was estimated utilizing a valuation method similar to the Black-Scholes model. Assumptions utilized within the pricing model included a) a useful life of 5 years; b) volatility of 46%; c) no dividends; and d) a discount rate of 3%. While our future cash flows relating to interest payments will not be affected by the exchange, our future Statement of Operations will show, as required, a reduction of interest expense due to the accrual of the future interest payments on the 11.5% Senior Secured Notes within the gain.

    The gain recognized in 2003 was calculated as follows:

                                                                   2003
                                                              --------------
                                                              (IN THOUSANDS)
Face value of surrendered 5 3/4% Convertible Subordinated
  Notes.....................................................     $50,350
Less: Face value of issued 11 1/2% Senior Secured Notes.....     (25,175)
  Future interest payments on 11.5% Senior Secured Notes....      (5,527)
  Fair value of warrants issued.............................      (1,375)
  Reduction of deferred debt financing costs................        (723)
  Professional fees.........................................        (935)
                                                                 -------
Gain........................................................     $16,615
                                                                 =======

    During 2002, we repurchased (as opposed to "redeemed") a portion of our outstanding 5 3/4% Convertible Subordinated Notes and recorded gains. The gains were calculated as follows:

                                                                   2002
                                                              --------------
                                                              (IN THOUSANDS)
Carrying value of repurchased Notes.........................     $40,588
Less: Cost of repurchase of Notes...........................     (13,993)
Write-off of deferred debt financing costs..................        (805)
                                                                 -------
Gain........................................................     $25,790
                                                                 =======

                                  IBASIS, INC.

(8) LONG-TERM DEBT (CONTINUED)

    CAPITAL LEASE SETTLEMENT--In August 2002, we completed an agreement with our primary equipment vendor to reduce our capital lease obligations and related future cash commitments. Under the terms of the agreement, we paid our vendor $28.5 million to purchase the leased assets. In exchange the vendor eliminated $63.8 million in existing debt, future interest obligations and other fees ($50.8 million in principal, $9.0 million in interest assuming the vendor debt was held to maturity, and $4.0 million in tax obligations). The difference between the cash paid and the recorded outstanding obligation on that date was accounted for as a reduction in the carrying value of the underlying capital assets.

    REPAYMENTS OF DEBT--Scheduled maturities of long-term debt as of December 31, 2004 are as follows:

                                              5 3/4%          8%           6 3/4%
                                           CONVERTIBLE      SECURED     CONVERTIBLE
                                           SUBORDINATED   CONVERTIBLE   SUBORDINATED   CAPITAL
YEAR                                          NOTES          NOTES         NOTES        LEASES     TOTAL
----                                       ------------   -----------   ------------   --------   --------
                                                                   (IN THOUSANDS)
2005.....................................      $895         $    --       $    --       $  944    $ 1,839
2006.....................................        --              --            --          656        656
2007.....................................        --          29,000            --          450     29,450
2008.....................................        --              --            --           --         --
2009.....................................        --              --        35,944           --     35,944
Thereafter...............................        --              --            --           --         --
                                               ----         -------       -------       ------    -------
Total future minimum payments............       895          29,000        35,944        2,050     67,889
Less: Amounts representing interest......        --              --            --          181        181
                                               ----         -------       -------       ------    -------
Present value of minimum repayments......       895          29,000        35,944        1,869     67,708
Less: Current portion of long-term
  debt...................................       895              --            --          880      1,775
                                               ----         -------       -------       ------    -------
Long-term debt, net of current portion...      $ --         $29,000       $35,944       $  989    $65,933
                                               ====         =======       =======       ======    =======

(9) OTHER LONG-TERM LIABILITES

    Other long-term liabilities at December 31, consist of the following:

                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
Accrued interest on 11 1/2% Senior Secured Notes............   $   --     $1,303
Restructuring charges.......................................    1,132      1,446
                                                               ------     ------
Total.......................................................   $1,132     $2,749
                                                               ======     ======

                                  IBASIS, INC.

(10) COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES We lease our administrative and operating facilities and certain equipment under non-cancelable operating leases, which expire at various dates through 2011. The future approximate minimum lease payments under such operating leases consist of the following:

YEAR                                                          (IN THOUSANDS)
----                                                          --------------
2005........................................................     $ 3,410
2006........................................................       2,494
2007........................................................       2,081
2008........................................................       1,838
2009........................................................       1,514
Thereafter..................................................         859
                                                                 -------
Total future minimum lease payments.........................     $12,196
                                                                 =======

    Total rent expense included in the consolidated statements of operations was approximately $3,818,000, $3,669,000, and $3,918,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

    LITIGATION--In addition to litigation that we have initiated or responded to in the ordinary course of business, we are currently party to the following potentially material legal proceedings:

    Beginning July 11, 2001, we were served with several class action complaints that were filed in the United States District Court for the Southern District of New York against us and several of our officers, directors, and former officers and directors, as well as against the investment banking firms that underwrote our November 10, 1999 initial public offering of the common stock and our March 9, 2000 secondary offering of the common stock. The complaints were filed on behalf of persons who purchased the common stock during different time periods, all beginning on or after November 10, 1999 and ending on or before December 6, 2000.

    The complaints are similar to each other and to hundreds of other complaints filed against other issuers and their underwriters, and allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 primarily based on the assertion that there was undisclosed compensation received by our underwriters in connection with our public offerings and that there were understandings with customers to make purchases in the aftermarket. The plaintiffs have sought an undetermined amount of monetary damages in relation to these claims. On September 4, 2001, the cases against us were consolidated. On October 9, 2002, the individual defendants were dismissed from the litigation by stipulation and without prejudice.

    On June 11, 2004, we and the individual defendants, as well as many other issuers named as defendants in the class action proceeding, entered into an agreement-in-principle to settle this matter, and on June 14, 2004, this settlement was presented to the court. The court has preliminarily approved the settlement. Once the notice has been mailed, there will be an objection period, followed by a hearing for final approval of the settlement. Although we believe that we and the individual defendants have meritorious defenses to the claims made in the complaints, in deciding to pursue settlement, we considered, among other factors, the substantial costs and the diversion of our management's attention and resources that would be required by litigation. Pursuant to the terms of the proposed settlement, in exchange for a termination and release of all claims against us and the individual defendants and

                                  IBASIS, INC.

(10) COMMITMENTS AND CONTINGENCIES (CONTINUED)

certain protections against third-party claims, we will assign to the plaintiffs certain claims we may have as an issuer against the underwriters, and our insurance carriers, along with the insurance carriers of the other issuers, will ensure a floor of $1 billion for any underwriter-plaintiff settlement. Although the financial effect of the settlement on us will not be material, our insurance carriers' exposure in this connection will range from zero to a few hundred thousand dollars, and will be reduced proportionately by any amounts recovered by plaintiffs directly from the underwriters.

    We cannot assure you that the settlement which has been finalized will be accepted by the court, or that we will be fully covered by collateral or related claims from underwriters, and that we would be successful in resulting litigation. In addition, even though we have insurance and contractual protections that could cover some or all of the potential damages in these cases, or amounts that we might have to pay in settlement of these cases, an adverse resolution of one or more of these lawsuits could have a material adverse affect on our financial position and results of operations in the period in which the lawsuits are resolved. We are not presently able to estimate potential losses, if any, related to the lawsuits.

    We are also party to suits for collection, related commercial disputes, claims from carriers and foreign service partners over reconciliation of payments for circuits, Internet bandwidth and/or access to the public switched telephone network, and claims from estates of bankrupt companies alleging that we received preferential payments from such companies prior to their bankruptcy filings. Our employees have also been named in proceedings arising out of business activities in foreign countries. We intend to prosecute vigorously claims that we have brought and employ all available defenses in contesting claims against us, or our employees. Nevertheless, in deciding whether to pursue settlement, we will consider, among other factors, the substantial costs and the diversion of management's attention and resources that would be required in litigation. In light of such costs, we have settled various and in some cases similar matters on what we believe have been favorable terms which did not have a material impact our financial position, results of operations, or cash flows. The results or failure of any suit may have a material adverse affect on our business.

(11) STOCKHOLDERS' EQUITY (DEFICIT)

    (A) AUTHORIZED CAPITAL STOCK We have authorized for issuance 170,000,000 shares of common stock, $0.001 par value per share ("Common Stock") and 15,000,000 shares of preferred stock, $0.001 par value per share ("Preferred Stock").

    At a Special Meeting of Shareholders held on June 18, 2004, shareholders voted to increase the number of authorized shares of common stock, par value $0.001 per share, from 85,000,000 shares to 170,000,000 shares. As a result, on June 18, 2004, we filed an Amendment to our First Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock, par value $0.001 per share, from 85,000,000 shares to 170,000,000 shares.

    (B) REVERSE STOCK SPLIT At a Special Meeting of Shareholders held on February 18, 2004, shareholders voted to give the iBasis board of directors authority to effect a reverse split of our common stock. The affirmative vote by shareholders permits our board of directors to choose to effect a reverse stock split of our common stock at a ratio of between one-and-a-half for one (1.5:1) and five for one (5:1). The board of directors has chosen not to affect such a split.

                                  IBASIS, INC.

(11) STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

    (C) TREASURY STOCK During 2002, we negotiated a settlement of the 2,070,225 shares of our Common Stock that we placed into escrow in connection the the acquisition of PriceInteractive, Inc. in 2001. As a part of this settlement, 1,135,113 shares were returned to us and have been accounted for on the accompanying balance sheet as treasury stock, stated at the fair value of the shares on the date of the settlement.

    (D) STOCK INCENTIVE PLAN Our 1997 Stock Incentive Plan (the "Plan") provides for the granting of restricted stock awards and incentive stock options ("ISOs") and nonqualified options to purchase shares of Common Stock to key employees, directors and consultants. Under the terms of the Plan, the exercise price of options granted shall be determined by the Board of Directors and for ISOs shall not be less than fair market value of our Common Stock on the date of grant. Options vest quarterly in equal installments over two to four years, provided that no options shall vest during the employees' first year of employment. The expiration date of each stock option shall be determined by the Board of Directors, but shall not exceed 10 years from the date of grant.

    The following table summarizes the option activity for the years ended December 31, 2004, 2003 and 2002:

                                                                             EXERCISE            WEIGHTED
                                                         NUMBER OF           PRICE PER           AVERAGE
                                                           SHARES              SHARE          EXERCISE PRICE
                                                       --------------   -------------------   --------------
                                                       (IN THOUSANDS)
Outstanding, January 1, 2002.........................       7,768       $       0.43-$74.63        $5.04
  Granted............................................         312                 0.25-0.97         0.61
  Exercised..........................................        (149)                0.50-2.13         0.82
  Forfeited..........................................      (5,674)               0.37-74.63         6.06
                                                           ------
Outstanding, December 31, 2002.......................       2,257                0.25-28.75         2.02
  Granted............................................       4,710                 0.38-1.54         1.02
  Exercised..........................................        (128)                0.86-1.57         1.39
  Forfeited..........................................        (507)               0.25-14.81         1.86
                                                           ------
Outstanding, December 31, 2003.......................       6,332                0.25-28.75         1.35
  Granted............................................       1,327                 1.17-2.42         1.87
  Exercised..........................................        (508)                0.25-2.16         0.90
  Forfeited..........................................        (582)               0.25-14.81         1.23
                                                           ------
Outstanding, December 31, 2004.......................       6,569       $       0.25-$28.75        $1.51
                                                           ======
Exercisable, December 31, 2004.......................       3,269       $       0.25-$28.75        $1.73
                                                           ======
Exercisable, December 31, 2003.......................       2,216       $       0.25-$28.75        $1.90
                                                           ======
Exercisable, December 31, 2002.......................       1,160       $       0.43-$28.75        $2.29
                                                           ======

                                  IBASIS, INC.

(11) STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

    The following table summarizes information relating to currently outstanding and exercisable stock options as of December 31, 2004:

                                              OUTSTANDING                                 EXERCISABLE
                                            ----------------                    -------------------------------
                                            WEIGHTED AVERAGE
                                               REMAINING          WEIGHTED                          WEIGHTED
                            OUTSTANDING     CONTRACTUAL LIFE      AVERAGE          OPTIONS          AVERAGE
RANGE OF EXERCISE PRICES      OPTIONS          (IN YEARS)      EXERCISE PRICE    OUTSTANDING     EXERCISE PRICE
------------------------   --------------   ----------------   --------------   --------------   --------------
                           (IN THOUSANDS)                                       (IN THOUSANDS)
     $0.25-$0.69                 228              7.07              $0.55             156            $ 0.57
         0.72                    791              6.87               0.72             750              0.72
      0.88-1.10                2,465              8.28               0.91             845              0.94
      1.17-1.88                2,367              8.94               1.49           1,054              1.29
      2.12-3.10                  366              8.74               2.38             118              2.80
      3.71-5.00                  250              5.23               4.49             244              4.51
     11.00-13.50                  53              5.38              13.41              53             13.41
    $14.81-$28.75                 49              5.44              15.27              49             15.27
                               -----                                                -----
                               6,569              8.17              $1.51           3,269            $ 1.73
                               =====                                                =====

    At December 31, 2004, options to purchase 338,983 shares of common stock were available for future grants under the Plan.

    We apply the accounting provisions prescribed in APB No. 25 and related Interpretations. In 1999 we issued stock options with an exercise price less than the fair market value of the Common Stock as determined for accounting purposes. Deferred compensation related to these stock options of approximately $2.4 million was recorded and was amortized over four years, the vesting period of those options. In connection with the 2001 acquisition of PriceInteractive, Inc., we assumed vested options with exercise prices that were less than the fair market value of our Common Stock as determined for accounting purposes. As such, we recorded approximately $1.8 million of deferred compensation which was amortized over the remaining life of those options of up to four years. Deferred compensation was reduced in 2002 due to the settlement with the former shareholders of PriceInteractive and the forfeit of options by Company employees. As of December 31, 2003, all deferred compensation had been amortized.

    Total compensation cost recognized in the statements of operations as a result of stock-based employee compensation awards was $0.1 million and $1.0 million for the years ended December 31, 2003 and 2002, respectively. There was no stock-based employee compensation expense in 2004.

    (E) STOCK OPTION EXCHANGE PROGRAM In December 2002 we announced an offer to exchange outstanding employee stock options in return for new stock options to be granted by us. In exchange for existing options, each option holder received a commitment to receive new options to be issued exercisable for the same number of shares of common stock tendered by the option holder and accepted for exchange. A total of 1,786,950 options were accepted for exchange under the exchange offers and, accordingly, were canceled in 2002. The new option grants were granted in the second quarter of 2003 at $1.24 per share, more than six months and one day from the date on which each exchange offer terminated and vest quarterly over at two-year period.

                                  IBASIS, INC.

(11) STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

    (F) WARRANTS As described in Note 8, we issued 5,176,065 warrant shares in connection with our debt refinancing in June 2004 ("2004 Warrant"). The 2004 Warrant shares were issued to the holders of our 11 1/2% Senior Secured Notes due January 2005 for the right to prepay the notes. Each 2004 Warrant share is exercisable into our common stock on a one-to-one basis at an exercise price of $1.85 per share and is exercisable over a five-year term. The fair value of $2.1 million of the 2004 Warrant was charged to results of operations as additional interest associated with our debt refinancing. In 2003, we issued 4,915,416 warrant shares in connection with the exchange of our 5 3/4% Convertible Subordinated Notes due March 2005 for the 11 1/2% Senior Secured Notes due January 2005 ("2003 Warrant"). Each 2003 Warrant share is exercisable into our common stock on a one-to-one basis at an exercise price of $0.65 per warrant share and are exercisable over a five-year term. The warrant had a fair value of $1.4 million and was charged to the gain on the debt exchanges in 2003. During 2004, 2003 Warrant shares totaling 2,249,316 shares were exercised for $1.5 million in cash. In connection with our private equity placement in September 2004, we issued a warrant for 1,732,500 shares in partial payment of investment banking services. This warrant has an exercise price of $2.10 per share, is exercisable over a five-year term and had a fair value of $2.8 million. The fair value of this warrant was charged to stockholders' deficit as a non-cash transaction cost of the private equity placement. In December 2002, in conjunction with the initiation of our bank credit lines, we issued a warrant to the bank for the purchase of 337,500 shares of our common stock at an exercise price of $0.337 per share. In January 2004, the bank exercised its warrant in full on a net issue basis, and received 272,876 shares of our common stock. As a result of the bank exercising its warrant on a net issue basis, no cash was received by us.

    At December 31, 2004 and 2003, outstanding warrants were:

                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
2004 Warrant................................................   5,176         --
2003 Warrant................................................   2,666      4,915
Warrant issued for investment banking services..............   1,733         --
Warrant issued to bank......................................      --        338
                                                               -----      -----
Total warrants outstanding..................................   9,575      5,253
                                                               =====      =====

    (G) SHARES ISSUABLE UPON CONVERSION OF CONVERTIBLE NOTES At December 31, 2004 and 2003, shares issuable upon conversion of convertible notes were:

                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
6 3/4% Convertible Subordinated Notes due June 2009.........   19,429       --
8% Secured Convertible Notes due June 2007..................   15,676       --
5 3/4% Convertible Subordinated Notes due March 2005........       10      443
                                                               ------      ---
Total.......................................................   35,115      443

    (H) EMPLOYEE STOCK PURCHASE PLAN We issued 364,531 shares under our Employee Stock Purchase Plan ("ESPP") during 2002. No shares were issued under the ESPP in 2004 and 2003, and at December 31, 2004, all shares authorized under the ESPP had been issued.

                                  IBASIS, INC.

(12) VALUATION AND QUALIFYING ACCOUNTS

    The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the account receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts is as follows:

                                                                         RECOVERY
                         BALANCE AT                                    OF PREVIOUSLY
     YEAR ENDED         BEGINNING OF   CHARGED TO COSTS   WRITE-OFFS     RESERVED      BALANCE AT
    DECEMBER 31,            YEAR         AND EXPENSES     AND OTHER       BALANCE      END OF YEAR
---------------------   ------------   ----------------   ----------   -------------   -----------
                                                      (IN THOUSANDS)
       2002               $5,867           10,026          (8,060)            --        $7,833
       2003               $7,833              800          (1,236)        (4,269)       $3,128
       2004               $3,128              250              13             --        $3,391

(13) SUBSIDIARY GUARANTORS

    In June 2004, we completed a refinancing of our outstanding debt obligations. As part of the refinancing, we prepaid all $25.2 million of our 11 1/2% Senior Secured Notes due January 2005 plus accrued but unpaid interest and issued warrants exercisable for an aggregate of 5,176,065 shares of our common stock at $1.85 per share. In conjunction with the refinancing we issued $29.0 million of new 8% Secured Convertible Notes due June 2007, proceeds of $25.2 million were used to prepay the 8% Senior Secured Notes due January 2005. The new 8% Secured Convertible Notes due June 2007 are convertible into shares of common stock at $1.85 per share. Our new 8% Secured Convertible Notes due June 2007 are fully and unconditionally guaranteed, jointly and severally, by our wholly-owned subsidiaries, iBasis Global, Inc., iBasis Holdings, Inc. and iBasis Securities Corporation.

    The following tables contain condensed consolidating financial information for iBasis, Inc ("Parent Company") and iBasis Global, Inc., iBasis
Holdings, Inc., and iBasis Securities Corporation (collectively, "Subsidiary Guarantors"), on a combined basis, for the periods presented. Separate financial statements of the Subsidiary Guarantors are not presented as we believe they would be immaterial to investors.

                                  IBASIS, INC.

(13) SUBSIDIARY GUARANTORS (CONTINUED)

                     CONDENSED CONSOLIDATING BALANCE SHEET
                            AS OF DECEMBER 31, 2004

                                                  PARENT     SUBSIDIARY
                                                  COMPANY    GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                 ---------   ----------   ------------   ------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
                    ASSETS
Cash and cash equivalents......................  $  19,121    $  1,807      $     --       $  20,928
Short-term marketable investments..............     17,897                                    17,897
Accounts receivable, net.......................     32,853       1,280                        34,133
Prepaid expenses and other current assets......      1,642         778                         2,420
Due from parent................................                 14,352       (14,352)             --
                                                 ---------    --------      --------       ---------
Total current assets...........................     71,513      18,217       (14,352)         75,378
Property and equipment, net....................     11,753         108                        11,861
Deferred debt financing costs, net.............        177                                       177
Other assets...................................        300          60                           360
Investment in guarantor subsidiaries...........         51                       (51)             --
                                                 ---------    --------      --------       ---------
Total assets...................................  $  83,794    $ 18,385      $(14,403)      $  87,776
                                                 =========    ========      ========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Accounts payable...............................  $  19,674    $  4,666      $     --       $  24,340
Accrued expenses...............................      8,267       3,919                        12,186
Deferred revenue...............................      6,303                                     6,303
Current portion of long-term debt..............      1,775                                     1,775
Due to guarantor subsidiaries..................      4,222                    (4,222)             --
                                                 ---------    --------      --------       ---------
Total current liabilities......................     40,241       8,585        (4,222)         44,604
Long-term debt, net of current portion.........     65,933                                    65,933
Other long-term liabilities....................      1,132                                     1,132

Stockholders' equity (deficit):
Common stock, $0.001 par value, authorized
  170,000 shares; issued and outstanding
  64,778 shares................................         65                                        65
Treasury stock; 1,135 shares at cost...........       (341)                                     (341)
Additional paid-in capital.....................    406,137      10,130       (10,130)        406,137
Capital stock of Guarantor subsidiaries........                    100          (100)             --
Other comprehensive loss.......................        (12)                                      (12)
Accumulated deficit............................   (429,361)       (430)           49        (429,742)
                                                 ---------    --------      --------       ---------
Total stockholders' equity (deficit)...........    (23,512)      9,800       (10,181)        (23,893)
                                                 ---------    --------      --------       ---------
Total liabilities and stockholders' equity
  (deficit)....................................  $  83,794    $ 18,385      $(14,403)      $  87,776
                                                 =========    ========      ========       =========

                                  IBASIS, INC.

(13) SUBSIDIARY GUARANTORS (CONTINUED)

                     CONDENSED CONSOLIDATING BALANCE SHEET
                            AS OF DECEMBER 31, 2003

                                                  PARENT     SUBSIDIARY
                                                  COMPANY    GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                 ---------   ----------   ------------   ------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
                    ASSETS
Cash and cash equivalents......................  $  15,520    $  1,750      $     --       $  17,270
Accounts receivable, net.......................     21,247         520                        21,767
Prepaid expenses and other current assets......      4,568         727                         5,295
Due from parent................................                 13,121       (13,121)             --
                                                 ---------    --------      --------       ---------
Total current assets...........................     41,335      16,118       (13,121)         44,332
Property and equipment, net....................     16,931         244                        17,175
Deferred debt financing costs, net.............        326                                       326
Long-term investment in non- marketable
  security.....................................      5,000                                     5,000
Other assets...................................        620          85                           705
Investment in guarantor subsidiaries...........         51                       (51)             --
                                                 ---------    --------      --------       ---------
Total assets...................................  $  64,263    $ 16,447      $(13,172)      $  67,538
                                                 =========    ========      ========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Accounts payable...............................  $  17,678    $  2,224      $     --       $  19,902
Accrued expenses...............................     14,399       4,253                        18,652
Deferred revenue...............................        417                                       417
Current portion of long-term debt..............      2,097                                     2,097
Due to guarantor subsidiaries..................      2,991                    (2,991)             --
                                                 ---------    --------      --------       ---------
Total current liabilities......................     37,582       6,477        (2,991)         41,068
Long-term debt, net of current portion.........     65,829                                    65,829
Other long-term liabilities....................      2,749                                     2,749

Stockholders' equity (deficit):
Common stock, $0.001 par value, authorized
  85,000 shares; issued and outstanding 45,913
  shares.......................................         46                                        46
Treasury stock; 1,135 shares at cost...........       (341)                                     (341)
Additional paid-in capital.....................    370,393      10,130       (10,130)        370,393
Capital stock of Guarantor subsidiaries........                    100          (100)             --
Accumulated deficit............................   (411,995)       (260)           49        (412,206)
                                                 ---------    --------      --------       ---------
Total stockholders' equity (deficit)...........    (41,897)      9,970       (10,181)        (42,108)
                                                 ---------    --------      --------       ---------
Total liabilities and stockholders' equity
  (deficit)....................................  $  64,263    $ 16,447      $(13,172)      $  67,538
                                                 =========    ========      ========       =========

                                  IBASIS, INC.

(13) SUBSIDIARY GUARANTORS (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2004

                                                   PARENT    SUBSIDIARY                  CONSOLIDATED
                                                  COMPANY    GUARANTORS   ELIMINATIONS      TOTAL
                                                  --------   ----------   ------------   ------------
                                                                    (IN THOUSANDS)
Net revenue.....................................  $263,040    $12,809       $(12,171)      $263,678

Costs and expenses:
Data communications and telecommunications......   225,498      7,254         (7,583)       225,169
Research and development........................    12,074      1,729                        13,803
Selling and marketing...........................     7,091      2,114                         9,205
General and administrative......................    15,428      1,643         (4,588)        12,483
Restructuring costs.............................       165                                      165
Depreciation and amortization...................    10,200        145                        10,345
                                                  --------    -------       --------       --------
Total costs and expenses........................   270,456     12,885        (12,171)       271,170
(Loss) income from operations...................    (7,416)       (76)            --         (7,492)
Interest income.................................       215          3                           218
Interest expense................................    (4,201)       (48)                       (4,249)
Other expenses, net.............................      (185)       (49)                         (234)
Loss on long-term non-marketable security.......    (5,000)                                  (5,000)
Debt refinancing charges:
  Transaction costs.............................    (2,159)                                  (2,159)
  Additional interest expense, net..............      (481)                                    (481)
                                                  --------    -------       --------       --------
(Loss) income from continuing operations........   (19,227)      (170)            --        (19,397)
Income from discontinued operations.............     1,861                                    1,861
                                                  --------    -------       --------       --------
Net (loss) income...............................  $(17,366)   $  (170)      $     --       $(17,536)
                                                  ========    =======       ========       ========

                                  IBASIS, INC.

(13) SUBSIDIARY GUARANTORS (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2003

                                                   PARENT    SUBSIDIARY                  CONSOLIDATED
                                                  COMPANY    GUARANTORS   ELIMINATIONS      TOTAL
                                                  --------   ----------   ------------   ------------
                                                                    (IN THOUSANDS)
Net revenue.....................................  $177,810    $28,645       $(28,296)      $178,159

Costs and expenses:
Data communications and telecommunications......   139,046     22,380         (8,573)       152,853
Research and development........................    11,654      1,733                        13,387
Selling and marketing...........................     5,248      2,265                         7,513
General and administrative......................    26,107      1,281        (19,723)         7,665
Depreciation and amortization...................    19,701        364                        20,065
Non-cash stock-based compensation...............        86                                       86
                                                  --------    -------       --------       --------
Total costs and expenses........................   201,842     28,023        (28,296)       201,569
(Loss) income from operations...................   (24,032)       622             --        (23,410)
Interest income.................................       159          2                           161
Interest expense................................    (3,965)        (2)                       (3,967)
Gain on bond exchanges..........................    16,615                                   16,615
Other expenses, net.............................      (181)      (156)                         (337)
(Loss) income from continuing operations........   (11,404)       466             --        (10,938)
Income from discontinued operations.............     1,251                                    1,251
                                                  --------    -------       --------       --------
Net (loss) income...............................  $(10,153)   $   466       $     --       $ (9,687)
                                                  ========    =======       ========       ========

                                  IBASIS, INC.

(13) SUBSIDIARY GUARANTORS (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2002

                                                  PARENT     SUBSIDIARY                  CONSOLIDATED
                                                  COMPANY    GUARANTORS   ELIMINATIONS      TOTAL
                                                 ---------   ----------   ------------   ------------
                                                                    (IN THOUSANDS)
Net revenue....................................  $ 164,231    $ 17,453      $(16,742)      $ 164,942

Costs and expenses:
Data communications and telecommunications.....    137,470      11,289        (5,912)        142,847
Research and development.......................     16,376       1,405                        17,781
Selling and marketing..........................      9,404       1,875                        11,279
General and administrative.....................     33,338       1,678       (10,830)         24,186
Depreciation and amortization..................     31,036         835                        31,871
Non-cash stock-based compensation..............        967                                       967
Loss on sale of messaging business.............      2,066                                     2,066
Restructuring costs............................      5,536                                     5,536
                                                 ---------    --------      --------       ---------
Total costs and expenses.......................    236,193      17,082       (16,742)        236,533
(Loss) income from operations..................    (71,962)        371            --         (71,591)
Interest income................................      1,405         562          (677)          1,290
Interest expense...............................    (11,708)       (577)          677         (11,608)
Gain on bond repurchases.......................     25,790                                    25,790
Other expenses, net............................       (330)        (52)                         (382)
                                                 ---------    --------      --------       ---------
(Loss) income from continuing operations.......    (56,805)        304            --         (56,501)
Loss from discontinued operations..............    (65,222)                                  (65,222)
                                                 ---------    --------      --------       ---------
Net (loss) income..............................  $(122,027)   $    304      $     --       $(121,723)
                                                 =========    ========      ========       =========

                                  IBASIS, INC.

(13) SUBSIDIARY GUARANTORS (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 2004

                                                         PARENT    SUBSIDIARY                  CONSOLIDATED
                                                        COMPANY    GUARANTORS   ELIMINATIONS      TOTAL
                                                        --------   ----------   ------------   ------------
                                                                          (IN THOUSANDS)
Cash flows from operating activities:
  Loss from continuing operations.....................  $(19,227)   $  (170)       $    --       $(19,397)
  Adjustments to reconcile net loss to net cash used
    in operating activities
    Restructuring costs...............................      165                                       165
    Depreciation and amortization.....................   10,200         145                        10,345
    Amortization of deferred debt financing costs.....      149                                       149
    Loss on sale of long-term non-marketable
      security........................................    5,000                                     5,000
    Fair value of warrant issued......................    2,140                                     2,140
    Bad debt expense..................................      250                                       250
    Change in assets and liabilities
      Accounts receivable.............................  (11,856)       (760)                      (12,616)
      Prepaid expenses and other current assets.......      175         (51)                          124
      Other assets....................................      320          25                           345
      Accounts payable................................    1,996       2,442                         4,438
      Accrued expenses................................   (2,035)       (334)                       (2,369)
      Deferred revenue................................    5,886                                     5,886
      Other long-term liabilities.....................   (1,617)                                   (1,617)
      Due from parent.................................               (1,231)         1,231             --
      Due to guarantor subsidiaries...................    1,231                     (1,231)            --
                                                        --------    -------        -------       --------
        Net cash provided by (used in) continuing
          operating activities........................   (7,223)         66             --         (7,157)
                                                        --------    -------        -------       --------
Cash flows from investing activities:
  Purchases of property and equipment.................   (3,257)         (9)                       (3,266)
  Purchases of available-for-sale short-term
    marketable investments............................  (18,534)                                  (18,534)
  Maturities of available-for-sale short-term
    marketable investments............................      625                                       625
  Proceeds from sale of Speech Solutions Business.....    1,500                                     1,500
  Proceeds from earn-out relating to the sale of
    Speech Solutions Business.........................    1,009                                     1,009
        Net cash used in investing activities.........  (18,657)         (9)            --        (18,666)
Cash flows from financing activities:
  Proceeds from sale of common stock in private
    placement.........................................   31,500                                    31,500
  Transaction costs of private placement..............   (1,310)                                   (1,310)
  Proceeds from issuance of 8% Secured Convertible
    Notes due June 2007...............................   29,000                                    29,000
  Prepayment of 11 1/2% Senior Secured Notes due
    January 2005......................................  (25,175)                                  (25,175)
  Bank borrowings.....................................    4,600                                     4,600
  Payments of bank borrowings.........................   (6,900)                                   (6,900)
  Payments of principal on capital lease
    obligations.......................................   (2,167)                                   (2,167)
  Transaction costs of debt refinancing...............   (1,984)                                   (1,984)
  Proceeds from exercise of warrants..................    1,462                                     1,462
  Proceeds from exercises of common stock options.....      455                                       455
                                                        --------    -------        -------       --------
        Net cash provided by financing activities.....   29,481          --             --         29,481
                                                        --------    -------        -------       --------
        Net increase in cash and cash equivalents.....    3,601          57             --          3,658
                                                        --------    -------        -------       --------
Cash and cash equivalents, beginning of period........   15,520       1,750             --         17,270
                                                        --------    -------        -------       --------
Cash and cash equivalents, end of period..............  $19,121     $ 1,807        $    --       $ 20,928
                                                        ========    =======        =======       ========

                                  IBASIS, INC.

(13) SUBSIDIARY GUARANTORS (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 2003

                                                         PARENT    SUBSIDIARY                  CONSOLIDATED
                                                        COMPANY    GUARANTORS   ELIMINATIONS      TOTAL
                                                        --------   ----------   ------------   ------------
                                                                          (IN THOUSANDS)
Cash flows from operating activities:
  (Loss) income from continuing operations............  $(11,404)   $    466      $     --       $(10,938)
  Adjustments to reconcile net loss to net cash used
    in operating activities
    Gain on bond exchanges............................  (16,615)                                  (16,615)
    Depreciation and amortization.....................   19,701          364                       20,065
    Amortization of deferred debt financing costs.....      333                                       333
    Amortization of deferred compensation.............       86                                        86
    Bad debt expense..................................      800                                       800
    Recovery of previously reserved receivable
      balance.........................................   (4,269)                                   (4,269)
    Change in assets and liabilities
      Accounts receivable.............................    2,199          357                        2,556
      Prepaid expenses and other current assets.......      895          435                        1,330
      Other assets....................................      504           31                          535
      Accounts payable................................    5,655        1,105                        6,760
      Accrued expenses................................   (6,650)       1,932                       (4,718)
      Deferred revenue................................      417                                       417
      Other long-term liabilities.....................      481                                       481
      Due from parent.................................               (14,792)       14,792             --
      Due to guarantor subsidiaries...................   14,792                    (14,792)            --
                                                        --------    --------      --------       --------
        Net cash provided by (used in) continuing
          operating activities........................    6,925      (10,102)           --         (3,177)
                                                        --------    --------      --------       --------
Cash flows from investing activities:
  Purchases of property and equipment.................   (4,346)        (106)                      (4,452)
  Payment associated with the sale of Speech Solutions
    Business..........................................     (736)                                     (736)
                                                        --------    --------      --------       --------
        Net cash used in investing activities.........   (5,082)        (106)           --         (5,188)
                                                        --------    --------      --------       --------
Cash flows from financing activities:
  Bank borrowings.....................................    9,200                                     9,200
  Payments of bank borrowings.........................   (9,200)                                   (9,200)
  Payments of principal on capital lease
    obligations.......................................   (5,838)                                   (5,838)
  Professional fees paid for exchange of bonds........     (935)                                     (935)
  Proceeds from exercises of common stock options.....       91                                        91
                                                        --------    --------      --------       --------
        Net cash provided by financing activities.....   (6,682)          --            --         (6,682)
                                                        --------    --------      --------       --------
        Net increase (decrease) in cash and cash
          equivalents.................................   (4,839)     (10,208)           --        (15,047)
                                                        --------    --------      --------       --------
Cash and cash equivalents, beginning of period........   20,359       11,958            --         32,317
                                                        --------    --------      --------       --------
Cash and cash equivalents, end of period..............  $15,520     $  1,750      $     --       $ 17,270
                                                        ========    ========      ========       ========

                                  IBASIS, INC.

(13) SUBSIDIARY GUARANTORS (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 2002

                                                         PARENT    SUBSIDIARY                  CONSOLIDATED
                                                        COMPANY    GUARANTORS   ELIMINATIONS      TOTAL
                                                        --------   ----------   ------------   ------------
                                                                          (IN THOUSANDS)
Cash flows from operating activities:
  (Loss) income from continuing operations............  $(56,805)   $    304      $     --       $(56,501)
  Adjustments to reconcile net loss to net cash used
    in operating activities
    Gain on bond repurchases..........................  (25,790)                                  (25,790)
    Restructuring costs...............................    5,536                                     5,536
    Depreciation and amortization.....................   31,036          835                       31,871
    Loss on sale of messaging business................    2,066                                     2,066
    Amortization of deferred debt Financing costs.....      672                                       672
    Amortization of deferred compensation.............      967                                       967
    Bad debt expense..................................    9,674          352                       10,026
    Change in assets and liabilities
      Accounts receivable.............................   (6,175)        (255)                      (6,430)
      Prepaid expenses and other current assets.......    4,070         (463)                       3,607
      Other assets....................................      670                                       670
      Accounts payable................................    2,006          477                        2,483
      Accrued expenses................................  (15,904)       1,492                      (14,412)
      Other long-term liabilities.....................    2,268                                     2,268
      Due to parent...................................               (78,735)       78,735             --
      Due from guarantor subsidiaries.................   78,735                    (78,735)            --
                                                        --------    --------      --------       --------
        Net cash provided by (used in) continuing
          operating activities........................   33,026      (75,993)           --        (42,967)
        Net cash used in discontinued operations......   (1,874)                                   (1,874)
                                                        --------    --------      --------       --------
        Net cash provided by (used in) operating
          activities..................................   31,152      (75,993)           --        (44,841)
                                                        --------    --------      --------       --------
Cash flows from investing activities:
  Purchases of property and equipment.................   (3,692)        (940)                      (4,632)
  Decrease in marketable securities...................                25,614                       25,614
  Decrease in long-term marketable securities.........                 8,411                        8,411
  Proceeds from sale of messaging business............      168                                       168
  Proceeds from sale of Speech Solutions Business.....   17,000                                    17,000
                                                        --------    --------      --------       --------
        Net cash provided by investing activities.....   13,476       33,085            --         46,561
                                                        --------    --------      --------       --------
Cash flows from financing activities:
  Decrease in restricted cash.........................    8,867                                     8,867
  Bank borrowings.....................................    2,300                                     2,300
  Payments of principal on long-term debt.............   (3,866)                                   (3,866)
  Payments of principal on capital lease
    obligations.......................................  (38,918)                                  (38,918)
  Repurchase of bonds.................................  (13,992)                                  (13,992)
  Proceeds from exercises of warrants and common stock
    options...........................................      122                                       122
  Proceeds from employee stock purchase plan..........      285                                       285
                                                        --------    --------      --------       --------
        Net cash used in financing activities.........  (45,202)          --            --        (45,202)
                                                        --------    --------      --------       --------
        Net decrease in cash and cash equivalents.....     (574)     (42,908)           --        (43,482)
                                                        --------    --------      --------       --------
Cash and cash equivalents, beginning of period........   20,933       54,866            --         75,799
                                                        --------    --------      --------       --------
Cash and cash equivalents, end of period..............  $20,359     $ 11,958      $     --       $ 32,317
                                                        ========    ========      ========       ========

                                  IBASIS, INC.

(14) SUMMARY OF QUARTERLY INFORMATION (UNAUDITED)

    Quarterly financial information for 2004 and 2003 is as follows:

                                               FIRST        SECOND       THIRD       FOURTH     TOTAL
2004                                         QUARTER(1)   QUARTER(2)   QUARTER(3)   QUARTER      YEAR
----                                         ----------   ----------   ----------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenue................................    $57,008      $61,175      $70,359    $75,136    $263,678
Total cost and operating expenses..........     66,350       67,088       73,255     76,382     283,075
Loss from continuing operations............     (9,342)      (5,913)      (2,896)    (1,246)    (19,397)
Income from discontinued operations........         --           --        1,861         --       1,861
                                               -------      -------      -------    -------    --------
Net loss...................................    $(9,342)     $(5,913)     $(1,035)   $(1,246)   $(17,536)
                                               =======      =======      =======    =======    ========
Basic and diluted net loss per share:
  Loss from continuing operations..........    $ (0.21)     $ (0.13)     $ (0.06)   $ (0.02)   $  (0.38)
  Income from discontinued operations......         --           --         0.04         --        0.03
                                               -------      -------      -------    -------    --------
  Net loss.................................    $ (0.21)     $ (0.13)     $ (0.02)   $ (0.02)   $  (0.35)
                                               =======      =======      =======    =======    ========

                                                 FIRST      SECOND     THIRD      FOURTH     TOTAL
2003                                            QUARTER    QUARTER    QUARTER    QUARTER      YEAR
----                                            --------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenue...................................  $41,841    $39,119    $44,032    $53,167    $178,159
Total cost and operating expenses.............   49,254     47,312     48,796     56,207     201,569
Income (loss) from continuing operations......    4,032     (5,505)    (5,633)    (3,832)    (10,938)
Income from discontinued operations...........       --         --         --      1,251       1,251
                                                -------    -------    -------    -------    --------
Net loss......................................  $ 4,032    $(5,505)   $(5,633)   $(2,581)   $ (9,687)
                                                =======    =======    =======    =======    ========
Basic and diluted net loss per share:
  Income (loss) from continuing operations....  $  0.09    $ (0.12)   $ (0.13)   $ (0.09)   $  (0.24)
  Income from discontinued operations.........       --         --         --       0.03        0.03
                                                -------    -------    -------    -------    --------
  Net loss....................................  $  0.09    $ (0.12)   $ (0.13)   $ (0.06)   $  (0.21)
                                                =======    =======    =======    =======    ========

------------------------

(1) Loss from continuing operations includes $5.0 million charge for loss on long-term non-marketable security.

(2) Loss from continuing operations includes $2.4 million in debt refinancing related charges

(3) Loss from continuing operations includes $0.2 million in debt refinancing related charges

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT IS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION IS NOT PERMITTED. NO SALE MADE PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS IBASIS SINCE THE DATE OF THIS PROSPECTUS.


                                  iBASIS, INC.


                        16,732,500 SHARES OF COMMON STOCK



                                   ----------

                                   PROSPECTUS

                                   ----------



                                  MARCH 28, 2005